CULTIVATING EXCELLENCE

Agrium

ANNUAL REPORT 2015

CULTIVATING EXCELLENCE
ANNUAL REPORT 2015

PROVEN STRATEGY

MISSION

Agrium’s mission is to help feed the world. With a growing global population and finite agricultural resources, meeting the ever-increasing demand for food is an immense challenge. Agrium will continue to be a leader and innovator in driving solutions that help growers increase their yields and meet this demand.

VISION

Our vision is to be the world’s leading provider of agricultural products, services and solutions. Agrium is the global leader in the crop input retail market and a major producer of primary crop nutrients. Leveraging our capabilities through our Wholesale business unit to be a low-cost producer of nutrients, our strength is in our ability to deliver what our customers need, where and when they need it.

STRATEGY

Our strategy is to offer growers a complementary portfolio of agricultural products, services and solutions that increase farm productivity while providing growing returns for our shareholders. We strive to continually improve the efficiency of our business, focus on achieving best-in-class operational performance, and grow both organically and through value-enhancing investments.

AGRIUM’S FOUR STRATEGIC PILLARS

PEOPLE Foster a highly engaged and collaborative workforce	OPERATIONAL EXCELLENCE Improve overall efficiency of our assets		FOCUSED GROWTH Deliver on our growth opportunities		CAPITAL ALLOCATION Maximize total shareholder return

TABLE OF CONTENTS	Agrium Strategy and Highlights	1	Management’s Discussion and Analysis	12	Financial Statements and Notes	85

Non-IFRS Financial Measures and Forward-looking Statements:

Certain financial measures in this document, as listed in the table on page 13, are not prescribed by International Financial Reporting Standards (IFRS). Our method of calculation may not be directly comparable to that of other companies. Refer to page 73, Non-IFRS Financial Measures, for further details including a reconciliation of such measures to their most directly comparable measures calculated in accordance with IFRS. In addition, certain statements and other information included in this document constitute “forward-looking information”, “forward-looking statements” and/or “financial outlook” within the meaning of applicable Canadian and United States (U.S.) securities legislation (collectively, “forward-looking statements”). These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control and which could cause actual results to differ materially from such forward-looking statements. As such, readers should not place undue reliance on these forward-looking statements. Refer to page 82, Key assumptions and risks in respect of forward-looking statements, for further details.

DELIVERING RESULTS

STRONG SHAREHOLDER RETURNS $1-billion returned in dividends and share buybacks in 2015
GROWTH IN FREE CASH FLOW 41% CAGR since 2013 Compound annual growth rate in free cash flow per share, despite declining nutrient prices
OPERATIONAL EXCELLENCE RESULTS >$600-million one-time proceeds from portfolio review and reduction in average non-cash working capital
OPERATIONAL PERFORMANCE 10% improvement in ammonia capacity utilization [1] in 2015 1 Excludes results from Joffre nitrogen facility.

Performance Highlights: Agrium maintains a focus on continual improvement in our performance across financial, operational, safety and sustainability measures.

Metric (millions of U.S. dollars, except as noted)	2015	2014	2013
Financial
Sales	14,795	16,042	15,727
Net earnings from continuing operations	988	798	1,080
EBITDA (a)	2,096	1,710	2,102
Diluted earnings per share from continuing operations (in U.S. dollars)	6.98	5.51	7.31
Capital expenditures	1,188	2,021	1,755
Free cash flow per share (in U.S. dollars)	8.59	5.85	4.34
Dividends paid	468	430	334
Operational Excellence
Wholesale capacity utilization (%)
Ammonia	89	79	85
Potash	94	52	84
Phosphoric acid	94	92	92
Retail Average non-cash working capital to sales (%)	18	17	20
Retail Cash operating coverage ratio (%) (b)	62	61	64
Retail Normalized comparable store sales (%)	(4)	(2)	5
Consolidated Selling, general and administrative costs	2,189	2,347	2,212
Safety (cases per 200,000 hours worked)
Employee Total Recordable Injury Rate (TRI)	1.54	1.79	1.74
Environmental Incident Rate (EIR)	0.11	0.11	0.14
Vehicle Accident Rate (VAR)	0.45	0.50	0.42
Community Investment
Amount spent on community projects	7.6	8.8	9.2

(a)	Earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.
(b)	2013 metric adjusted to exclude the impact of the Viterra purchase gain of $257-million and a $200-million goodwill impairment for the Australian operations.

AGRIUM ANNUAL REPORT 2015	1

EXECUTION

LETTER FROM THE PRESIDENT & CEO

This letter marks the end of another very busy and productive year at Agrium. In 2015, we continued to strengthen the foundations of the Company and solidify its future potential by delivering on a number of key objectives. Throughout the year, we focused on areas of our business we could control. Specifically, we dedicated significant efforts to increasing the utilization rates of our production assets; we completed our potash mine expansion and delivered a successful Canpotex test run; and we continued to optimize our Retail network, significantly reducing costs across the business.

Combined with our unparalleled competitive strengths, a clear capital allocation policy and impressive growth in our earnings and free cash flow, these achievements clearly demonstrated the value of Agrium’s business model and enabled us to maintain our momentum against a challenging backdrop for agricultural and global commodity markets. This once again resulted in strong total returns for Agrium’s shareholders relative to our North American agricultural peers.

DELIVERING ON OUR STRATEGY

Agrium’s strategy is built on four strategic pillars: Operational Excellence, Capital Allocation, Focused Growth and People. I am very pleased to report that in all of these areas, we made significant progress that will support our business over the near and long terms.

Within the area of Operational Excellence, we significantly exceeded our financial targets, substantially increased our Wholesale operating rates and drove improvements throughout our Retail business. In 2015, we delivered over $200-million in recurring EBITDA improvements while also generating over $600-million in one-time proceeds through non-core asset divestitures and average non-cash working capital reductions. These impressive results easily exceeded our 2017 Operational Excellence targets of $125-million of recurring EBITDA improvements and $350-million of one-time benefits. While we are pleased with our achievements in this area, this is only the beginning of Operational Excellence at Agrium. We remain focused on continuing to transform the way we do business and maximizing the efficiency and productivity of our asset base.

In the area of Capital Allocation, our actions over the past year clearly demonstrate our commitment to providing strong returns of capital through a growing dividend and opportunistic share repurchases. Early in 2015, we increased our target dividend payout ratio to a range of 40 to 50 percent of free cash flow – a significant increase from the previous target of 25 to 35 percent; and we increased our annual dividend payment from $3.00 per share in 2014 to $3.50 as of May 2015. We also implemented a normal course issuer bid in January 2015, under which we invested $559-million to repurchase approximately 4 percent of our shares outstanding. Further, we have continued to exercise discipline in our pursuit of focused growth opportunities, ensuring that our projects meet or exceed our hurdle rate of 12 percent – with the overarching objective of allocating capital in a manner that maximizes returns for shareholders.

Focused Growth remained a key emphasis for Agrium in 2015. Within Wholesale, we progressed the expansion of our Borger, Texas, nitrogen facility and re-aligned the scope of the project to reduce risk. We made significant progress in the ramp-up

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DIVIDEND PAYOUT RATIO TARGET	SHARE REPURCHASE PROGRAM

of the Vanscoy, Saskatchewan potash expansion and successfully completed our Canpotex proving run for the new total nameplate capacity of 3.024 million tonnes. Within Retail, we acquired 26 locations, which collectively represent approximately $20-million in expected annual EBITDA. Looking ahead, we expect our capital investment expenditures to drop significantly as we wind down our expansion program within the Wholesale business. As a result, we expect to maintain our sustaining capital expenditures in the range of $500-million to $550-million per year, which will be supplemented by continued execution of Retail acquisition opportunities, for which we have a robust pipeline. We expect the combination of incremental earnings related to new volumes from our capacity expansions and the significant reduction in our investment capital to support a robust free cash flow profile and continued returns of capital to shareholders.

Finally, I am very pleased with our continued achievements with respect to Agrium’s People. We’re proud of the strong year we had in 2015 and are excited about the year ahead. But none of it would be possible without the dedication, discipline and talent of our approximately 15,200 employees across the world. These men and women consistently deliver exceptional results across the organization and are the heart and soul of our high-performance culture. Our People strategy is to foster a highly engaged and collaborative workforce; and in 2015, we conducted an employee survey to take a baseline measure of our employee sentiment and engagement. We had a very high participation rate at 88 percent, and received a score of 4.14 on the PricewaterhouseCoopers Employee Engagement Index, well surpassing the benchmark for high-performing companies of 3.99 out of 5.00. Once again in 2015, Agrium also garnered numerous accolades for our distinctive and outstanding culture, including recognition as one of Canada’s Top 100 Employers, Alberta’s Top 70 Employers, Canada’s Top Diversity Employers, Canada’s Top Employers for Young People and Achievers’ 50 Most Engaged Workplaces in North America.

AGRIUM ANNUAL REPORT 2015	3

I am also pleased with our success in ensuring continuity and strength in our management team by matching high-quality candidates with key leadership positions at Agrium. In the past 12 months, we promoted Susan Jones, who has had a long and diverse career with Agrium, to become our new Senior Vice President and Chief Legal Officer; and we welcomed Harry Deans as our new Senior Vice President and President, Wholesale. I am confident that Susan and Harry will make valuable contributions to Agrium and their appointments will further strengthen our management team in 2016 and beyond.

I also want to thank and congratulate Ron Wilkinson, our longtime Senior Vice President and President, Wholesale, who recently retired after nearly four decades of outstanding service to Agrium and its legacy companies.

FEEDING THE WORLD RESPONSIBLY

Agrium’s mission is to help feed the world – one of the key global challenges facing our generation and the next. By 2050, the global population is expected to reach nine billion people with an increasing appetite for nutritious food, which will require significantly more production from the existing arable land area. Effective use of crop inputs and the further adoption of efficient farming techniques will be essential to meeting this challenge.

As the world’s leading agricultural retailer and one of the major global producers of agricultural nutrients, we are well positioned to meaningfully contribute to solving this global challenge. Agrium’s strategy is to offer growers a complementary portfolio of agricultural products, services and solutions that increase farm productivity and provide growing returns to our shareholders. Our top priority is to achieve this strategy while ensuring the safety of our people and the communities in which we operate. We set objectives related to Environment, Health, Safety and Security measures, and we are pleased to report that we improved in a majority of these key areas once again in 2015.

We believe that fulfilling our role as a responsible corporate citizen entails much more than simply complying with safety and environmental regulations. We are committed to actively participating in the communities in which we operate, and we strive to be part of the solution to global environmental challenges. 2015 was a strong year in both of these areas. Agrium won a global award for Outstanding Service to Environmental Education, and four of our Retail farm centers won international Environmental Respect Awards. In addition, Agrium Retail plays a leading role in ResponsibleAg, a U.S.-based non-profit organization founded in 2014 to promote the safe storage and handling of fertilizers.

I would also like to express my gratitude to Agrium’s shareholders for their ongoing support and thank the members of our Board of Directors for the invaluable roles they play in overseeing our financial and operating performance. The quality of their governance continually garners external recognition, and our success as a company is a direct result of the excellent guidance they provide.

Weather and commodity markets will continue to be difficult to predict. However, this Company will remain focused on executing our strategy as we strive to be the top global integrated agricultural products, services and solutions company. We can achieve this by continuing to drive efficiency and productivity throughout our operations, growing our portfolio through organic initiatives and value-enhancing acquisitions, and prudently managing our capital allocation decisions. I look forward to the opportunity to continue driving meaningful value creation for all stakeholders and to realizing the bright future Agrium has in store.

Chuck Magro

President & Chief Executive Officer

February 24, 2016

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EXPERIENCED TEAM

AGRIUM’S EXECUTIVE LEADERSHIP TEAM

(from left to right)

Stephen Dyer – Senior Vice President and President, Retail Business Unit | B.Sc. (Chem), P.Eng

Leslie O’Donoghue, Q.C. – Executive Vice President, Corporate Development & Strategy & Chief Risk Officer | B.A. (Econ), LL.B.

Susan Jones – Senior Vice President & Chief Legal Officer | B.A. (Political Science), LL.B.

Chuck Magro – President & Chief Executive Officer | B.Sc. (Chem), MBA

Harry Deans – Senior Vice President and President, Wholesale Business Unit | Ph.D. (Chem)

Steve Douglas – Senior Vice President & Chief Financial Officer | B.Com. (Hons), CPA, CA

Michael Webb – Senior Vice President, Human Resources | B.Sc.

Please refer to the Leadership Team section of Agrium’s website for biographies of our Executive Leadership Team members.

AGRIUM ANNUAL REPORT 2015	5

KEY PRIORITIES

2015 SCORECARD
	Fully achieved	Partially achieved

1. ENVIRONMENT, HEALTH, SAFETY AND SECURITY (EHS&S)

Identify areas and implement initiatives for further continuous improvement in Agrium’s EHS&S performance and governance

	2015 Actual	2015 Target
Employee Total Recordable Injury Rate (TRI)	1.54	1.71
Employee Lost Time Injury Rate (LTI)	0.49	0.58
Contractor Total Recordable Injury Rate (CTRI)	0.88	0.85
Environmental Incident Rate (EIR)	0.11	0.17
Vehicle Accident Rate (VAR)	0.45	0.55

2. OPERATIONAL EXCELLENCE

Achieve $350-million in one-time savings and make progress towards $125-million annual EBITDA improvement

●	Exceeded target savings and earnings

●	Achieved over $250-million in average non-cash working capital savings in Retail and over $350-million in one-time proceeds/savings related to asset divestitures from our portfolio review

●	Achieved over $200-million in EBITDA improvements related to general and administrative costs, repatriation of nitrogen and phosphate volumes to Western Canada and other procurement and logistics initiatives

Progress portfolio review and divest non-core assets

●	Divested several non-core, low-return purchase for resale assets

●	Sold West Sacramento, California nitrogen upgrading facility, with negligible impact on net earnings

●	Continued to evaluate options for our phosphate business

3. NITROGEN EXPANSION PROJECTS

Complete expansion of the Borger nitrogen facility on time and on budget

●	Revised scope of Borger nitrogen expansion project to mitigate construction risk and cost overrun; project is currently within the new scope for timeline and cost estimate

●	Construction targeted for completion by the end of 2016 with the new 610,000 tonne urea facility coming online in 2017

Complete expansion of the MOPCO nitrogen facility in Egypt

●	Completed start-up of the two new urea trains during 2015

4. POTASH RAMP-UP

Achieve target production of 2.1 million tonnes from the Vanscoy potash mine

●	Produced two million tonnes of potash and exceeded target reduction in cash cost of product manufactured

●	Completed Canpotex proving run in December 2015 and were granted a new allocation of 10.3 percent of total Canpotex volumes in 2016

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5. RETAIL GROWTH

Remain focused on 2015 Retail key metrics

●	Retail performed relatively well across most geographies, despite a challenging agricultural commodity environment. In Canada, however, results were impacted by drought conditions and weakness in the Canadian dollar. We met our target metrics on average non-cash working capital to sales but did not meet our other key target metrics this year.

	2015 Actual	2015 Target	2014 Actual
Average non-cash working capital to sales (%)	18	18	17
Cash operating coverage ratio (%)	62	60	61
EBITDA to sales (%)	8	10	9
Return on capital employed (%)	9	13	10
EBITDA (millions of U.S. dollars)	1,033	1,300	1,119

Achieve further EBITDA growth in the Landmark Retail business in Australia

●	Achieved the original synergies of AUD $40-million in 2015 and reported record earnings by significantly reducing operational costs, introducing higher-margin proprietary products and optimizing the network

KEY PRIORITIES FOR 2016

1. EHS&S

●	Meet the vision of eliminating life-altering incidents through employee engagement, leadership accountability and caring for each other

2. OPERATIONAL EXCELLENCE

●	Continue to drive year-over-year improvement in all aspects of Agrium’s operations

●	In Wholesale, continue to improve capacity utilization and reduce fixed costs across the business

●	In Retail, achieve higher year-over-year normalized comparable store sales and EBITDA margin, and lower non-cash working capital and operating costs on a comparable store basis

●	Achieve a minimum 15 percent reduction in Corporate cash general and administrative costs

3. NITROGEN EXPANSION

●	Complete construction of Borger expansion on revised timeline and budget

4. POTASH RAMP-UP

●	Achieve target production of approximately 80 percent of nameplate capacity from the Vanscoy potash mine, in line with the original mine expansion plan

5. RETAIL GROWTH

●	Continue to grow U.S. market share through organic growth, acquisition opportunities and building new Retail locations

●	Continue to grow proprietary seed, plant health, and crop protection product businesses

●	Continue to expand our precision agriculture offerings and Echelon footprint

6. CAPITAL RETURN GROWTH

●	Continue to grow shareholder returns in line with free cash flow generation and our capital allocation priorities

●	Target 40 to 50 percent allocation of free cash flow to dividends

AGRIUM ANNUAL REPORT 2015	7

OUR CULTURE

CULTIVATING EXCELLENCE IN OUR PEOPLE

Agrium’s highly engaged and dedicated workforce is the key to unlocking future performance from our organization. Recognizing people as our greatest asset and the key to our success, Agrium works hard to ensure a safe and respectful work environment for all our employees.

Through such initiatives as the ‘Commitment to Zero’ safety program that we launched in early 2016 and our executive-sponsored Diversity and Inclusion Council, our work in these areas will remain at the forefront of everything we do.

PEOPLE STRATEGY

Agrium’s overall people strategy is to foster a highly engaged and collaborative workforce with the talent, skills and engagement required to deliver on our corporate strategy. In 2015, we continued to focus our human resource priorities in three areas:

●	Succession and leadership development

●	Attracting and retaining the best talent

●	Excellence in performance management

In 2015, Agrium undertook significant work in the area of leadership succession, ensuring that we are identifying the talent required to meet our current and future needs. Diversity in our talent pool will continue to be a focus. Commitment to increased diversity and inclusion allows us to attract top talent, relate to changing customer demographics and increase employee engagement.

CULTIVATING EXCELLENCE AS AN EMPLOYER

Agrium has a well-deserved reputation as an employer of choice. We were once again a proud recipient of several employer awards in 2015. We conducted an Employee Engagement Survey across our approximately 15,200 employees worldwide and were very pleased with the response and results. Engagement among Agrium employees is high, with a score of 4.14 out of 5.00 on the PricewaterhouseCoopers Employee Engagement Index, surpassing the benchmark for high-performing companies of 3.99 out of 5.00.

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EXCELLENCE IN SUSTAINABILITY

Agrium strives to improve agriculture and the communities in which we operate through safety, technology, education, economic development and environmental improvement. Engaging with stakeholders is central to Agrium’s sustainability practice. We believe in open, ongoing, two-way dialogue across a variety of communication channels.

Agrium worked extensively with the United Nations (UN) Sustainable Development Solutions Network in 2015 and helped expand 4R practices to small landholder farmers internationally. We also focus on educating and assisting our grower customers across all geographies with 4R practices, particularly through the use of our Echelon precision agriculture platform.

We work closely with customers to help ensure they apply the Right Source of nutrients at the Right Rate, Right Place and Right Time.

Agrium’s Echelon platform provides growers with very precise tools and technology to implement 4R nutrient stewardship on their operations.

Agrium is committed to ensuring that our sustainability priorities match those that matter most to our stakeholders. In 2015, we engaged with our external stakeholders, including customers, suppliers, non-governmental organizations, investment analysts, communities and the fertilizer industry to help determine these priority sustainability topics. For further discussion about this assessment and for more information about Agrium’s performance on our priority topics, please refer to our sustainability webpage (www.agrium.com/en/sustainability) and look for our 2014-2015 Sustainability Report in July 2016.

AGRIUM ANNUAL REPORT 2015	9

BUSINESS CONDUCT AND ETHICS

As a global company, Agrium operates in a wide range of jurisdictions and is vigilant and proactive in operating ethically. Every year, during the annual signing of the Code of Ethics, our employees operating in higher risk positions or jurisdictions receive training on ethics-related topics. In 2015, we also conducted in-person training on a number of compliance-related areas including anti-corruption, competition law and conflict of interest. We maintain a Compliance Hotline accessible worldwide in 11 languages, which employees and the public can access to confidentially report suspected breaches of our corporate codes.

Beyond committing to the highest standards of safety, environmental and human rights performance, Agrium encourages the same standards across our supply chain. In 2015, we began implementing our Supplier Code of Conduct, which we adopted in 2014.

ENVIRONMENT

As a supplier of agricultural products and services with more than 1,400 retail facilities in North America, South America and Australia, our reach is extensive and global. A large portion of the environmental impacts related to fertilizers occurs on the farms where the products we manufacture and sell are applied. We take a two-pronged approach to reducing negative impacts on the farm. First, we use technology and a variety of services to prevent environmental losses while optimizing grower returns. Agrium currently provides precision agricultural services, where GPS and scientific testing are combined to determine and target product applications. We apply these technologies on more than 21 million acres across North America. Second, we collaborate with others to promote the uptake of scalable frameworks that reduce nutrient runoff and air emissions, such as the 4R Nutrient Stewardship System and the Nitrous Oxide Emission Reduction Protocol.

In our own operations, climate change is a priority on our sustainability agenda. In 2015 we started programs that will help us meet our target to reduce our direct North American Wholesale greenhouse gas emissions intensity by 20 percent from our 2005 baseline by 2020. We implemented an energy efficiency retrofit at our Kennewick, Washington, facility in 2014, replacing compressors and blowers to achieve significant energy savings (i.e., enough to power 240 homes annually) and associated reductions in greenhouse gases. We also continue to capture carbon from our Borger, Texas, facility for sequestration in depleted oil reservoirs. We captured approximately 207,900 tonnes in 2015.

SAFETY

Agrium is committed to the safety of our employees, contractors, carriers, customers and neighbors, and we continually strive for zero injuries. In early 2016 we launched a new EHS&S vision and strategy called ‘Commitment to Zero’. This program is based on three key principles: (1) Do it safely or not at all, (2) There is always time to do it safely, and (3) Care for each other’s health, safety and security. As part of our new strategy, and to ensure that we focus on the elimination of life-altering and environment-altering incidents, we have revised our key performance indicators for safety and will now track more serious incidents and potentially serious incidents separately. Agrium’s strong safety culture starts with commitment from senior leadership and is embedded throughout the company through awareness initiatives, training and procedures. A portion of employee compensation is tied to achieving safety objectives. In 2015, we exceeded our targets in four out of five key performance indicators and set new Company records for lowest Employee Total Recordable Injuries and Lost Time Injuries.

We focus on public safety through a highly structured transportation process, stringent protocols at our chemical storage facilities and ongoing monitoring. In 2015, Agrium’s North American Wholesale business dispatched more than 12,000 anhydrous ammonia shipments network-wide without a single non-accidental release (NAR). An NAR is usually a leak caused by improper seals in a railcar, worn-out equipment or operator error.

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In the Retail business, Agrium works closely with ResponsibleAg – a U.S.-based, non-profit organization founded in 2014 to promote the safe storage and handling of fertilizers. In April 2015, an Agrium retail farm center in Hillsboro, Tennessee, became the first facility to be certified by ResponsibleAg. Agrium’s network of over 900 retail facilities across the United States are all registered with ResponsibleAg and are committed to obtaining certification over the next three years.

Working with employees, community members and first responders, we have developed emergency response plans for all communities in which we have production facilities.

COMMUNITY RELATIONS

Agrium is a proud participant in the communities in which we operate, and we look for ways to help them develop through community relations, job creation and other economic contributions. In 2015, we invested $7.6-million across six countries in more than 1,400 non-profit organizations focused on youth development, health and wellness, civic arts and culture, and environmental stewardship. By collaborating with multiple groups, we build long-term, impactful programs and solutions that we continually learn from and build upon. We believe we can have the greatest impact by investing in programs that will garner ongoing support from the communities in which they operate and will be scalable to other regions or situations in the future.

More information about Agrium’s sustainability practices and performance is available in the Sustainability section of our website (www.agrium.com/en/sustainability). We regularly post updates regarding our programs and progress.

AGRIUM ANNUAL REPORT 2015	11

MANAGEMENT’S DISCUSSION AND ANALYSIS

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This Management’s Discussion and Analysis (MD&A) of operations and financial condition focuses on Agrium’s long-term vision, strategy and growth opportunities as well as its historical performance for the years ended December 31, 2015 and 2014. The Board of Directors of Agrium (the “Board”) carried out its responsibility for review of this disclosure and, prior to publication, approved this disclosure.

Throughout this MD&A, unless otherwise specified, “Agrium”, “the Company”, “we”, “our”, “us” and similar expressions refer collectively to Agrium Inc. and its subsidiaries, any partnerships involving Agrium Inc. or any of its subsidiaries, its significant equity investments and Agrium Inc.’s share of its joint ventures.

Additional information relating to the Company, including its consolidated quarterly and annual financial information and its Annual Information Form (AIF) for the year ended December 31, 2015, is available under Agrium’s corporate profile on SEDAR (www.sedar.com). The Company’s reports are also filed with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov).

All dollar amounts refer to U.S. dollars, except where otherwise stated. 2015, 2014 and 2013 financial information presented and discussed in this MD&A is prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Certain financial measures in this MD&A, listed in the table below, are not prescribed by, and do not have any standardized meaning under, IFRS. Our method of calculation of the non-IFRS financial measures may not be directly comparable to that of other companies. We consider these non-IFRS financial measures to provide useful information to both management and investors in measuring our financial performance and financial condition. These non-IFRS financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS. Refer to page 73, “Non-IFRS Financial Measures”, for further details, including a reconciliation of the non-IFRS financial measures to their most directly comparable measures calculated in accordance with IFRS.

Non-IFRS financial measures

Cash cost of product manufactured (COPM)

Cash operating coverage ratio

Comparable store sales and normalized comparable store sales

Earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization (EBITDA), Adjusted EBITDA, EBITDA to sales

Free cash flow, free cash flow per share, dividends paid as a percent of free cash flow

Wholesale measures, including share of joint ventures: sales, cost of product sold, gross profit

FORWARD-LOOKING STATEMENTS

Certain statements and other information included in this MD&A constitute “forward-looking information” and/or “financial outlook” within the meaning of applicable Canadian securities legislation or “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively herein referred to as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “outlook”, “focus”, “potential”, “will”, “should”, “would”, “could” and other similar expressions.

Forward-looking statements in this MD&A are intended to provide Agrium securityholders and potential investors with information regarding Agrium, including management’s assessment of future financial and operational plans and outlook, and may not be appropriate for other purposes. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control and which could cause actual results to differ materially from such forward-looking statements. As such, readers should not place undue reliance on these forward-looking statements. Refer to page 82, “Key Assumptions and Risks in Respect of Forward-looking Statements”, for further details.

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Agrium’s strategic footprint

Agrium has significant competitive advantages across our global footprint of operations. We are focused on supplying the important crop inputs, services and solutions farmers require to meet the ever-growing global demand for crops and food, and we are committed to doing so safely and sustainably. Our Retail operations provide us with stability, diversity and long-term earnings growth potential, and our strategically positioned Wholesale operations with low-cost nitrogen and potash operations allow us to reach markets across North America and around the world.

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EXTENSIVE COMPETITIVE ADVANTAGES ACROSS OUR STRATEGIC FOOTPRINT

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Agrium’s business model

Agrium’s business model combines the production of primary crop nutrients with the world’s largest direct-to-grower distribution network for crop inputs, services and solutions. This structure allows us to generate synergies across the crop input value chain while also achieving higher plant operating rates, leveraging our size and scale with suppliers, capturing significant logistics and distribution synergies, and garnering market intelligence globally throughout our network.

THE MARKET FOR OUR PRODUCTS AND SERVICES

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PRECISION AGRICULTURE

Agrium’s Echelon precision agriculture platform brings cutting-edge technology to our grower customers. Precision agriculture uses technology and data to better match crop inputs with soil and crop requirements as they vary across a field rather than treating the whole field homogeneously. Integrating data from satellite imagery, field and yield mapping, soil sampling and foliar analysis to optimize the use of nutrients, crop protection products and seed through variable rate application, Echelon gives growers a powerful set of tools to maximize the productivity of their land. By ensuring products are optimally placed where they will be more fully utilized by the plants, precision agriculture also provides significant environmental benefits and is a highly effective tool in 4R and other agricultural stewardship programs. Echelon works with farm machinery systems and reporting software to seamlessly integrate detailed planning, analysis and record keeping with fieldwork. Agrium is currently touching more than 21 million acres in North America with our Echelon platform.

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Review of 2015 – A year of execution and controlling our controllables

Consolidated and business unit financial performance

(millions of U.S. dollars, except where noted)	2015	2014	% Change
Sales	14,795	16,042	(8)
Gross profit	3,888	3,552	9
EBIT	1,616	1,160	39
EBITDA	2,096	1,710	23
Retail EBITDA	1,033	1,119	(8)
Wholesale Adjusted EBITDA	1,322	821	61
Diluted earnings per share from continuing operations	6.98	5.51	27

●	The increase in earnings (loss) from continuing operations before finance costs and income taxes (EBIT) and EBITDA primarily reflects improvements in Wholesale’s production, cost profile and sales volumes and relative stability in our Retail earnings, despite pressure on agricultural commodity prices and lower nutrient prices.

●	Our Retail business unit’s EBITDA decreased due to weaker crop input demand related to lower global crop prices, drought conditions in Western Canada and foreign currency fluctuations in 2015. Partially offsetting this decline were lower selling and general and administrative expenses, which decreased by $133-million compared to 2014 as a result of our Operational Excellence initiatives and the weakening of global currencies versus the U.S. dollar.

●	Our Wholesale business unit’s Adjusted EBITDA increased as a result of higher earnings from all three major products. Sales volumes for these products increased in 2015 due to improved on-stream time at our production facilities and higher product availability. Cost of product sold per tonne decreased due to higher utilization rates, lower cash fixed costs, a weaker Canadian dollar and lower natural gas costs. This was partially offset by lower selling prices for nitrogen and potash due primarily to global incremental capacity additions and a reduction in the global cost curve from currency devaluations and lower energy prices.

●	We bought back approximately 5.6 million shares in 2015 at prices we believe were below their intrinsic value, which further supported our growth in earnings per share.

18	AGRIUM ANNUAL REPORT 2015

Retail overview and 2015 results

To meet the ever increasing global demand for nutritious food, farmers are faced with the challenge of increasing crop yields in an economic and environmentally sustainable manner. As the world’s largest agricultural retail-distributor of crop inputs, we offer an innovative, custom-built portfolio of products, services and solutions to help our grower customers achieve their yield goals and maximize their returns on investment. We accomplish this through over 1,400 facilities that we operate across the U.S., Canada, Australia and key areas of South America and through the strong partnerships we have built between our grower customers and our agronomists.

Our Retail distribution and services business provides growers with leading products, technologies and extensive agronomic experience, all backed by a commitment to sound environmental practices. Our more than 3,800 agronomists and field experts work directly with growers, helping them maximize the productivity of their farms by implementing the best management practices based on a thorough understanding of soils, climate conditions and crop requirements. Supporting this expertise is our own Echelon precision agriculture platform, which provides diagnostic recommendations to further enhance crop yields and create additional value for the grower.

We also provide innovative proprietary crop protection products and nutritionals under the Loveland Products brand, seed products under the brand names Dyna-Gro and Proven, and animal health products under the Dalgety brand. These leading crop inputs provide growers with options to profitably produce and protect their crops, while delivering higher margins for Agrium. In certain regions, we also provide other rural services.

In Australia, in addition to the above services, we provide livestock marketing and auction services and facilitate real estate and insurance services to our broad customer base. In Canada, we also market crop storage bins, provide fuel sales and services, and offer financial services to our customers.

CROP NUTRIENTS: PRODUCTS AND SERVICES

Retail supplies the crop nutrients essential to growing healthy plants, including nitrogen in both dry and liquid forms, potash, phosphates, sulfur and proprietary micronutrients. Retail acquires crop nutrient products from a wide variety of suppliers at market prices, including purchases from Agrium’s Wholesale business unit. Historically, approximately 30 percent of Retail’s North American crop nutrient purchases come from Wholesale, although for certain regions and products, Wholesale supplies the majority of crop nutrient inputs. The total volume supplied by Wholesale as a percentage of Retail’s needs is expected to grow in 2016. These crop nutrient products are typically blended at the local retail branch or in the field using variable-rate application equipment.

Retail delivers additional value to growers through its application services provided on a fee-for-service basis.

Our Retail branches work closely with growers to understand their goals and customize our delivery of products, agronomic advice and product application services to help achieve those goals. Retail’s agronomists use the 4R Nutrient Stewardship System together with our Echelon precision agriculture platform to help determine the right nutrient source and apply it at the right time, at the right rate and in the right place. Using Echelon’s highly sophisticated tools, our agronomists help growers identify the differences in yield potential within a field and adjust crop inputs accordingly, thereby increasing their productivity and returns while reducing environmental impacts.

Nutrient application windows during the growth cycle of a crop can be very narrow due to the weather, so growers need a reliable and efficient distribution system for crop inputs. Retail’s distribution network – the largest in North America – has efficiently moved on average more than nine million tonnes of crop nutrients to our grower customers annually.

AGRIUM ANNUAL REPORT 2015	19

RETAIL GLOBAL OPERATIONS

+1,200
FACILITIES
CANADA
HIGH RIVER
UNITED STATES
LOVELAND
HAWAII
CROP PRODUCTION SERVICES (CPS)
CROP PRODUCTION SERVICES CANADA (CPSC)
LANDMARK BRANCH
AGROSERVICIOS PAMPEANOS (ASP)
RETAIL HEAD OFFICE

BRAZIL
CHILE
ARGENTINA
LAS CONDES
MARTINEZ
URUGUAY
~60
FACILITIES

AUSTRALIA
MELBOURNE
~200
FACILITIES

20	AGRIUM ANNUAL REPORT 2015

CROP PROTECTION PRODUCTS: PRODUCTS AND SERVICES

Retail’s crop protection business markets a broad spectrum of supplier and proprietary herbicide, fungicide, insecticide and adjuvant products that help growers minimize yield losses from weeds, diseases and insects. Our Retail business serves as both a retailer of crop protection products to growers and, to a lesser extent, a wholesaler to other retail operators. We are the largest independent distributor of crop protection products in North America, and we support our products by providing sound technical advice and product application services. As part of our proprietary Loveland crop protection operations, we own and operate numerous blending and formulation facilities, including major production facilities in Greeley, Colorado; Billings, Montana; Greenville, Mississippi; Fairbury, Nebraska; Casilda, Argentina; Buenos Aires, Argentina; and two formulation facilities in Western Australia and Victoria, Australia. We also have an investment in a formulation plant in Winnipeg, Manitoba. Retail also owns significant interests in two agricultural biotechnology companies through our Loveland Products, Inc. business, which allows us to be at the forefront of the latest developments in this technology and develop new crop protection products for our customers.

SEED: PRODUCTS AND SERVICES

What type of seed to use is among a grower’s most important crop input decisions. We provide the seed and seed-related information and analysis our customers need. Beyond our proprietary Dyna-Gro and Proven branded seed, we procure and sell seed from top global suppliers. Our Dyna-Gro seed specialists license leading seed traits from major suppliers, match seed characteristics to local soil and growing conditions, and research and test these choices to ensure the best results for each grower’s area. We continue to see growth in our seed sales and market share over the medium term.

We also have significant investments in canola and rice plant breeding programs to supply industry-leading seed products for these crops. Our canola program has laboratories in Saskatoon, Saskatchewan, and Horsham, Australia, as well as vast germplasm bank and research farms in Saskatchewan with seed marketed under the brand name Proven. Retail’s rice research and development platform, acquired from Bayer CropScience in June 2015 and located in El Campo, Texas, provides the latest in disease-resistant rice hybrids. We expect to sell our proprietary rice seed products commercially in 2017/2018. In total, these proprietary product lines represented 23 percent of our total seed sales in 2015 and added significant margin value to our overall seed sales.

Agrium’s Retail locations also provide seed treatment products and related services, which involve applying crop protection products specifically designed to promote healthy seed germination and early stage plant growth directly to the seed prior to planting.

MERCHANDISE: PRODUCTS AND SERVICES

The merchandise product category includes fencing, feed supplements, livestock-related animal health products, storage and irrigation equipment, and other products. It also includes the fuel and equipment businesses in Canada. Merchandise is a much larger component of our Australian and Canadian Retail operations than our U.S. and South American operations.

SERVICES AND OTHER: PRODUCTS AND SERVICES

Agrium delivers value to growers and earns customer loyalty through services such as product application, soil and leaf testing, crop scouting and precision agriculture services. We maintain a large fleet of application equipment and other rolling stock to ensure timely applications of both nutrients and crop protection products at optimal rates. Our Australian operations also offer livestock marketing, as well as various insurance and real estate services.

PRECISION AGRICULTURE: OVER A DECADE OF EXPERIENCE

Precision agriculture refers to agricultural practices that use information technology, global positioning systems, and related data and production practices to recognize variance in a field’s fertility and yield potential. This information allows growers to better match crop input use and other farming practices to specific field and crop conditions, which helps optimize yields and returns. To obtain the greatest value from precision agriculture technology, providers help growers analyze massive amounts of information including yield maps, detailed field analyses, and soil and foliar nutrient analyses to create specific product recommendations that can be precisely applied to fields. This typically includes variable-rate application of crop inputs as well as monitoring of crop, soil and yield conditions. The technology also helps growers with recordkeeping and mapping. As better measurement and placement of crop inputs maximizes uptake by the plants and minimizes waste, precision agriculture can also deliver significant environmental benefits.

With continual improvements in analytical capabilities, accuracy, connectivity and data synthesis, the focus on and benefits from precision agriculture products and services have been increasing.

AGRIUM ANNUAL REPORT 2015	21

Agrium has been offering objective precision agriculture services to U.S. grower customers for more than a decade. Echelon – the precision agriculture technology platform we use across North America – offers services such as soil nutrient testing, tissue sampling, yield data mapping, soil fertility management, variable-rate fertilizer application and variable-rate seeding recommendations, along with agronomic advice, proprietary product considerations and recordkeeping. We currently provide this multi-crop service offering to over 35,000 growers and have mapped more than 21 million acres across the U.S., provided field scouting on over 8.8 million acres, and conducted over 65,000 tissue samples and soil tested on over 1.2 million acres to date. With our custom-built Echelon platform, our goal is to ensure that our trusted agronomic advisors also become trusted technological advisors to strengthen our relationships with existing customers and increase opportunities to bring in new customers. This also allows our crop advisors to better analyze and illustrate the effectiveness of new products and practices and to showcase our proprietary products in an unbiased environment. Echelon generates value for Retail primarily through direct charge services such as soil sampling; product bundling opportunities; and objective recommendations for specific products, including our extensive propriety product offering. Furthermore, Echelon is integrated with our Enterprise Resource Planning sales system, which leads to efficiencies from a Retail work order and inventory management perspective.

22	AGRIUM ANNUAL REPORT 2015

RETAIL >> KEY DEVELOPMENTS IN 2015

Operational Excellence

Agrium’s Retail business is focused on Operational Excellence and the pursuit of continual improvement in all aspects of its operations. A key focus is on continually improving product, service and solution offerings to our half million grower customers. We also strive to continue to grow our propriety product sales, optimize our extensive distribution network, manage working capital and control costs – measures that will continue to drive improvement in our key metrics and financial measures.

•	The downturn in agricultural and crop input markets challenged the entire crop input value chain in 2015. Coupled with drought conditions in Western Canada, this held us back from achieving year-over-year improvement in most of our key metrics this year.

•	We were successful in maintaining a low average non-cash working capital to sales ratio of 18 percent, meeting our stated target.

•	To further optimize our distribution network and reduce operational costs, we closed 140 branches, satellites and other retail locations during the year. These efforts tie to our “hub and spoke” strategy, aimed at serving local customers more efficiently with a centralized regional service and distribution structure. These actions supported our cash operating coverage ratio metric, which has declined since 2013.

•	EBITDA to sales declined slightly in 2015 as a result of the weakness in the agricultural commodity and crop input markets.

Retail metrics

	2013	2014	2015	2015 Target
Average non-cash working capital to sales (%)	20	17	18	18
Cash operating coverage ratio (%) (a)	64	61	62	60
EBITDA (millions of U.S. dollars)	986	1,119	1,033	1,300
EBITDA to sales (%)	8	9	8	10
ROCE (%) (b)	9	10	9	13
ROOCE (%) (c)	17	18	17	22
Normalized comparable store sales (%)	5	(2)	(4)	N/A

(a)	2013 metric adjusted to exclude the impact of the Viterra purchase gain of $257-million and a $220-million goodwill impairment for the Australian operations.
(b)	Return on capital employed represents last 12 months’ EBIT less income taxes at a tax rate of 28 percent (2014 and 2013 – 27 percent) divided by rolling four quarter average capital employed. Capital employed includes operating capital employed, intangibles and goodwill.
(c)	Return on operating capital employed represents last 12 months’ EBIT less income taxes at a tax rate of 28 percent (2014 and 2013 – 27 percent) divided by rolling four quarter average operating capital employed. Operating capital employed includes non-cash working capital, property, plant and equipment, investments in associates and joint ventures and other assets.

•	Our Australian Retail operations made significant improvements in 2015, with EBITDA reaching $94-million compared to $90-million in 2014, despite significant weakness in the Australian dollar compared to the U.S. dollar. The continuing year-over-year improvement reflects ongoing emphasis on cost control and increased proprietary product sales.

•	Normalized comparable store sales (normalized for changes in commodity nutrient prices) decreased by 4 percent in 2015, compared to a 2 percent decrease in 2014. The decrease was driven primarily by the impacts of drought conditions and foreign exchange on our Canadian operations. By contrast, our U.S. locations reported a year-over-year increase of 2 percent, demonstrating the resilience of our operations in this region during a difficult year for the crop input market.

Focused Growth

•	In line with our strategy, Agrium acquired 26 independent retail operator facilities in 2015 for approximately $95-million excluding working capital. We expect these acquisitions to add incremental annual EBITDA of approximately $20-million. Most of these acquisitions took place in North America, where we continue to see the best opportunities for further growth and consolidation on a risk-adjusted basis, given our extensive presence in the region and the potential for significant synergies. We believe the opportunity for additional acquisitions remains robust and will continue to pursue accretive transactions to capture synergies and optimize our strategic footprint in North America.

•	During 2015, Retail also completed the acquisition of Bayer CropScience’s proprietary rice hybrid research platform in El Campo, Texas, which we expect to be another valuable growth platform for Agrium’s seed business. We look to bring these new seed products to market in 2017/2018, thereby providing North American and potentially global rice growers with a new disease-resistant seed to improve yields for this important crop.

AGRIUM ANNUAL REPORT 2015	23

Proprietary products – percent of total Retail sales by product

(in percentages)	2015	2014
Crop nutrients	7	7
Crop protection products	22	19
Seed	23	23
Total	14	12

●	Our proprietary products sales continued to deliver strong results in 2015. Total sales increased by 5 percent, or $74-million, relative to 2014. Proprietary crop protection sales grew by 10 percent while proprietary seed sales decreased by 2 percent over 2014 sales.

●	Total proprietary and proprietary crop protection product sales as a percentage of total sales both increased in 2015, demonstrating the value and performance of our products in a challenging year for crop inputs. We will continue to highlight the importance and value of these products to our customers to touch more global acres and drive further organic growth across this platform.

RETAIL >> FINANCIAL RESULTS

Retail performance

(millions of U.S. dollars, except as noted)	2015	2014
Sales	12,199	12,981
Cost of product sold	9,471	10,089
Gross profit	2,728	2,892
Expenses
Selling	1,902	2,023
General and administrative	112	124
Earnings from associates and joint ventures	(5)	(6)
Other income	(60)	(63)
EBIT	779	814
EBITDA	1,033	1,119
EBITDA to sales (%)	8	9
Selling expense to sales (%)	16	16
Cash operating coverage ratio (%)	62	61
Comparable store sales (%)	(7)	(4)
Normalized comparable store sales (%)	(4)	(2)
Average non-cash working capital to sales (%)	18	17
Non-cash working capital	2,044	2,031

●	Global seed markets and margins were pressured in 2015 by lower crop prices following record crop yields in the U.S. in 2014. Total U.S. crop input expenditures decreased due to the shift from corn to soybean crop area, the loss of 4.5 million acres due to excessive moisture, and lower cotton planted area in 2015. As soybeans require significantly lower inputs than corn, the acreage shift, combined with the decrease in total acres, reduced sales opportunities for U.S. agricultural retailers this year. Despite these market challenges, Agrium grew sales of both corn and soybean seeds in 2015.

●	Our International and Canadian Retail operations were impacted by weakening regional currencies, which put pressure on their purchases in U.S. dollars and sales to customers in local funds.

●	Our U.S. Retail earnings this year were also impacted by lower-than-expected fall ammonia applications due to weather conditions that narrowed the application window, limiting ammonia sales volumes and related application services in the fourth quarter of 2015.

●	As a result of these factors, 2015 Retail EBIT was 4 percent lower than in 2014, while our U.S. operations were comparable to 2014.

24	AGRIUM ANNUAL REPORT 2015

RETAIL >> EXPENSES

●	Retail selling expenses decreased by 6 percent in 2015, while total selling expenses as a percentage of sales were consistent with the prior year. Retail also reduced general and administrative costs by $12-million. The reduction in costs was largely a result of Operational Excellence cost-control initiatives including the optimization of our distribution network, reduced depreciation and amortization, and the favorable impact of currency volatility in our International operations.

●	While total selling and general and administrative costs declined in 2015, our cash operating coverage ratio increased as a result of lower sales related to the weaker agriculture and crop input market.

●	Depreciation and amortization decreased to $254-million in 2015 from $305-million in 2014 due to our reassessment of the useful lives of our Retail assets at the end of 2014 to better reflect the rate of consumption of our capital assets.

RETAIL >> PRODUCT LINE PERFORMANCE

Product line performance

	Sales		Gross profit		Gross profit (%)
(millions of U.S. dollars, except as noted)	2015	2014	2015	2014	2015	2014
Crop nutrients	4,944	5,222	847	931	17	18
Crop protection products	4,543	4,613	1,067	1,054	23	23
Seed	1,425	1,481	284	319	20	22
Merchandise	638	871	99	114	16	13
Services and other	649	794	431	474	66	60
Total	12,199	12,981	2,728	2,892	22	22

Crop nutrients: Financial results

●	Our crop nutrient sales and gross profit decreased in 2015 due to lower nutrient sales prices, margins and volumes compared to 2014. Adverse weather conditions in the Canadian and South American operations drove most of the decline in volumes, which was partly offset by slightly higher nutrient sales volumes within our U.S. operations. As a result, sales volumes were 9.6 million tonnes in 2015 compared to 9.7 million tonnes in 2014.

●	Gross profit declined by $84-million in 2015, primarily due to the lower nutrient sales prices and lower per-tonne margins.

●	Our U.S. Retail business was able to maintain crop nutrient gross profit at levels similar to last year despite the reduction in planted corn acres and the lower nutrient price environment. We increased U.S. sales volumes this year by 69,000 tonnes, while margins were down only $4 per tonne from 2014.

●	Sales of our proprietary nutrient products decreased by 1 percent in 2015 from 2014 levels, due to the weaker crop input market this year. This product line helped support Agrium’s overall crop nutrient margins again in 2015, and we remain focused on growing volumes of this highly value-added product line.

AGRIUM ANNUAL REPORT 2015	25

Crop protection products: Financial results

●	In 2015, our crop protection product line delivered gross profit in line with the prior year, despite lower crop prices, dry conditions affecting our Canadian and South American operations and lower glyphosate prices this year. This was offset by an increase in higher-margin proprietary crop protection products.

●	Our proprietary crop protection products accounted for approximately 22 percent of our total crop protection product sales in 2015, compared to approximately 19 percent in 2014. Sales of our proprietary crop protection products rose 10 percent over last year and continued to represent the largest portion of our total proprietary product offering, primarily under the Loveland Products brand.

Seed: Financial results

●	Seed sales declined 4 percent in 2015, as lower crop prices pressured seed prices and margins. Higher-value corn and canola acreage also declined this year, as did total U.S. seeded acreage. Furthermore, some growers chose to purchase lower priced seed with fewer traits this year, which also impacted average seed selling prices and margins. As a result, gross profit declined by $35-million in 2015 and gross profit as a percentage of sales was 2 percent lower than in 2014.

●	Despite the lower U.S. planted acreage and the more challenging year for seed markets in general, we believe we gained market share in the U.S. seed market, selling approximately 5 percent more corn and soybean volumes this year versus 2014.

●	In 2015, Agrium’s proprietary seed sales decreased in line with the overall demand decline for seed, but our proprietary seed sales remained consistent at 23 percent of total seed sales in both 2015 and 2014.

Merchandise: Financial results

●	Merchandise sales decreased by 27 percent in 2015 as a result of lower demand and lower prices in our Canadian fuel business.

●	Merchandise gross profit declined $15-million or 13 percent in 2015, while gross profit as a percentage of sales increased by 3 percent compared to 2014. The higher margins this year reflect the decrease in the lower-margin Canadian fuel business sales and a better cost position in the Australian merchandise business.

26	AGRIUM ANNUAL REPORT 2015

Services and Other: Financial results

●	Sales of services and other were down 18 percent in 2015 due mainly to the closure of one of our livestock export operations in Australia. Sales of application and other services were up in North America compared to last year, as growers continued to use our application services and equipment and our precision agriculture tools and technology to help optimize their yields.

●	Gross profit declined by $43-million in 2015, but gross profit as a percentage of sales increased to 66 percent from 60 percent in 2014. The higher margins in 2015 are largely attributable to the closure of a lower margin livestock export operation and increased demand for higher-margin services in North America.

Regional performance
	2015		2014
(millions of U.S. dollars, except as noted)	North America	International	North America	International
Sales	10,124	2,075	10,463	2,518
Cost of product sold	7,826	1,645	8,080	2,009
Gross profit	2,298	430	2,383	509
Gross profit (%)	23	21	23	20
Expenses
Selling	1,571	331	1,622	401
General and administrative	79	33	80	44
Earnings from associates and joint ventures	(3)	(2)	(3)	(3)
Other income	(35)	(25)	(39)	(24)
EBIT	686	93	723	91
EBITDA	915	118	980	139

●	Regionally, our North American Retail sales and EBITDA declined in 2015 primarily as a result of lower earnings in our Canadian operations, which were impacted by drought conditions in 2015. Earnings from Canadian operations were also negatively impacted by the much weaker Canadian currency relative to the U.S. dollar. Our U.S. operations saw a 1 percent decline in EBITDA, primarily due to the weaker seed market and slightly lower crop nutrient margins this year.

●	International Retail sales were also impacted by the weaker agricultural markets and currency fluctuations. However, our Australian operations demonstrated year-over-year improvement in EBITDA and posted record EBITDA results in 2015.

AGRIUM ANNUAL REPORT 2015	27

RETAIL >> QUARTERLY RESULTS

●	Our Retail business is seasonal. The most important quarter is the second quarter, which includes the spring application and planting season in North America and the early fall application season in Australia that precedes the winter wheat seeding season.

●	Western Canada experienced drought conditions during the planting and early growing season in 2015, while the eastern U.S. Corn Belt experienced a wet and late planting season. The wet weather in the U.S. only partially delayed growers from getting into their fields to seed and apply crop inputs.

●	The third and fourth quarters of 2015 saw a normal fall application window for Canada. In the U.S., however, warmer-than-expected soil temperatures followed by snow and rain in the fourth quarter reduced overall applications of ammonia and other products. We expect this will push some U.S. nitrogen applications into the 2016 spring season.

Retail quarterly results

	2015				2014
(millions of U.S. dollars, except as noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sales – North America	1,340	1,587	5,421	1,776	1,485	1,744	5,513	1,721
Sales – International	425	424	739	487	572	551	884	511
Total sales	1,765	2,011	6,160	2,263	2,057	2,295	6,397	2,232
Cost of product sold	1,166	1,517	4,896	1,892	1,443	1,753	5,048	1,845
Gross profit	599	494	1,264	371	614	542	1,349	387
Gross profit (%)	34	25	21	16	30	24	21	17
Gross profit by product
Crop nutrients	154	113	454	126	156	142	505	128
Crop protection products	268	234	457	108	260	232	457	105
Seed	54	26	164	40	50	27	196	46
Merchandise	27	25	27	20	30	36	24	24
Services and other	96	96	162	77	118	105	167	84
EBIT	133	64	647	(65)	104	51	714	(55)
EBITDA	199	129	713	(8)	181	130	791	17

Total Retail	2015				2014
(in percentages)	Dec 31	Sept 30	June 30	March 31	Dec 31	Sept 30	June 30	March 31
Average non-cash working capital to sales (a)	18	18	18	18	17	17	17	19
Cash operating coverage ratio (a)(c)	62	63	64	62	61	62	61	64
EBITDA to sales (a)(c)	8	8	8	8	9	8	9	8
ROOCE (a)(c)	17	16	16	17	18	17	19	15
ROCE (a)(c)	9	9	9	10	10	9	10	8
Comparable store sales (b)	(7)		(4)		(4)		(3)
Normalized comparable store sales (b)	(4)		(1)		(2)		—

Retail – North America (a)(c)	2015				2014
(in percentages)	Dec 31	Sept 30	June 30	March 31	Dec 31	Sept 30	June 30	March 31
EBITDA to sales	9	9	9	9	9	9	10	9
ROOCE	18	18	17	19	20	19	21	18
ROCE	9	9	9	10	10	10	11	9

(a)	These measures are based on rolling four quarters ended on the measurement date.
(b)	These measures are based on six months ended for June 30 results and 12 months ended for December 31 results.
(c)	Adjusted to exclude the impacts of the 2013 Viterra purchase gain of $257-million and a $220-million goodwill impairment for the Australian operations.

28	AGRIUM ANNUAL REPORT 2015

Wholesale overview and 2015 results

Agrium’s Wholesale business unit produces the crop nutrients essential for optimizing crop yields and quality, making a major contribution to feeding a growing global population. Agrium produces and markets the three primary crop nutrients with a capacity in 2015 of approximately six million tonnes of nitrogen, three million tonnes of potash and more than one million tonnes of phosphate. We are focused on producing, distributing and using these nutrients as efficiently, safely and sustainably as possible. Agrium has competitive cost and in-market advantages across our product lines and significant associated warehousing and distribution assets. Wholesale has recently increased production capacity at its Vanscoy potash facility by one million tonnes, and is in the process of completing its Borger, Texas nitrogen expansion project.

Our Wholesale operations have numerous competitive advantages that help ensure profitability even in challenging market conditions. One key advantage is that the majority of our production capacity and distribution capability is located close to our key end-markets, allowing us to benefit from lower freight costs. Another important advantage stems from our position as the largest agricultural retail distribution business in North America, which allows us to realize meaningful logistical synergies. Our nitrogen facilities have access to some of the lowest cost natural gas globally, due to their locations in Alberta, Canada, and the U.S. Our potash reserves in Saskatchewan, Canada, represent some of the highest quality and lowest cost reserves in the world.

Our potash expansion project has significantly reduced per-tonne cost of production compared to the prior year and is expected to continue to bring this cost down over the next few years as we continue to ramp up the new incremental capacity. Our phosphate business benefits from an in-market transportation advantage, a competitive cost position in sulfur and an integrated ammonia supply from our nitrogen facilities.

Growers use the following three critical crop nutrients to help replenish soil nutrient balance and enhance crop yields and quality.

NITROGEN	POTASH	PHOSPHATE
Role of nutrient
Improves crop growth, yield and protein levels	Regulates plant growth processes and helps protect crops from drought and disease	Stimulates root development and flowering and encourages early crop development
Our products
Ammonia, urea, urea ammonium nitrate (UAN) solutions, ammonium nitrate	Muriate of potash (MOP or “potash”)	Monoammonium phosphate (MAP), superphosphoric acid (SPA) products
Our advantages

•   Overall low North American natural gas prices and a further Western Canadian AECO gas advantage relative to NYMEX

•   Facilities located near key end-markets in the Americas and Europe

•   Retail distribution network in Western Canada and the U.S. Pacific Northwest, allowing product to be placed in higher netback markets

•   World-scale, high-quality and low-cost advantage

•   High historical operating rate due to integration with Retail and a balanced geographic sales mix

•   Capacity expansion that drives lower cost of manufacturing

•   Partner in a major international marketing and logistics company (Canpotex)

•   Competitive cost position for sulfur and ammonia

•   In-market freight advantage

•   Integrated Conda rock supply

•   Retail distribution network in Western Canada and the U.S. Pacific Northwest, allowing product to be placed in higher netback markets

AGRIUM ANNUAL REPORT 2015	29

WHOLESALE GLOBAL OPERATIONS

CANADA
UNITED STATES
ROMA
REDWATER
FORT SASKATCHEWAN
KAMLOOPS
JOFFRE
VANSCOY
WATSON
CALGARY
STANDARD
CARSELAND
GRANUM
CLAVET
BLOOM
MOSES LAKE
GLADE
KENNEWICK
PLYMOUTH
LEAL
GARNER
EARLY
CONDA
MARSEILLES
NORTH BEND
LYNCHBURG
HOMESTEAD
DENVER
MT. VERNON
NEW MADRID
FLORENCE
BORGER
AMERICUS
TIFTON
NITROGEN PRODUCTION FACILITY
SOLUTION PRODUCTION FACILITY
PHOSPHATE PRODUCTION FACILITY
PHOSPHATE MINE
POTASH PRODUCTION FACILITY
POTASH MINE
GRANULATION PRODUCTION FACILITY
ANHYDROUS AMMONIA STORAGE
SOLUTION STORAGE
DRY STORAGE
BLEND STORAGE
AMMONIA PIPELINE SYSTEM
ESN
CORPORATE HEAD OFFICE
UNITED STATES SALES OFFICE

ARGENTINA
PUERTO GENERAL SAN MARTIN (PROFERTIL)
SAN NICHOLAS IMPORT TERMINAL (PROFERTIL)
BAHÍA BLANCA (PROFERTIL S.A.)

EUROPE
EMDEN
BRAKE
BUCHHOLZ
ANTWERP
BRUSSELS
ROUEN
REIMS
RAVENNA
LIVORNO
DROBETA-TURNU SEVERIN
BUCHAREST
BRĂILA
CONSTANTA
DOBRICH
PLEVEN
BURGAS
MOPCO
EGYPT
AGRIUM EUROPE HEAD OFFICE – BRUSSELS, BELGIUM
AGRIUM EUROPE SUBSIDIARY/SALES OFFICE

30	AGRIUM ANNUAL REPORT 2015

NITROGEN PRODUCTS

Representing approximately 60 percent of the total volume of crop nutrients used globally, nitrogen is the most important crop nutrient in terms of global use and trade. It is also the crop nutrient for which reduced application rates within a growing season are most likely to immediately and adversely impact yield for most crops. For Agrium, nitrogen is the most important nutrient in terms of capacity, production and sales. It represents over 50 percent of our nutrient capacity. Natural gas is the primary input for producing ammonia – the base for virtually all nitrogen products. Ammonia can be applied directly as a fertilizer or upgraded to products such as urea, UAN solutions and ammonium nitrate.

Agrium owns and operates five major nitrogen production facilities in North America and has a 50 percent joint venture interest in Profertil S.A. (“Profertil”), which owns a South American nitrogen facility. We also own four facilities in North America that upgrade ammonia to other nitrogen products such as UAN and nitric acid. These facilities have a combined annual nitrogen production capacity of approximately 5.3 million tonnes. Agrium also has a 26 percent equity ownership position in Misr Fertilizers Production Company S.A.E. (“MOPCO”), which owns an Egyptian nitrogen facility. MOPCO recently completed its planned nitrogen expansion project, bringing the total annual production capacity of the complex to approximately two million tonnes of urea (of which approximately 510,000 tonnes are attributable to Agrium through our equity position). This puts our global nitrogen capacity at approximately 5.8 million tonnes, placing Agrium among the world’s top four publicly traded nitrogen producers.

Our extensive North American nitrogen facilities benefit from the development of long-term, low-cost, non-conventional (shale) natural gas, which has positioned North America among the lowest-cost gas and nitrogen producing regions in the world, and Alberta nitrogen producers continue to benefit from discounted natural gas prices relative to other North American regions. Furthermore, Agrium’s numerous production facilities and extensive North American Retail distribution operations are key competitive advantages. Our Retail network can be leveraged to optimize operating rates and netbacks by placing greater volumes through these distribution channels. We supply much of our nitrogen and phosphate product volumes to our core markets in Western Canada and the U.S. Pacific Northwest, where we obtain more attractive netbacks due to logistical efficiencies. Profertil’s nitrogen facility benefits from similar in-market advantages related to its position in Argentina’s large domestic fertilizer market. The MOPCO Egyptian facility benefits from competitively priced natural gas and direct access to tidewater for international exports.

In 2015, approximately 82 percent of our North American nitrogen sales were directed to agricultural markets, with the remaining 18 percent sold to industrial customers. Agricultural customer demand is seasonal, while industrial demand is more evenly distributed throughout the year. As a result, our average sales price for ammonia in a given quarter will be influenced by the relative weighting of sales to industrial customers compared to sales to the generally higher-return agricultural markets. A high proportion of our industrial ammonia sales are priced on a gas index-plus margin basis, thereby contributing to stability in sales and earnings throughout the year. Industrial ammonia sales volumes were approximately 513,000 tonnes in 2015, compared to 498,000 tonnes in 2014.

POTASH PRODUCTS

Agrium is North America’s third largest producer of potash. Global potash deposits are highly concentrated in only a few specific regions. The world’s largest known potash deposits are located in Saskatchewan, Canada; and Canada accounted for approximately 34 percent of the global potash trade in 2015. Agrium produces potash at our facility in Vanscoy, Saskatchewan, and exports international sales through our interest in Canpotex – an industry association owned by the three major Canadian potash producers and tasked with marketing potash sold outside of Canada and the U.S. Our share of Canpotex total sales averaged 7.3 percent in 2015 and 7.7 percent in 2014. The downward trend prior to 2016 was a result of recent capacity expansions by the other Canpotex producers. However, following the completion of Agrium’s one million tonne capacity expansion and the Canpotex proving run completed in 2015, our Canpotex allocation has increased to 10.3 percent of total sales for 2016.

AGRIUM ANNUAL REPORT 2015	31

PHOSPHATE PRODUCTS

Agrium is North America’s fourth largest producer of phosphate, representing over 7 percent of North American production. Collectively, Agrium’s two phosphate facilities have the capacity to produce approximately 1.2 million tonnes of phosphate-based fertilizer products annually. At our facility in Conda, Idaho, we produce MAP, SPA and merchant-grade phosphoric acid (MGA) products, which are sold primarily in the Northwestern U.S. Our Redwater, Alberta, facility – the only phosphate production site in Canada – produces MAP primarily for distribution in Western Canada.

Producing granular ammonium phosphate requires three primary raw materials: phosphate rock, sulfur and ammonia. Our Conda, Idaho, facility obtains rock from our integrated mine in the region. Our Redwater, Alberta, facility sources rock through a supply agreement with OCP S.A. (“OCP”). This agreement covers rock supply up to 2020, with purchase prices based on a formula derived from the global price of finished phosphate products. The agreement enables Agrium to continue to benefit from our Redwater phosphate facility’s competitive sulfur and ammonia cost positions as well as our in-market logistical advantage in Western Canada.

Our Redwater phosphate facility produces ammonia on-site and sources sulfur locally. Given the abundant supply of sulfur in the region due to the presence of oil and gas producers, we obtain sulfur at highly favorable prices relative to global benchmark prices. Our Conda facility sources sulfur and sulfuric acid domestically, while obtaining the majority of its ammonia from our Alberta nitrogen facilities. Our competitive cost position for sulfur and ammonia is a major advantage. An additional competitive strength is our transportation cost advantage for local customers in Western Canada and the Western U.S. relative to the major phosphate producers based in the Southeastern U.S.

AMMONIUM SULFATE, ENVIRONMENTALLY SMART NITROGEN® (ESN) AND OTHER WHOLESALE PRODUCTS

Our Other Wholesale products primarily comprise ammonium sulfate products produced in Western Canada, ESN and product purchased for resale. Ammonium sulfate fertilizer contains both nitrogen and sulfur, resulting in one of the most effective methods of supplying sulfur to soils in an immediately available form. Agrium produces ammonium sulfate at our Redwater facility, where we have competitive advantages from in-market selling price premiums and logistical advantages as well as lower priced sulfur, which is a byproduct from the oil and gas industry. ESN is a leading controlled release nitrogen fertilizer product that provides growers with significant economic and environmental benefits. This patented coated fertilizer product allows for more efficient delivery of nitrogen to the growing plant based on soil moisture and temperature characteristics.

Our Rainbow® Plant Food (“Rainbow”) operations produce nitrogen, phosphate and potash (NPK) products in the Southeastern U.S. The Rainbow product line offers homogeneous distribution of NPK products with a specific combination of nutrients and additional micronutrients contained in each granule.

In addition to selling our manufactured products, our Wholesale business unit purchases crop nutrient products from other suppliers for resale to customers primarily in Europe. This product purchased for resale business enables us to leverage our distribution and marketing network beyond what is possible through the sale of our manufactured products alone.

32	AGRIUM ANNUAL REPORT 2015

WHOLESALE >> DISTRIBUTION AND STORAGE

Wholesale has an extensive transportation, storage and warehousing network to optimize deliverability of product to our agricultural customers in the highly seasonal peak demand periods. In total, our North American distribution and storage capacity amounts to approximately 2.2 million tonnes. This is in addition to the extensive distribution and warehousing available through our Retail business; and in some cases, warehousing facilities are shared between the business units. We have over 5,600 railcars under long-term operating leases.

2015 Wholesale capacity, production and sales
(thousands of metric product tonnes)	Capacity (a)	Production (a)(b)	Sales (c)
Nitrogen volumes
North America
Canada	3,515	2,688	1,835
U.S.	1,129	961	1,821
Total nitrogen	4,644	3,649	3,656
Potash volumes
North America
Canada	3,024	1,929	204
U.S.			929
International			601
Total potash	3,024	1,929	1,734
Phosphate volumes
North America
Canada	660	595	622
U.S.	510	547	544
Total phosphate	1,170	1,142	1,166
Ammonium sulfate, ESN and other volumes
North America
Canada	546	489	545
U.S.	559	386	447
Total ammonium sulfate, ESN and other	1,105	875	992
Total produced product	9,943	7,595	7,548
Product purchased for resale volumes (d)
North America
U.S.			488
International			601
Total product purchased for resale			1,089
Total Wholesale	9,943	7,595	8,637
Wholesale equity accounted joint ventures:
International nitrogen (e)	687	445	506
International product purchased for resale			117

(a)	Aqua ammonia and nitrates, SPA and MGA are reported by cargo weight.
(b)	Production, net of transfers.
(c)	Sales represent country of sales destination, not country of production.
(d)	Product purchased for resale includes sales of all the major crop nutrient products.
(e)	Primarily represents our 50 percent joint venture interest in the capacity of Profertil, which is accounted for using the equity method.

AGRIUM ANNUAL REPORT 2015	33

WHOLESALE >> KEY DEVELOPMENTS

●	Wholesale continued to concentrate on Operational Excellence and completing previously identified growth projects. Growth projects included the ramp up of production at our recently expanded Vanscoy potash facility, the associated successful completion of our Canpotex test run at the mine in the fourth quarter of 2015 and progression of our Borger nitrogen expansion project. Our Operational Excellence focus during the year primarily centered on improving the reliability and utilization rates of our facilities, and we attained significant improvements over 2014 levels.

Operational Excellence

●	In 2015, Wholesale achieved EBITDA improvements from higher asset utilization, phosphate and nitrogen repatriation, and reduced discretionary selling, general and administrative spending. We achieved recurring EBITDA improvements in excess of our Operational Excellence targets and remain focused on delivering further savings in 2016 and beyond.

●	Capacity utilization of our production facilities was another major focus in 2015. We achieved 89 percent utilization for ammonia production and 94 percent for both potash and phosphate. Each of these utilization rates was a considerable improvement over 2014 levels, and we will strive for further improvements to the on-stream time of our facilities in the coming year.

●	The portfolio review was another important initiative with further divestitures of non-core assets in 2015, including the West Sacramento nitrogen upgrading facility. The facility had sale proceeds of $27-million in 2015. In late 2014, Agrium decided to discontinue our purchase for resale business in North America and scale back operations in Europe. In 2015, we sold certain under-performing assets related to the business, generating $50-million in sale proceeds and associated reductions in working capital. In Europe, we impaired $19-million of goodwill as a result of our ongoing portfolio review.

●	Another Operational Excellence initiative is the ‘repatriation’ of phosphate and nitrogen sales to Western Canada - a region with higher netbacks due to freight advantages for our Western Canadian facilities. In 2015, we achieved our multi-year target of 600,000 tonnes of repatriated volumes, with approximately 40 percent of the total targeted volumes achieved in the past year.

Focused Growth

●	The Vanscoy potash expansion project was completed in 2014. Our focus in 2015 was on ramping up production at the facility in order to complete our Canpotex allocation proving run by year end. We successfully completed the proving run in the fourth quarter, which set our new allocation of international Canpotex sales at 10.3 percent of total Canpotex shipments for 2016. Based on the proving run, our new nameplate capacity for the mine is 3.024 million tonnes.

●	Cash cost of product manufactured per tonne decreased significantly at the Vanscoy facility following the ramp-up of production after the expansion and due to the impact of the lower Canadian dollar compared to the U.S. dollar this year. We expect to see further reductions in the cash cost of product manufactured as the facility attains full production levels.

●	In mid-2015, we took steps in the Borger nitrogen expansion project to minimize risk due to significant cost and timeline pressures. We amended the scope of the project to reduce the size of the ammonia plant expansion while continuing with the 610,000 tonne urea facility expansion. We are targeting completion of construction of the project by the end of 2016 with the new capacity expected to come on-line in the first quarter of 2017. Under the new scope and timeline, the project is progressing on time and on budget.

●	In Egypt, construction on the MOPCO nitrogen facility expansion was completed in 2015, adding two new production trains to the facility. Agrium holds a 26 percent share in the MOPCO facility, which is located in Damietta. The facility previously operated one production train with annual capacity of 650,000 tonnes. The expansion added two additional trains, each with annual production capacity of 650,000 tonnes. Following the provisional acceptance of each additional train, Agrium will have the marketing rights to 100 percent of the additional production and will utilize its global distribution network to market the additional volumes manufactured at the facility.

34	AGRIUM ANNUAL REPORT 2015

WHOLESALE >> FINANCIAL RESULTS

Wholesale performance
(millions of U.S. dollars)	2015	2014
Sales	3,602	3,973
Cost of product sold	2,421	3,318
Gross profit	1,181	655
Expenses
Selling	36	44
General and administrative	39	48
Loss (earnings) from associates and joint ventures	10	(18)
Other expenses	23	28
EBIT	1,073	553
EBITDA	1,284	783
Adjusted EBITDA	1,322	821

●	Wholesale gross profit increased over the prior year as significantly lower cost of product sold more than offset lower sales.

●	The decline in Wholesale sales was due to lower nutrient selling prices in 2015 and our decision to significantly scale back the product purchased for resale business. This decrease was partially offset by higher sales volumes for all three major products due to higher on-stream time and product availability.

●	Cost of product sold was lower than in 2014 due to lower natural gas costs, lower cash fixed costs, improved operating rates and efficiencies at our facilities, and a weaker Canadian dollar.

●	Higher Wholesale expenses in 2015 were primarily due to losses from our associates and joint ventures pertaining to our interest in the nitrogen facilities in Egypt and Argentina, which are accounted for in expenses. Partially offsetting this was a decrease of $17-million in selling and general and administrative expenses and a decrease of $5-million in other expenses during the year. Excluding the losses from associates and joint ventures, overall Wholesale expenses declined by 18 percent due to Operational Excellence cost saving initiatives and a weaker Canadian dollar.

●	Our 26 percent interest in MOPCO reported a $5-million equity loss in 2015 compared to a $1-million equity loss in 2014. The higher loss was due to significant gas curtailments, which limited the ability to run the facility. Our 50 percent interest in Profertil reported a $5-million equity loss in 2015 compared to earnings of $18-million in 2014 due to lower sales volumes, lower selling prices for urea (consistent with global benchmark pricing), and downtime associated with the completion of the energy efficiency project at the facility.

AGRIUM ANNUAL REPORT 2015	35

NITROGEN >> FINANCIAL RESULTS

Nitrogen performance
	2015			2014
(millions of U.S. dollars, except as noted)	Consolidated	Equity accounted joint ventures	Total (a)	Consolidated	Equity accounted joint ventures	Total (a)
Sales	1,530	194	1,724	1,482	197	1,679
Cost of product sold	801	178	979	1,101	149	1,250
Gross profit	729	16	745	381	48	429

(a)	Wholesale measures including share of joint ventures.

Nitrogen performance
	2015				2014
	Ammonia	Urea	Other	Total	Ammonia	Urea	Other	Total
Tonnes sold (‘000)	1,209	1,583	864	3,656	1,042	1,287	983	3,312
Selling price per tonne (U.S. dollars)	530	395	305	418	553	443	341	447
Cost of product sold per tonne (U.S. dollars)				219				332
Margin per tonne (U.S. dollars)				199				115
Tonnes produced (‘000) (a)	2,653	1,780			2,328	1,478
Cash COPM per tonne (U.S. dollars)	145	134			242	205
Capacity utilization (%) (2015 Target: 90%) (b)	89				79

(a)	Gross production, before transfers.
(b)	Excludes results from Joffre nitrogen facility.

Nitrogen gross profit

●	Nitrogen gross profit increased 91 percent in 2015 due to lower cost of product sold and higher sales volumes, which more than offset lower realized selling prices.

Nitrogen sales volumes and operating rates

●	Our nitrogen product category consists primarily of urea, ammonia, UAN and industrial-grade ammonium nitrate. Urea – the highest volume nitrogen product sold globally – accounted for 43 percent of Agrium’s nitrogen sales volumes in 2015.

●	Agrium significantly improved its nitrogen operating rates in 2015, with ammonia capacity utilization of 89 percent in 2015 compared to 79 percent in 2014. The lower utilization rate in 2014 was due to several planned and unplanned outages that reduced volumes available for sale and increased cost of product sold.

Nitrogen prices

●	The 6 percent decrease in average realized nitrogen sales price reflects lower benchmark nitrogen prices throughout 2015. Benchmark prices for international urea and North American ammonia and UAN solutions were down between 5 and 20 percent in 2015 compared to 2014.

36	AGRIUM ANNUAL REPORT 2015

Nitrogen product and gas cost

●	The decrease in cost of product sold was primarily due to our average gas costs in 2015 declining by 37 percent from 2014 levels, lower fixed costs, higher utilization rates and a weaker Canadian dollar compared to the prior year.

●	Production asset depreciation and amortization expense of $19 per tonne in 2015 (compared to $26 per tonne in 2014) is included in cost of product sold. In the fourth quarter of 2015, we revised our depreciation accounting methodology for nitrogen facilities to a units of production basis, which better reflects our consumption pattern of the assets prospectively, rather than the straight-line methodology we had used previously.

●	Starting January 1, 2015, we designated all our natural gas derivatives as hedges for accounting purposes, with realized gains and losses now recorded in cost of product sold. In 2015, Agrium continued to take advantage of historically low gas prices to secure hedges for 25 percent of our estimated natural gas requirements for 2016 and 2017, and 21 percent of our estimated requirements for 2018. Our average hedged price is $2.78 per MMBtu for 2016 to 2018 hedges. Subsequent to January 2015, we did not add any further long-term natural gas hedges given the current low-price market outlook for North American natural gas.

●	As of February 2016, we have hedged approximately 44 percent of our anticipated North American natural gas needs for 2016. This takes into account our industrial business, which represents about 18 percent of our total nitrogen sales and, because it is largely based on cost-plus contracts, is not at risk of gas price fluctuations.

Natural gas prices: North American indices and North American Agrium
(U.S. dollars per MMBtu)	2015	2014
NYMEX	2.67	4.38
AECO	2.18	3.87
Basis	0.49	0.51
Wholesale
Overall gas cost excluding realized derivative impact	2.36	4.26
Realized derivative impact	0.18	(0.20)
Overall gas cost (a)	2.54	4.06

(a)	Weighted average gas price of all gas purchases, excluding our 50 percent share of the Profertil facility.

Natural gas use
(BCF)	Western Canada	U.S. (Borger, Texas)	International (Profertil)	Potash and other	Total
2015	84	19	14	1	118
2014	74	20	13	1	108

POTASH >> FINANCIAL RESULTS

Potash performance
	2015			2014
(millions of U.S. dollars, except as noted)	North America	International	Total	North America	International	Total
Sales	374	141	515	295	96	391
Cost of product sold			335			321
Gross profit			180			70
Tonnes sold (’000)	1,133	601	1,734	821	443	1,264
Selling price per tonne	330	235	297	359	217	309
Cost of product sold per tonne			193			253
Margin per tonne			104			56
Tonnes produced (’000)			1,967			1,058
Cash COPM per tonne			96			157
Capacity utilization (2015 Target: 100%) (a)			94			52

(a)	Actual and target capacity utilization are adjusted to reflect the tie-in of the Vanscoy expansion and the 2015 ramp-up of production.

AGRIUM ANNUAL REPORT 2015	37

Potash gross profit

●	The increase in potash gross profit was due to the completion of the Vanscoy expansion project in late 2014, which led to increased on-stream time for the facility in 2015. In 2014, the facility experienced an extended outage during the fourth quarter to tie in the expansion project, which significantly reduced volumes produced and sold and increased costs per tonne sold during the year. In 2015, we successfully ramped up the expanded capacity and reached two million tonnes of production, resulting in significantly lower costs and higher margins per tonne.

Potash sales volumes and operating rates

●	The 37 percent increase in potash sales volumes in 2015 was due to the ramp-up of production at the Vanscoy facility following completion of the expansion project. Sales volumes in 2015 were lower than produced volumes, as we refilled our inventory pipelines after being fully drawn down at the end of 2014.

Potash prices

●	North American and international benchmark potash prices declined in 2015 as a result of competitive pricing pressures. Global benchmark prices were impacted by weakening global currencies against the U.S. dollar, which reduced purchasing power and demand particularly in Brazil, India and Southeast Asia and also lowered the global potash cost curve. Global inventories also built up in end-markets in the second half of 2014 and the first half of 2015, leading to reduced shipments in the second half of 2015.

●	Benchmark prices in the U.S. Corn Belt trended lower for most of 2015, averaging $399 per tonne in 2015 compared to $428 per tonne in 2014 and ending 2015 at $317 per tonne. This directly impacted our realized selling price per tonne on domestic volumes.

●	Our international prices are referenced at the mine site, thereby excluding transportation and distribution costs, while our North American sales are referenced at delivered prices and include transportation and distribution costs.

Potash product cost

●	The cost of product sold for potash increased slightly due to the increase in sales volumes during the year. The cost of product sold per tonne decreased significantly due to fixed costs being distributed over greater production volumes. Production costs also decreased due to the significant weakening of the Canadian dollar against the U.S. dollar this year. Our production costs are reported as a weighted average of domestic and international sale volumes. A shift in relative weighting between these two end-markets can impact our reported average per tonne costs due to the inclusion of freight in the North American cost of product sold.

●	Production asset depreciation and amortization expense was $42 per tonne in 2015 (compared to $51 per tonne in 2014) and is included in cost of product sold. Effective January 1, 2015 we revised our depreciation accounting methodology for our potash facility to a units of production basis, which better reflects our consumption pattern of the assets prospectively, rather than the straight-line methodology we had previously employed. The impact of the change in accounting methodology was offset by the additional depreciation associated with the capital expenditure for the Vanscoy expansion.

38	AGRIUM ANNUAL REPORT 2015

PHOSPHATE >> FINANCIAL RESULTS

Phosphate
(millions of U.S. dollars, except as noted)	2015	2014
Sales	741	701
Cost of product sold	599	625
Gross profit	142	76
Tonnes sold (’000)	1,166	1,142
Selling price per tonne	635	614
Cost of product sold per tonne	513	548
Margin per tonne	122	66
Phosphoric acid capacity utilization (%) (2015 Target: 96%)	94	92

Phosphate gross profit

●	The increase in phosphate gross profit in 2015 was due to a combination of slightly higher realized prices, increased sales volumes and lower cost of production, mainly driven by slightly higher capacity utilization rates.

Phosphate sales volumes and operating rates

●	We achieved higher capacity utilization at our phosphate facilities this year, which contributed to the slightly higher sales volumes in 2015. Operating rates at our Redwater and Conda facilities reached 85 percent and 104 percent, respectively, in 2015.

Phosphate prices

●	Our realized phosphate price represents a blend of phosphate products, with over 81 percent of our sales volumes in 2015 consisting of MAP and the remainder being higher-value SPA, MGA and phosphate solutions.

●	The increase in phosphate selling price was due to tighter regional supply and increased local market demand as well as high operating rates at our facilities during peak seasonal demand this year.

Phosphate product cost

●	Total cost of product sold was down 4 percent due to further manufacturing efficiency projects and the impact of the lower Canadian dollar at the Redwater facility and lower fixed costs at both facilities. Higher sales volumes and lower total costs resulted in the cost of product sold per tonne declining by 6 percent.

●	Production asset depreciation and amortization expense of $43 per tonne in 2015 (compared to $46 per tonne in 2014) is included in the cost of product sold. In the fourth quarter of 2015, we updated our depreciation accounting methodology for phosphate facilities to a units of production basis, which better reflects our consumption pattern of the assets prospectively, rather than the straight-line methodology we had been using previously.

AGRIUM ANNUAL REPORT 2015	39

AMMONIUM SULFATE, ESN AND OTHER WHOLESALE PRODUCTS >> FINANCIAL RESULTS

Wholesale Other
(millions of U.S. dollars, except as noted)	2015	2014
Sales	816	1,399
Cost of product sold	686	1,271
Gross profit	130	128
Tonnes sold (’000)
Product purchased for resale	1,089	2,490
Ammonium sulfate	336	349
ESN and other	656	714
Selling price per tonne
Product purchased for resale	366	370
Ammonium sulfate	330	332
Cost of product sold per tonne
Product purchased for resale	356	360
Ammonium sulfate	140	175
Margin per tonne
Product purchased for resale	10	10
Ammonium sulfate	190	157

●	Ammonium sulfate, ESN and Other gross profit increased due to lower urea input costs and a weaker Canadian dollar. This was partially offset by a downward trend in urea prices.

●	ESN achieved higher sales volumes through increased market demand for the product and higher product availability during the year.

●	Sulfate margin per tonne increased due to lower manufacturing costs and a weaker Canadian dollar.

●	Sales volumes for product purchased for resale declined due to our decision to sell several non-core, lower-return purchase for resale facilities in 2015, related to our ongoing asset portfolio review. European assets were deemed impaired in the fourth quarter of 2015, resulting in a loss of $19-million.

WHOLESALE >> QUARTERLY RESULTS

The agricultural sector is the primary market for our Wholesale business unit. As a result, the timing of sales fluctuates based on seasonal factors. The second quarter, which coincides with the spring application season in North America, is typically Wholesale’s most important quarter from a sales volume and EBITDA perspective. The fourth quarter is also important in terms of sales volumes and earnings, as it encompasses the fall fertilizer application season in the northern hemisphere and the spring application season in Argentina. The first quarter is generally the weakest, as application and sales volumes are light in the winter months.

40	AGRIUM ANNUAL REPORT 2015

Wholesale quarterly results
	2015				2014
(millions of U.S. dollars, except as noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sales – external	649	518	848	612	651	626	946	852
Sales – inter-segment	239	155	326	255	246	177	266	209
Total sales	888	673	1,174	867	897	803	1,212	1,061
Cost of product sold	568	455	765	633	767	676	985	890
Gross profit	320	218	409	234	130	127	227	171
Gross profit (%)	36	32	35	27	14	16	19	16
Nitrogen
Sales	367	295	553	315	404	321	421	336
Cost of product sold	181	165	283	172	291	244	320	246
Gross profit	186	130	270	143	113	77	101	90
Tonnes sold (’000)	912	760	1,223	761	879	735	906	792
Selling price (per tonne)	403	388	451	414	459	438	464	424
Cost of product sold (per tonne)	199	217	231	226	331	333	353	311
Margin (per tonne)	204	171	220	188	128	105	111	113
Potash
Sales	175	107	166	67	9	79	175	128
Cost of product sold	112	65	98	60	59	77	103	82
Gross profit	63	42	68	7	(50)	2	72	46
Tonnes sold (’000)	656	384	509	185	19	251	566	428
Selling price (per tonne)	267	279	327	361	482	313	310	298
Cost of product sold (per tonne)	171	171	193	324	2,992	304	182	191
Margin (per tonne)	96	108	134	37	(2,510)	9	128	107
Phosphate
Sales	199	169	192	181	200	173	161	167
Cost of product sold	162	138	163	136	163	142	155	165
Gross profit	37	31	29	45	37	31	6	2
Tonnes sold (’000)	325	269	290	282	305	261	268	308
Selling price (per tonne)	610	629	665	639	656	663	598	544
Cost of product sold (per tonne)	495	514	563	481	534	546	576	536
Margin (per tonne)	115	115	102	158	122	117	22	8
Ammonium sulfate, ESN and other
Sales	94	53	159	112	107	65	170	136
Cost of product sold	61	40	118	80	80	54	134	107
Gross profit	33	13	41	32	27	11	36	29
Tonnes sold (’000)	251	143	340	258	249	154	357	303
Product purchased for resale
Sales	53	49	104	192	177	165	285	294
Cost of product sold	52	47	103	185	174	159	273	290
Gross profit	1	2	1	7	3	6	12	4
Tonnes sold (’000)	148	111	282	548	547	455	683	805
Selling price (per tonne)	362	444	369	349	326	361	418	365
Cost of product sold (per tonne)	356	424	367	336	321	349	400	360
Margin (per tonne)	6	20	2	13	5	12	18	5
EBIT	287	174	380	232	84	100	191	178
EBITDA	352	221	429	282	142	158	252	231
Adjusted EBITDA	372	226	438	286	150	171	263	237

AGRIUM ANNUAL REPORT 2015	41

Other non-operating segment 2015 results

“Other” is a non-operating segment comprising corporate and administrative functions that provide support and governance to our operating business units. Other is also used to eliminate purchase and sale transactions between our Retail and Wholesale business units so each business unit can be evaluated independently.

Expenses included in EBIT of our non-operating segment primarily comprise general and administrative costs at our headquarters in Calgary, Alberta, share-based payments, and other expenses such as regulatory compliance and foreign exchange gains and losses.

Other EBIT decreased by $29-million in 2015 compared to 2014 primarily due to:

●	A $26-million higher gross profit elimination expense as a result of higher inter-segment inventory held at the end of 2015.

●	A $15-million non-recurring interest recovery received in 2014.

These were partially offset by:

●	$10-million lower general and administrative expenses due to lower payroll and consulting fees.

42	AGRIUM ANNUAL REPORT 2015

2016 Agricultural and crop input market outlook

Crop prices remained under pressure in 2015 as global crop yields were above-trend and planted area remained high. In addition, the strength of the U.S. dollar relative to other global currencies increased the competitiveness of non-U.S. exporters on the global market, which added to the pressure on U.S. crop prices. The U.S. Department of Agriculture projects that Brazilian corn exports will increase by over 50 percent to a record 33 million tonnes in 2015/2016.

North American crop production proved resilient in 2015 considering the adverse growing conditions at the start of the growing season. U.S. corn and soybean yield projections increased throughout the growing season, and corn finished 2015 at its second highest levels ever, after 2014. In Western Canada, a large portion of the growing area received less than half the normal precipitation as of the middle of July, but yields finished at above-average levels. The strong production performance in the face of challenging growing conditions is evidence of the benefits of improved seed genetics and agronomic management in recent years. Strong production helped grower sentiment during a period of relatively low prices.

Analysts project that in 2016, U.S. corn, soybean and cotton planted acreage will increase, assuming normal weather during the planting season. We expect this to support a 1 to 3 percent increase in crop input expenditures, normalizing for the impact of crop nutrient prices. Growers are expected to benefit from lower crop nutrient and fuel prices as well as cash rental rates in 2016. However, at current crop prices, we expect that growers will continue to optimize crop input use and look for opportunities to reduce expenditures in cases where they perceive little risk to yields.

CROP PROTECTION PRODUCT MARKET DRIVERS

●	Increased North American cropping area is expected to support demand for crop protection products – particularly corn and cotton area in the U.S. and pulse crop area in Western Canada.

●	Pricing for glyphosates and some other crop protection products declined over the past year.

●	Expect continued growth in non-glyphosate herbicide demand to combat glyphosate resistance.

●	Fungicide and insecticide demand will depend on weather conditions and resulting disease and insect pressure as well as crop price movement in the second half of 2016.

SEED MARKET DRIVERS

●	Analysts expect combined North American corn, soybean, cotton and canola area to increase by two to four million acres in 2016, which is expected to support robust seed demand.

●	We expect that seed price increases will be limited by relatively low prices of the underlying crops.

●	Growers are expected to continue to target traits that will provide top yield potential for their geography but may forgo upgrading to traits that target problems that present only a low risk in their individual fields.

AGRIUM ANNUAL REPORT 2015	43

44	AGRIUM ANNUAL REPORT 2015

NITROGEN MARKET OUTLOOK

●	The global urea market was cost-driven throughout much of 2015, and marginal production costs are expected to remain important throughout 2016.

●	Global nitrogen costs declined in 2015 with lower crude oil prices driving lower formula-based natural gas prices in Europe and lower coal prices and the weakening of the Chinese yuan driving costs lower in China, which lowered the cost floor in the global urea market.

●	As of February 2016, benchmark nitrogen prices were down 20 to 40 percent compared to February 2015.

●	China exported record urea volumes in the first half of 2015, but in the second half of the year exports were lower by 26 percent year-over-year as a result of lower global urea prices.

●	Chinese urea exports in 2016 are projected to be relatively flat to lower than 2015 levels but will depend on a number of factors, including global demand, prices, Chinese coal costs and potential government actions.

●	Indian urea imports were robust in 2015 despite below-normal precipitation in the monsoon season and increased domestic production; and while imports may decline slightly in 2016, they are projected to remain historically high.

●	Offshore imports of urea into the U.S. reached a record high in 2015 at close to seven million tonnes; however, new nitrogen capacity coming on-stream in the U.S. and a slow start to imports in early 2016 are expected to lead to lower offshore imports in 2016.

●	Global nitrogen demand increased by an estimated 2 percent in 2015, and we expect demand growth between 2 and 3 percent in 2016.

POTASH MARKET OUTLOOK

●	World potash shipments in the first half of 2015 were strong, supported by refilling of the distribution pipeline that was drawn down in 2014.

●	In the second half of 2015, a number of factors combined to pressure prices, including weakness in Brazilian demand driven by the weak Brazilian real currency and farm credit constraints, delayed contract execution by Indian buyers due to the weakened rupee value and weak monsoon, and a poor fall application season in the U.S., which left retailers holding higher than expected inventories.

●	As of February 2016, benchmark potash prices were down 35 to 40 percent compared to February 2015.

●	Chinese potash imports were a bright spot for the global potash market in 2015 as China imported a record 9.4 million tonnes of potash, compared to eight million tonnes in 2014.

●	Prospects for Indian potash imports were positive to start 2015, but as the monsoon fell below average levels and the rupee weakened in the second half of the year, Indian buyers delayed their importation, which led 2015 imports to fall below 2014 levels.

●	On a net basis, global potash capacity was lower in 2015 than 2014; however, producers operated at high capacity utilization rates through the first three quarters of the year, which led to increased producer inventories.

●	Brazilian potash demand in 2016 is expected to be relatively flat compared to 2015 levels, pressured by continued uncertainty in the domestic economy and constrained credit availability to growers.

●	Some new brownfield capacity is beginning to ramp up in Canada and Russia in 2016, but the supply and demand balance is expected to be driven more by the production rates at existing mines than by capacity expansions.

●	Global potash deliveries are projected to increase to between 58 and 60 million tonnes in 2016 from 58.5 million tonnes in 2015.

AGRIUM ANNUAL REPORT 2015	45

PHOSPHATE MARKET OUTLOOK

●	The phosphate market was relatively stable throughout much of the first three quarters of 2015, as Indian diammonium phosphate (DAP) demand was strong but was offset by record volumes of Chinese DAP and MAP exports.

●	In late 2015, a slowdown in Indian purchases combined with below-average imports by Brazil and a disappointing U.S. fall application season pressured phosphate prices.

●	As of February 2016, benchmark phosphate prices were down 20 to 30 percent compared to February 2015.

●	Chinese DAP and MAP exports totaled a record 10.6 million tonnes in 2015 – an increase of close to 50 percent from the previous record set in 2014.

●	Chinese exports are expected to be a key driver of the phosphate market in 2016. They are projected to be relatively flat to 2015 levels, but this may depend on Indian demand.

●	Indian DAP imports totaled 5.8 million tonnes in 2015, up 61 percent from 2014 levels; however, strong imports have reportedly built up inventories, which may pressure demand in 2016 depending on the strength of the monsoon and Indian rupee volatility.

●	Brazilian phosphate demand was relatively weak in 2015, driven by the weaker domestic currency and credit constraints; we expect these challenges to continue in 2016, keeping demand relatively flat to 2015 levels.

●	Global phosphate demand in 2015 was relatively flat to 2014 levels but is projected to increase by 1 to 2 percent in 2016.

46	AGRIUM ANNUAL REPORT 2015

Consolidated performance

Selected annual information
(millions of U.S. dollars, except per share amounts)	2015	2014	2013
Sales	14,795	16,042	15,727
Cost of product sold	10,907	12,490	11,954
Gross profit	3,888	3,552	3,773
Expenses	2,272	2,392	2,143
Earnings before finance costs and income taxes	1,616	1,160	1,630
Finance costs related to long-term debt	181	62	90
Other finance costs	71	70	66
Earnings before income taxes	1,364	1,028	1,474
Income taxes	376	230	394
Net earnings from continuing operations	988	798	1,080
Net loss from discontinued operations	—	(78)	(17)
Net earnings	988	720	1,063
Attributable to:
Equity holders of Agrium	988	714	1,062
Non-controlling interest	—	6	1
Net earnings	988	720	1,063
Earnings per share attributable to equity holders of Agrium
Basic and diluted earnings per share from continuing operations	6.98	5.51	7.31
Basic and diluted loss per share from discontinued operations	—	(0.54)	(0.11)
Basic and diluted earnings per share	6.98	4.97	7.20
Total assets	16,377	17,108	15,977
Non-current financial liabilities
Long-term debt	4,513	3,559	3,066
Other non-current financial liabilities	50	39	24
Total non-current financial liabilities	4,563	3,598	3,090
Dividends declared	478	435	367
Dividends declared per share	3.41	3.03	2.50

SALES

2015 vs. 2014

●	Wholesale sales for all three major crop nutrients increased as a result of higher sales volumes. Improved utilization rates increased product available for sale. Sales volume increases for our three major crop nutrients were offset by a decrease in sales of purchase for resale of $523-million as we exited non-core, lower return portions of this business. Our exit from the purchase for resale business is expected to help our Company focus on our core businesses and drive long-term shareholder value.

●	Retail’s sales decreased due to unfavorable weather conditions and competitive pricing pressure resulting from lower crop prices.

2014 vs. 2013

●	Retail sales increased as Viterra contributed an additional $1.7-billion in sales in 2014. We acquired the Viterra Agri-product operations in the last quarter of 2013.

●	Wholesale had lower sales due to lower realized selling prices on all product lines and lower sales volumes from an extended outage to complete the tie-in at our Vanscoy potash facility and an outage at our Redwater nitrogen facility.

AGRIUM ANNUAL REPORT 2015	47

GROSS PROFIT

2015 vs. 2014

●	Wholesale’s gross profit significantly increased due to manufacturing cost efficiencies, a weaker Canadian dollar, lower natural gas input costs and higher sales volumes across all three major crop nutrients, despite lower nutrient benchmark prices.

●	Unfavorable weather conditions and lower crop input prices resulted in lower gross profit for Retail.

2014 vs. 2013

●	Wholesale’s gross profit decreased as a result of lower realized selling prices for all product lines, higher natural gas input costs, and lower nitrogen and potash sales volumes due to outages at our Redwater, Carseland and Fort Saskatchewan nitrogen facilities and an extended outage to complete the tie-in at our Vanscoy potash facility.

●	Retail’s gross profit increased due to inclusion of Viterra’s gross profit of $268-million, higher seed sales volume and increased crop nutrient sales.

NET EARNINGS FROM CONTINUING OPERATIONS

2015 vs. 2014

●	Despite lower nutrient benchmark prices, our net earnings from continuing operations increased by $190-million. The increase reflects improved gross margins primarily as a result of manufacturing cost efficiencies, lower natural gas input costs and reduced operating expenses related to our Operational Excellence program.

2014 vs. 2013

●	Overall, net earnings from our continuing operations decreased by $282-million due to lower realized selling prices across our product lines and lower sales volumes due to an extended outage to complete the tie-in at our Vanscoy potash facility and outages at our Redwater and Fort Saskatchewan nitrogen facilities.

NET LOSS FROM DISCONTINUED OPERATIONS

●	During 2014, Agrium completed the sale of the Turf and Ornamental business of Agrium Advanced Technologies (AAT) identified as discontinued operations for $94-million. The remaining components of AAT ceased operations in 2014.

●	There were no discontinued operations in 2015.

EXPENSES

Expenses breakdown
(millions of U.S. dollars)	2015	2014
Selling	1,921	2,048
General and administrative	268	299
Share-based payments	51	50
Loss (earnings) from associates and joint ventures	4	(23)
Other expenses	28	18
	2,272	2,392

●	Virtually all of our selling expenses were incurred by our Retail business unit. Selling expenses decreased due to lower incentive payments, a decrease in property and vehicle lease expenses and lower depreciation and amortization expense. Consolidated and Retail selling expenses as a percentage of sales were consistent with 2014.

●	General and administrative expenses decreased by $31-million (10 percent) as a result of reduced payroll and office expenses related to our ongoing Operational Excellence program.

●	Our earnings from associates and joint ventures decreased due to lower international benchmark prices, lower urea sales volumes and lower selling prices as international grain prices and local demand for urea have decreased. The MOPCO nitrogen facility experienced increased gas supply interruptions during the year, resulting in reduced production, fewer tonnes available for sale and higher costs per tonne.

48	AGRIUM ANNUAL REPORT 2015

Other expenses breakdown
(millions of U.S. dollars)	2015	2014
Loss on foreign exchange and related derivatives and commodity derivatives not designated as hedges	8	15
Interest income	(68)	(83)
Gain on sale of assets	(55)	—
Goodwill impairment	19	—
Environmental remediation and asset retirement obligations	16	24
Bad debt expense	32	19
Potash profit and capital tax	16	10
Other	60	33
	28	18

The increase in other expenses reflects the following:

●	Increase in consultation and restructuring fees related to our Operational Excellence program.

●	Goodwill impairment of $19-million recognized for our Wholesale Europe operations in 2015.

●	Lower interest income from a non-recurring interest recovery of $15-million received in 2014.

●	Bad debt recovery of $11-million recorded in the fourth quarter of 2014.

●	Partially offset by gain on sales of our Niota and Meredosia storage and distribution facilities and West Sacramento product upgrading facility in 2015.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization by business unit
(millions of U.S. dollars)	2015				2014
	Cost of product sold	Selling	General and administrative	Total	Cost of product sold	Selling	General and administrative	Total
Retail	6	244	4	254	6	291	8	305
Wholesale
Nitrogen	71		1	72	86			86
Potash	71			71	65			65
Phosphate	51			51	52			52
Other (a)	14		3	17	20		7	27
	207	—	4	211	223	—	7	230
Other	—	—	15	15	—	—	15	15
Total	213	244	23	480	229	291	30	550

(a)	Includes product purchased for resale, ammonium sulfate, ESN and other products.

●	The decrease in our depreciation and amortization expense is due to the change of useful lives of certain property, plant and equipment in our Retail business unit in the last quarter of 2014. This reflects our estimates of their future economic benefits. This decrease was partially offset by an increase in depreciable assets associated with our Vanscoy potash facility expansion.

●	We also changed our method of depreciation in 2015 from a straight-line basis to the units of production basis for our Wholesale mining and plant assets.

AGRIUM ANNUAL REPORT 2015	49

FINANCE COSTS

●	Total finance costs increased by $120-million in 2015 compared to 2014 – the result of additional debentures issued during the year and lower capitalized interest as we completed the tie-in of our Vanscoy potash facility at the end of 2014.

INCOME TAXES

●	Our overall effective tax rate was 28 percent for 2015 compared to 22 percent for 2014. Excluding the recognition of one-time previously unrecognized tax assets of $36-million in 2014, the effective tax rate for 2014 would have been 26 percent. The increase in the tax rate of 2 percent is primarily due to the increase in the Alberta provincial statutory tax rate in 2015.

●	Changes in statutory income tax rates, the mix of earnings, tax allowances and realization of unrecognized tax assets among the jurisdictions in which we operate can impact our overall effective tax rate. Further details of the year-over-year variances in these rates for the years ended December 31, 2015 and 2014, are provided in note 7 of the Notes to the Consolidated Financial Statements.

Sensitivity analysis

Our financial results are sensitive to a number of factors that affect our operations and resulting net earnings. The following table sets out the impact of changes in some key variables on our earnings based on activity levels for the year ended December 31, 2015.

SENSITIVITY ANALYSIS

Consolidated and business unit sensitivity impact to EBIT, net earnings and net earnings per diluted share
(millions of U.S. dollars, except as noted)	Change in factor	Sales impact	EBIT impact	Net earnings impact (f)	Net earnings per diluted share impact (f)
Retail (a)
Crop nutrients	1.00%	286	49	35	0.25
Crop protection products	1.00%	192	45	32	0.23
Seed	1.00%	70	14	10	0.07
Merchandise	1.00%	39	6	4	0.03
Wholesale (b)
Nitrogen (c)	$10.00	77	37	27	0.19
Potash (d)	$10.00	50	17	12	0.09
Phosphate	$10.00	61	12	9	0.06
Natural gas (e)	$0.50	N/A	45	32	0.23
Consolidated
Exchange rate from CAD to USD	$0.01	22	5	4	0.03

(a)	Change in factor is gross profit as a percentage of sales.
(b)	Change in factor is margin per metric tonne of North American Wholesale produced sales.
(c)	Excludes the impact of natural gas sensitivity described in footnote (e) below.
(d)	Excludes the impact of potash production tax and resource surcharge.
(e)	Wholesale’s sensitivity to a $0.50/MMBtu change in natural gas prices. The sensitivity assumes no change to the price spread between U.S. and Alberta natural gas and excludes the impact of natural gas derivatives and industrial ammonia sales, which are on a gas index-plus margin basis.
(f)	Based on a tax rate of 28 percent and 142 million weighted average outstanding shares. We have 138 million outstanding shares at December 31, 2015. Net earnings per diluted share impact based on 138 million shares would have a negligible difference compared to the net earnings per diluted share impact presented above.

50	AGRIUM ANNUAL REPORT 2015

MARGINS

Retail

Retail product margins are normally more stable than Wholesale margins as Retail tends to be more of a cost-plus margin business than Wholesale. However, several factors can influence Retail margins. For example, nutrient margins are impacted by price volatility between the time we purchase the product and the time we sell the product to the grower, as well as price volatility driven by the relative timing of our competitors’ nutrient purchases relative to our purchases. Fluctuations in commodity prices affect the types of crops planted, resulting in different crop input needs and, more significantly, affecting the timing of growers’ decisions on the application levels and rates of our products. Lower crop commodity prices relative to the price of the inputs may result in growers delaying purchase and application of crop inputs that would otherwise optimize crop yields. Weather conditions can create significant fluctuations in the timing of Retail’s sales and the related margins based on the ability to plant or harvest and the associated application of inputs. Finally, crop protection and seed margins are influenced annually by changes in the value of chemicals and newer seed varieties.

Wholesale

Nitrogen cost of product sold is affected by changes in North American natural gas prices, and nitrogen prices are impacted by changes in global nitrogen supply and demand. The combination of these market fluctuations impacts our nitrogen margins. Fluctuations in the cost of raw material inputs such as phosphate rock, sulfur and ammonia affect our phosphate margins. Foreign trade policies and buying strategy affect global supply and demand, which in turn influences potash pricing and margins. Our capacity utilization also affects our nitrogen, potash and phosphate margins. Wholesale’s purchase for resale margins are impacted by price volatility of a crop nutrient between the time we purchase the product and the time we sell it to the customer.

FOREIGN EXCHANGE

The international currency of the agribusiness industry is the U.S. dollar. Accordingly, we use the U.S. dollar as our reporting currency. We conduct business primarily in U.S. and Canadian dollars. We also have some exposure to the Argentine peso, Australian dollar and euro. Fluctuations in these currencies can impact our financial results.

Quarterly results of operations

The agricultural products business is seasonal. Consequently, year-over-year comparisons are more appropriate than quarter-over-quarter comparisons. Crop input sales are primarily concentrated in the spring and fall crop input application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete, and our customer prepayments are concentrated in December and January.

AGRIUM ANNUAL REPORT 2015	51

Selected quarterly information
(millions of U.S. dollars, except per share amounts)	2015 Q4	2015 Q3	2015 Q2	2015 Q1	2014 Q4	2014 Q3	2014 Q2	2014 Q1
Sales	2,407	2,524	6,992	2,872	2,705	2,920	7,338	3,079
Cost of product sold	1,507	1,828	5,284	2,288	1,973	2,255	5,739	2,523
Gross profit	900	696	1,708	584	732	665	1,599	556
Expenses
Selling	465	441	585	430	515	480	609	444
General and administrative	74	61	66	67	78	70	82	69
Share-based payments	15	(15)	6	45	25	10	(16)	31
(Earnings) loss from associates and joint ventures	(5)	10	(1)	—	(2)	(7)	(13)	(1)
Other expenses (income)	27	8	26	(33)	9	7	42	(40)
Earnings before finance costs and income taxes	324	191	1,026	75	107	105	895	53
Total finance costs	73	55	68	56	40	29	27	36
Income taxes	51	37	283	5	(3)	(15)	243	5
Net earnings from continuing operations	200	99	675	14	70	91	625	12
Net loss from discontinued operations	—	—	—	—	(19)	(41)	(9)	(9)
Net earnings	200	99	675	14	51	50	616	3
Attributable to:
Equity holders of Agrium	201	101	674	12	47	50	615	2
Non-controlling interest	(1)	(2)	1	2	4	—	1	1
Earnings per share from continuing operations attributable to equity holders of Agrium:
Basic and diluted	1.45	0.72	4.71	0.08	0.46	0.63	4.34	0.08
Earnings per share attributable to equity holders of Agrium:
Basic and diluted	1.45	0.72	4.71	0.08	0.33	0.35	4.28	0.02
EBITDA	459	306	1,145	186	245	248	1,037	180
Adjusted EBITDA	479	311	1,154	190	253	261	1,048	186
Dividends declared	121	120	125	112	112	107	108	108
Dividends declared per share	0.875	0.875	0.875	0.78	0.78	0.75	0.75	0.75

Significant factors affecting the comparability of quarterly results include the following:

2015

●	We had higher net earnings in the second and fourth quarters of 2015 compared to the same quarters of 2014 as a result of fewer turnarounds, higher manufacturing efficiencies and lower input costs.

●	In the first and fourth quarters of 2015, we recognized a gain on sale of assets of $38-million and $17-million, respectively, which were recorded under other expenses (income).

●	Goodwill impairment of $19-million from our Wholesale Europe operations was recorded under other expenses (income) in the fourth quarter of 2015.

●	Our share-based payments expenses or recoveries in 2015 fluctuated based on changes in our share price and our share performance relative to our peers.

52	AGRIUM ANNUAL REPORT 2015

2014

●	We had record sales for a second quarter coming from strong results of the acquired Viterra Agri-products operations and improvement in our international operations.

●	Our share-based payments expenses or recoveries in 2014 fluctuated based on changes in our share price and our share performance relative to our peers.

●	We discontinued the operations of our former AAT business unit. Results were recorded under net loss from discontinued operations.

Financial condition

2015 VS. 2014

The following are changes to the financial condition of our consolidated balance sheet for the year ended December 31, 2015.

Detailed balance sheet analysis
(millions of U.S. dollars, except as noted)	December 31, 2015	December 31, 2014	$ Change	% Change	Explanation of the change in balance
Assets
Cash and cash equivalents	515	848	(333)	(39%)	See discussion in the section “Liquidity and Capital Resources”.
Accounts receivable	2,053	2,075	(22)	(1%)	Rebates in Retail are down due to improved collections.
Income taxes receivable	4	138	(134)	(97%)	The 2015 tax provision exceeded tax installment payments made net of current period tax refunds.
Inventories	3,314	3,505	(191)	(5%)	Crop nutrient inventories in Retail are down due to declining prices in the potash and urea markets. Wholesale inventory is down, related primarily to our exit from significant portions of the product purchased for resale business earlier in 2015 as part of our portfolio review.
Prepaid expenses and deposits	688	710	(22)	(3%)	—
Other current assets	144	122	22	18%	—
Property, plant and equipment	6,333	6,272	61	1%	Additions of $1.3-billion were primarily offset by reductions related to the impact of foreign currency translation and depreciation.
Intangibles	632	695	(63)	(9%)	—
Goodwill	1,980	2,014	(34)	(2%)	Decrease was due to impairment of $19-million recorded for our Wholesale Europe operations, coupled with the impact of foreign currency translation.
Investments in associates and joint ventures	607	576	31	5%	—
Other assets	54	78	(24)	(31%)	—
Deferred income tax assets	53	75	(22)	(29%)	Decrease was primarily due to the utilization of losses in Australia.
Total assets	16,377	17,108	(731)	(4%)

AGRIUM ANNUAL REPORT 2015	53

Detailed balance sheet analysis
(millions of U.S. dollars, except as noted)	December 31, 2015	December 31, 2014	$ Change	% Change	Explanation of the change in balance
Liabilities
Short-term debt	835	1,527	(692)	(45%)	Positive operating cash flows for the year coupled with proceeds from the issuance of debentures in the first quarter of 2015 were used to decrease short-term borrowings, partially offset by new drawings to finance capital investments and fund working capital requirements.
Accounts payable	3,919	4,197	(278)	(7%)	Decrease of $130-million primarily related to reduction in customer prepayments due to softening commodity markets. Accrued liabilities decreased by $192-million primarily caused by lower accruals related to completion of major capital investment projects.
Income taxes payable	82	5	77	1,540%	The 2015 tax provision exceeded tax installment payments made.
Long-term debt	4,521	3,570	951	27%	Long-term debt increased due to the $1-billion debentures issued in the first quarter of 2015 to reduce short-term debt and for general corporate purposes.
Post-employment benefits	124	151	(27)	(18%)	—
Other provisions	421	480	(59)	(12%)	—
Other liabilities	85	69	16	23%	—
Deferred income tax liabilities	383	422	(39)	(9%)	Decrease was due to the impact of foreign currency translation of the Canadian deferred tax balance.
Total liabilities	10,370	10,421	(51)	(0%)
Shareholders’ equity	6,007	6,687	(680)	(10%)

2014 VS. 2013

●	Total assets increased by 7 percent from 2013 to 2014 primarily due to additions to our property, plant and equipment mostly related to the Vanscoy potash and Borger nitrogen expansion projects.

●	The increase of 16 percent in non-current financial liabilities is primarily due to the $500-million debentures issued in 2014.

54	AGRIUM ANNUAL REPORT 2015

SHAREHOLDERS’ EQUITY

Shareholders’ equity was $6.0-billion at December 31, 2015 – a decrease of $680-million compared to December 31, 2014. The change is the result of the following:

●	Net earnings of $988-million attributable to equity holders of Agrium.

●	Offset by:

●	Share repurchases of $559-million as part of the normal course issuer bid.

●	Dividend declarations of $478-million during the year.

●	A $609-million increase in foreign currency translation loss in accumulated other comprehensive loss due to the decline in the exchange rates of the Canadian and Australian dollars relative to the U.S. dollar.

DIVIDENDS

From 2013 to 2015, the Board approved a series of dividend increases as follows:

Dividend increases
Approval date	Dividends declared per share	Frequency	Dividends declared per share on an annualized basis
September 23, 2013	$0.75	Quarterly	$3.00
November 3, 2014	$0.78	Quarterly	$3.12
May 5, 2015	$0.875	Quarterly	$3.50

AGRIUM ANNUAL REPORT 2015	55

Dividends declared
(millions of U.S. dollars, except per share amounts)	December 31,
2015				2014
Declared		Paid to		Declared		Paid to
Effective	Per share	shareholders	Total	Effective	Per share	shareholders	Total
February 24, 2015	0.78	April 16, 2015	112	February 21, 2014	0.75	April 17, 2014	108
May 5, 2015	0.875	July 16, 2015	125	May 7, 2014	0.75	July 17, 2014	108
August 6, 2015	0.875	October 15, 2015	120	August 7, 2014	0.75	October 16, 2014	107
December 10, 2015	0.875	January 21, 2016	121	December 11, 2014	0.78	January 21, 2015	112
	3.41		478		3.03		435

SHARE REPURCHASES

During 2015, we purchased for cancellation 5,574,331 shares at an average share price of $100.25. We are allowed to purchase for cancellation, on the Toronto Stock Exchange (TSX) or New York Stock Exchange, an additional 6,908,450 (5 percent) of our outstanding shares. Repurchases may be made under a Normal Course Issuer Bid (NCIB) approved by the TSX until February 18, 2017. Shareholders can obtain a copy of the NCIB notice from Agrium without charge. We did not purchase shares in 2014 or between January 1, 2016 and February 24, 2016.

Outstanding share data

The number and principal amount of our outstanding shares at February 19, 2016, were as follows:

Outstanding shares at February 19, 2016
	Number of shares	Market value
Common Shares	138,169,000	$11-billion

Liquidity and capital resources

Agrium generally expects that it will be able to meet its working capital requirements, capital resources needs and shareholder returns through a variety of sources, including available cash on hand, cash provided by operations, short-term borrowings from the issuance of commercial paper (“CP”), and borrowings from our credit facilities, as well as long-term debt and equity capacity from the capital markets. Depending on the nature, timing and extent of any liquidity requirements, we may consider expanding existing sources of financing or accessing other sources of financing.

Sources and uses of cash
(millions of U.S. dollars)	2015	2014	Change
Cash provided by operating activities	1,663	1,312	351
Cash used in investing activities	(1,503)	(2,068)	565
Cash (used in) provided by financing activities	(573)	856	(1,429)
Effect of exchange rate changes on cash and cash equivalents	80	(35)	115
(Decrease) increase in cash and cash equivalents from continuing operations	(333)	65	(398)
Cash and cash equivalents used in discontinued operations	—	(18)	18

56	AGRIUM ANNUAL REPORT 2015

Cash provided by operating activities – drivers behind the $351-million increase
Source of cash

The Company’s cash flows from operations increased by $351-million from 2014 to 2015 as a result of increased net earnings from continuing operations of $190-million while working capital movements remained consistent year-over-year. Factors influencing this increase included lower cash inflows from customers related to lower sales primarily resulting from softening market prices. This was more than offset by lower cash outflows as a result of lower cost of product sold and lower operating expenses attributed to operating efficiencies, lower input costs and favorable foreign exchange movements. The Company made $209-million less payments for income taxes in Canada and in the U.S. in 2015 compared to 2014.

Cash used in investing activities – drivers behind the $565-million decrease in use
Use of cash

We have significantly lower capital expenditures in 2015 due to the completion of the tie-in of our Vanscoy potash mine expansion at the end of 2014.

See further discussion of capital expenditures in the section “Capital Expenditures and Spending”.

Cash (used in) provided by financing activities – drivers behind the $1,429-million increase in use
Source of cash

We received $1-billion proceeds from issuance of long-term debt in 2015 compared to $512-million in 2014. The debentures were issued under our 2014 base shelf prospectus, which permits issuance in Canada and in the U.S. of common shares, debt and other securities up to $2.5-billion, less the offering price of securities issued between the 2014 filing date of the prospectus and May 2016.

Use of cash

Proceeds from the issuance of the above-mentioned long-term debt were used to repay short-term debt comprising of commercial paper; in 2014, we issued commercial paper.

We repurchased common shares for an aggregate of $559-million in 2015; no similar activity in 2014.

CASH POSITION

Our year-end cash balance was $515-million in 2015 and $848-million in 2014. We do not hold material cash balances in currencies other than the U.S. dollar, Canadian dollar and Australian dollar. We held approximately $80-million U.S. dollar equivalent in Australia. We do not depend on repatriation of cash from our foreign subsidiaries to meet our domestic liquidity and capital resources needs.

FREE CASH FLOW

Free cash flow
(millions of U.S. dollars)	2015	2014
Cash provided by operating activities	1,663	1,312
Net changes in non-cash working capital	93	95
Sustaining capital expenditures	(541)	(566)
Free cash flow	1,215	841

The increase in free cash flow from $841-million in 2014 to $1.2-billion in 2015 is a combined result of higher cash provided from our operations and lower sustaining capital expenditures. We benefited from the improved utilization rates and cost savings from Operational Excellence initiatives, lower natural gas input costs and fewer turnarounds in 2015. This increase in free cash flow helped support higher dividend payments and share repurchases in 2015.

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WORKING CAPITAL

Working capital breakdown
(millions of U.S. dollars)	2015	2014
Current assets	6,718	7,398
Current liabilities	4,929	5,853
Working capital	1,789	1,545

Our working capital is used to settle our operating expenses, including payments of our inventories and short-term debt and current portion of long-term debt. The increase in our working capital in 2015 is primarily due to a decrease in our accounts payable caused by lower accruals from the completion of our Vanscoy potash facility expansion project and the ongoing Borger nitrogen facility project.

As of December 31, 2015, we have sufficient current assets to meet our current liabilities. See the discussion of current assets in the section “Financial Condition” on page 53 for more information on the drivers of this change in working capital.

CAPITAL EXPENDITURES AND SPENDING

Sustaining capital expenditures include the cost of replacements and betterments of our facilities. Our sustaining capital expenditures decreased in 2015 as we had fewer turnarounds than in 2014.

Investing capital expenditures typically include significant expansion of existing operations or new acquisitions. Our investing capital expenditures decreased in 2015 primarily due to lower expenditures related to the Vanscoy potash facility expansion, which was completed at the end of 2014.

Capital spending and expenditures by business unit (a)
(millions of U.S. dollars)	2015	2014
Retail
Sustaining	141	158
Investing	37	41
	178	199
Acquisitions (b)	127	179
	305	378
Wholesale
Sustaining	388	401
Investing	604	1,407
	992	1,808
Other
Sustaining	12	7
Investing	6	7
	18	14
Total
Sustaining	541	566
Investing	647	1,455
	1,188	2,021
Acquisitions (b)	127	179
	1,315	2,200

(a)	Excludes capitalized borrowing costs.
(b)	Represents business acquisitions and includes acquired working capital; property, plant and equipment; intangibles; goodwill; and investments in associates and joint ventures.

58	AGRIUM ANNUAL REPORT 2015

FUTURE CASH REQUIREMENTS

Contractual obligations and other commitments

Our aggregate contractual obligations for continuing operations at December 31, 2015 are set out in the table below.

Contractual and other obligations
	Payment due by period
	Less than	One to three	Four to five	More than
(millions of U.S. dollars)	one year	years	years	five years		Total
Operating
Long-term debt – interest	226	437	368	2,594		3,625
Operating leases	137	164	86	100		487
Purchase obligations (a)	519	452	107	359		1,437
Derivative financial instruments	29	33	—	—		62
Other commitments	121	104	17	11		253
Total operating obligations	1,032	1,190	578	3,064		5,864
Capital
Long-term debt – principal repayments	8	100	500	3,925		4,533
Asset retirement obligations (b)	18	4	38	166	(c)	226
Environmental remediation liabilities (b)	33	59	24	47		163
Total capital obligations	59	163	562	4,138		4,922
Total	1,091	1,353	1,140	7,202		10,786

(a)	Commitments include our proportionate share of commitments of joint ventures.
(b)	Represents the undiscounted, estimated cash outflows.
(c)	This figure does not include estimated asset retirement obligations related to our potash operations. See the following discussion in the section “Asset retirement obligations”.

Long-term debt

Long-term debt consists primarily of debentures. Failure to maintain certain financial ratios in respect of our credit facilities and other covenants in the various debt instruments may trigger early repayment provisions. See the discussion in the section “Debt Instruments, Capital Management and Ratings” on page 61.

Operating leases

Operating lease commitments consist primarily of leases for railcars and contractual commitments at distribution facilities in our Wholesale business unit, vehicles and application equipment in our Retail business unit, and office equipment and property leases throughout our operations. The commitments represent the minimum payments under each agreement.

Purchase obligations

Purchase obligations include minimum commitments for North American natural gas purchases, which include both floating rate and fixed rate contracts, and are calculated using the prevailing NYMEX forward prices for U.S. facilities and AECO forward prices for Canadian facilities at December 31, 2015.

Profertil has long-term gas contracts denominated in U.S. dollars, expiring in 2017. These contracts account for approximately 74 percent of Profertil’s gas requirements. YPF S.A. (“YPF”), our joint venture partner in Profertil, supplies approximately 35 percent of the gas under these contracts.

We have a power co-generation agreement for our Carseland facility that expires on December 31, 2026. The maximum commitment under this agreement is to purchase 60 megawatt-hours of power per hour through 2026. The price for the power is based on a fixed charge adjusted for inflation and a variable charge based on the cost of natural gas provided to the facility for power generation.

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Our phosphate rock supply agreement extends to 2020. Our minimum commitment is to purchase 798,000 tonnes until 2018, with any potential subsequent volumes to be determined in 2016. The purchase price is based on a formula that tracks finished product pricing and key published phosphate input costs. We entered into a freight contract to import phosphate rock extending to 2018, with a total outstanding commitment of $94-million at December 31, 2015.

In addition to amounts disclosed in the preceding table, future capital expenditures include approximately $300-million in relation to the Borger, Texas, nitrogen expansion project.

Asset retirement obligations

Our mining, extraction, processing and distribution activities result in asset retirement obligations that are part of our normal course of operations. Such retirement obligations include closure, dismantlement, site restoration or other legal or constructive obligations for termination and retirement of assets. Expenditures may occur before and after closure. We expect to incur expenditures for our phosphate obligations over the next 58 years. We expect to make payments for our potash and nitrogen obligations after that time. The discounted, inflation-adjusted estimated cash outflows required to settle the asset retirement obligations is $229-million at December 31, 2015.

Environmental remediation liabilities

We establish provisions for environmental expenditures that relate to existing conditions caused by past operations that do not contribute to current or future revenue generation. We capitalize environmental expenditures that extend the life of the property, increase its capacity, or mitigate or prevent contamination from future operations. The discounted, inflation-adjusted estimated cash outflows required to settle the environmental remediation liabilities is $158-million at December 31, 2015.

FUTURE CAPITAL EXPENDITURES

Sustaining capital expenditures

In 2016, our sustaining capital is expected to be approximately $500-million to $550-million for a number of large projects planned for the year, including the following:

●	Reliability projects for Wholesale manufacturing facilities

●	Wholesale resource development projects

●	Risk management and risk reduction projects

●	Planned turnaround inspection and overhaul at certain Wholesale facilities

●	Spending at our Retail operations in North and South America and Australia

Investing capital expenditures

Our investing capital program planned for 2016 is expected to be approximately $300-million to $350-million and includes the following:

●	Borger brownfield urea expansion project

●	Retail investments in growth and efficiency opportunities

We anticipate that we will be able to finance the announced projects through a combination of cash from operating activities, existing lines of credit (see the discussion in the section “Debt Instruments, Capital Management and Ratings” on page 61 for further details) and funds available from new debt or equity securities offerings.

60	AGRIUM ANNUAL REPORT 2015

Debt instruments, capital management and ratings

DEBT INSTRUMENTS

Short-term debt consists mainly of U.S. dollar-denominated CP issued in Canada and the U.S. as well as various bank lines of credit for our operations in Europe, South America and Australia. We utilize a $2.5-billion multi-jurisdictional facility, of which $2.45-billion is allocated to North America and $50-million is available to Australia. At December 31, 2015, we had not drawn on our North American tranche. Australian tranche draws were $40-million. We also had $632-million of CP outstanding at December 31, 2015, at a weighted average interest rate of 0.83 percent. Amounts borrowed under the CP program reduce our borrowing capacity under the multi-jurisdictional facility. For our international operations, we had credit facilities of approximately $377-million, of which $163-million was outstanding at December 31, 2015, including $72-million in Europe, $50-million in Australia and $41-million in South America.

Refer to note 17 of the Notes to the Consolidated Financial Statements for further information on our short-term debt and long-term debt.

CAPITAL MANAGEMENT

Refer to note 3 of the Notes to the Consolidated Financial Statements for further information on our capital management policies.

Multi-jurisdictional facility covenants
	Limit		2015
Interest coverage ratio (a)	≥	2.5	8.3
Debt-to-capital ratio (b)	≤	0.65	0.46

(a)	Calculated as the last 12 months’ EBITDA divided by finance costs, which include interest on long-term debt plus other finance costs.
(b)	Calculated as total adjusted debt divided by the sum of total adjusted debt and total equity. For purposes of this ratio, total adjusted debt is calculated as the sum of short-term debt, long-term debt, guarantees and letters of credit (specified in credit facility agreements), net of cash and cash equivalents.

These covenants were met as at December 31, 2015 and December 31, 2014.

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DEBT RATINGS

The following information relating to Agrium’s credit ratings is provided as it relates to our financing costs, liquidity and operations. Specifically, credit ratings affect Agrium’s ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current rating on our debt by the rating agencies, particularly a downgrade below investment grade, or a negative change in the outlook for the Company could adversely affect Agrium’s cost of financing and our access to sources of liquidity and capital.

Debt ratings breakdown
Rating agency	Date of affirmation	Long-term debt rating	USD commercial paper	Ratings outlook
Standard & Poor’s Ratings Services	May 26, 2015	BBB	A-2	Stable
Moody’s Investors Service	November 25, 2015	Baa2	P-2	Stable

Refer to our 2015 AIF in the section “Item 7 – Description of Capital Structure – 7.3 Debt Ratings” for further information on our ratings, including ratings definitions.

Off-balance sheet arrangements

GUARANTEES

We are contractually obligated to reimburse Canpotex – an industry association of which we are a one-third owner – for our pro-rata share of any operating losses or other liabilities incurred of approximately 7.3 percent in 2015 and 10.3 percent starting in 2016. There were no such losses in 2015 and we believe the probability of conditions arising that would trigger this guarantee is remote. Reimbursements, if any, would be made through reductions of our cash receipts from Canpotex.

Financial instruments

RISK MANAGEMENT

In the normal course of business, our balance sheet, results of operations and cash flows are exposed to various risks. Annually, the Board approves a strategic plan that takes into account the opportunities and major risks of our business and mitigating factors to reduce these risks. The Board sets upper limits on the amounts and time periods over which management may manage risk using derivative financial instruments. Our Corporate Financial Risk Committee reviews risk management policies and procedures annually and monitors compliance with these limits and associated exposure management activity. We manage risk in accordance with our Global Exposure Management Policy, the objective of which is to reduce volatility in cash flows and earnings.

Our derivative financial instruments and the nature of the risks to which they are, or may be, subject are set out in the following table:

Derivative financial instruments
Risks
	Currency	Commodity price	Credit	Liquidity
Foreign currency forward, swap and option contracts	X		X	X

Natural gas forward, swap and option contracts, nutrient swap contracts and power swap contracts		X	X	X

Refer to note 4 of the Notes to the Consolidated Financial Statements for further information on our financial instruments.

62	AGRIUM ANNUAL REPORT 2015

Enterprise risk management

WE MANAGE RISKS TO OUR ENTERPRISE

In the normal course of operations, our business activities expose us to risk. Acceptance of certain risks is both necessary and advantageous in achieving our growth targets and our vision. We focus on long-term results and manage related risks and uncertainties. Our risk management structure strives to ensure sound business decisions that balance risk and reward while driving maximum shareholder return.

RISK METHODOLOGY

Through Agrium’s structured Enterprise Risk Management (ERM) process, senior management, business units and corporate functions seek to identify and manage risks facing our business. Once identified, risks and related mitigation strategies are evaluated, documented and reviewed on an “evergreen” basis, with a formal review and quarterly sign-off. Many of these risks cross business units and corporate functions. In these cases, the aggregate risk to Agrium is considered and an overall corporate risk is monitored and assessed. The senior leadership team develops additional mitigation strategies for implementation where residual risk – the risk that remains after taking existing mitigation strategies into account – is deemed unacceptably high.

The risks we identify are assigned to six categories: strategic, financial, operational, market, environmental and political.

RISK-RANKING MATRIX

Agrium uses a risk matrix to assess the potential impact of risks based on the expected frequency and consequences of risk events:

●	We assess consequence based on the potential aggregate impact of a risk event on three areas: (a) company reputation, (b) our financial health and (c) the environment and the health and safety of our employees and external parties.

●	Frequency represents how often a consequence related to a risk is expected to occur. It is akin to probability of loss from the risk.

AGRIUM’S RISK MATRIX

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RISK GOVERNANCE STRUCTURE

At Agrium, we believe that effective risk management is crucial to successful execution of strategy and that everyone on the Agrium team has a role to play in managing risk.

Board of Directors

●	The Board governs risk management directly and through its committees.

●	The Board is responsible for understanding the material risks of the business and the related mitigation strategies and for taking reasonable steps to ensure that management has an effective risk management process in place.

●	Individual committees of the Board oversee specific risks relevant to their areas of responsibility. For example, the Audit Committee monitors the risk management process for financial risks; the Environment, Health, Safety and Security Committee monitors the process for managing environmental, health, safety and security (EHS&S) risks; and the Compensation Committee assesses risks in compensation programs.

Management

●	Risks unique to our separate business units are managed by the presidents of those business units and their teams.

●	Functional risks are managed by the corporate functional heads and their teams.

Chief Risk Officer

●	Agrium has an appointed Chief Risk Officer (CRO). Responsible for maintaining an effective ERM process, the CRO monitors developments in risk management practices, drives improvements in Agrium’s risk management philosophy, program and policies, and champions development of a “best practice” risk management culture.

●	The CRO reports quarterly to the Board and senior management on all material risks, including new or increased risks resulting from changes in operations or external factors.

●	The CRO also formally reports to the Board annually on the ERM process and material risks.

Governance functions

●	Agrium maintains several risk governance functions that contribute to our overall control environment, including Internal Audit, Corporate EHS&S, Legal, and the Internal Control and Compliance team.

MATERIAL BUSINESS RISKS

Following is a discussion of certain material business risks facing Agrium. Further disclosure of material risks facing Agrium is provided in Agrium’s AIF for the year ended December 31, 2015.

Product price and margin

Agrium’s operating results depend on product prices and margins, which in turn depend on demand for crop inputs. Among the factors that can affect demand for crop inputs are weather conditions, outlook for crop nutrient prices and farming economics, governmental policies, access of our customers to credit and build-up of inventories in distribution channels.

The majority of our Wholesale nutrient business is a commodity business with little product differentiation. Product prices are largely affected by supply and demand conditions, input costs and product prices. Resulting margins can therefore be volatile.

Within our Wholesale business unit, we sell manufactured product as well as product we have purchased for resale. Both components of the business are subject to margin volatility.

Our Retail business unit experiences relatively stable margins, which provide stability to our annual cash flows and earnings. Nonetheless, during times of significant price volatility, margins can be affected to a certain degree by the above factors.

64	AGRIUM ANNUAL REPORT 2015

Weather

Anomalies in regional weather patterns can have a significant and unpredictable impact on the demand for our products and services. They may also impact prices. Our Retail customers have limited windows of opportunity to complete required tasks at each stage of crop cultivation. Should adverse weather occur during these seasonal windows, we could face the possibility of reduced sales in those seasons without the opportunity to recover until the following season. In addition, we face the significant risk of inventory carrying costs should our customers’ activities be curtailed during their normal seasons. We must manufacture product throughout the year to meet peak season demand and to react quickly to changes in expected weather patterns that affect demand.

Unplanned plant downtime

The results of our Wholesale business depend on the availability of our manufacturing facilities. Prolonged plant shutdown may significantly reduce product available for sale, may affect the environment and/or the community, and may cause injury to an employee or a member of the public.

Transportation

Reducing the delivered cost of product and ensuring reliability of product delivery to our customers are key success factors for our Wholesale marketing operations. Potential medium-term risks are the increased regulations and costs of transporting ammonia within North America given the safety concerns respecting transportation of this product.

Business acquisitions and expansions

We face the risk that recent or future acquisitions could fail to fully deliver the expected economic benefits, or we may experience integration challenges that could result in delays in achieving some or all anticipated synergies and require the allocation of additional resources to integrate the acquired businesses. Similarly, expansions of existing facilities or greenfield developments undertaken may have higher capital construction costs or be delayed or that such projects may not generate the expected return on investment.

Human resources

Long-term forecasts predict a tight labor market across many areas in which we operate due to changing demographics, including the general aging of the population. A tight labor market, including the associated risks of losing key individuals and difficulty attracting and retaining qualified personnel, is a risk to the business.

Raw materials

Natural gas is the principal raw material used to manufacture nitrogen and is the single largest purchased raw material for our Wholesale operations. North American natural gas prices are subject to price volatility. An increase in the price of natural gas increases our nitrogen cost of production and may negatively impact margins for our North American nitrogen sales. This is particularly important for our nitrogen facilities in Western Canada and Borger, Texas, where we purchase gas on the open market. Higher production costs may be partially or fully reflected in higher domestic and international product prices, but these conditions do not always prevail. In addition, the price for natural gas in North America can vary significantly compared to the price for natural gas in Europe and Asia. Significantly lower natural gas prices in Europe and/or Asia would give our competitors in Europe and Asia a competitive advantage, which could, in turn, decrease international and domestic product prices and reduce our margins.

The Profertil nitrogen facility faces risk concerning gas deliverability during winter due to strains on gas distribution and residential demand in Argentina. The Argentine government has at times reduced the amount of gas available to industrial users in favor of residential users during the peak winter demand season. Profertil may also not be able to renew its long-term gas supply contracts at favorable rates or at all.

Mining has inherent risks. For phosphate, variability in the quality of phosphate rock can impact cost and production volumes. Risks for potash mining include water intake or flooding as well as variability in quality, which can impact cost and production volumes.

Counterparty

We face the risk of loss should a counterparty be unable to fulfill its obligations with respect to accounts receivable or other contracts, including derivative financial instruments.

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Credit and liquidity

Our business depends on access to operating credit lines to fund our ongoing operations. Should overall credit liquidity in the markets be limited, our ability to operate under normal conditions could be impacted. For further discussion, see “Debt Instruments, Capital Management and Ratings – Debt Ratings” on page 61.

Foreign exchange

Currency risk arises from the revaluation of monetary foreign assets and liabilities in conjunction with currency volatility. Foreign monetary asset and liability balances are comprised primarily of intercompany loans and external short-term debt. A significant shift in the value of the Canadian dollar and/or Australian dollar against the U.S. dollar could impact reported earnings.

Additional currency risk stems from the translation of our foreign subsidiaries’ statements of operations to U.S. dollars for consolidation at the parent level. Agrium’s Wholesale business incurs costs in Canadian dollars and earns sales in Canadian and U.S. dollars. Additionally, Agrium’s Canadian and Australian Retail segments operate in their respective local currencies, and results are subsequently translated into the presentation currency. A significant shift in the value of the Canadian dollar and/or Australian dollar against the U.S. dollar could impact reported earnings.

Country

We have significant operations in Canada, the U.S. and Australia. We also operate in a number of South American and European countries, have business investments in Egypt, and depend on phosphate rock from Morocco. International business exposes us to a number of risks, such as uncertain economic conditions in the countries in which we do business, abrupt changes in foreign government policies and regulations, restrictions on the right to convert and repatriate currency, political risks, and the possible interruption of raw material supply due to transportation issues or government-imposed restrictions. We do not engage in business activities in any country that is a state sponsor of terrorism.

We hold a 26 percent interest in MOPCO, which operates a nitrogen facility in Egypt. Notwithstanding our representation on the board of directors and management of MOPCO, we may not be able to maintain significant influence over the operations of MOPCO. There is also a risk to the MOPCO nitrogen facility on gas deliverability, as gas may be diverted for power generation as Egypt is seeing a growing demand for power.

Following its nationalization by the Argentine government in 2012, YPF, as the other 50 percent owner of the Profertil nitrogen facility, may have different business and economic interests or policy objectives under government management than it did in the past, which may be inconsistent with our interests as a 50 percent owner of that facility and which could have an adverse effect on the profitability, financial condition and results of operations of the Profertil facility. During 2015, the Government of Argentina ended its currency controls; however, Argentina is subject to economic uncertainty that could affect our ability to repatriate cash from this country. We do not depend on repatriation of cash from our foreign subsidiaries to meet our liquidity and capital resource needs.

Legislative risk

We are subject to legislation, regulation and government policies in the jurisdictions in which we operate. We cannot predict how these laws, regulations or policies or their interpretation, administration and enforcement will change over time, and it is possible that future changes could negatively impact our operations, markets or cost structure.

Environment, health, safety and security

We face EHS&S risks typical of those found throughout the agriculture, mining and chemical manufacturing sectors and the international fertilizer supply chain. These include the potential of physical injury to employees and contractors; possible environmental contamination and human exposure to chemical releases and accidents during manufacturing, mining, transportation, storage and use; and the security of our personnel, products, intellectual property and physical assets domestically and overseas from intentional acts of destruction, crime, violence, terrorism, and ethnic and international conflicts. In addition, there are risks of natural disasters and risks to health, including pandemic risk.

Litigation risk

Agrium, like any other business, is subject to the risk of becoming involved in disputes and litigation. Any material or costly dispute or litigation could adversely impact our consolidated financial position and results of operations. For further discussion, see “Provisions and Contingencies for Asset Retirement, Environmental and Other Obligations” on page 67.

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Provisions and contingencies for asset retirement, environmental and other obligations

GENERAL NATURE OF PROVISIONS AND CONTINGENCIES

We are exposed to possible losses for environmental matters and other claims and lawsuits related to our current and acquired businesses. We expect our involvement in such matters to continue in the normal conduct of our business. We will represent our interests vigorously in all of the proceedings in which we are involved.

Legal proceedings and environmental matters are inherently complex and we apply significant judgment in estimating probable outcomes. As a result, the potential exists for adjustments to liabilities and material variances between actual costs and estimates. We may not be able to make a reliable estimate of losses or the range of possible losses when claims do not specify an amount of damages sought, when there are numerous plaintiffs, or when a case is in its early stages.

OUR PROCEDURES FOR ASSESSING PROVISIONS AND CONTINGENCIES

We undertake a review process at each reporting period. Our process includes:

●	Business unit and corporate staff review in consultation with in-house legal counsel and internal accounting professionals to determine whether current information available to us supports our estimates of the financial effect of new or existing matters and our related disclosures.

●	Consultation with external counsel where appropriate to corroborate business and internal legal counsel’s analysis and conclusions about the facts of each case and the status of litigation.

●	Discussion and correspondence with third parties.

●	Review of publicly available information for similar matters involving other companies.

In assessing provisions and contingencies, we consider the need for accounting recognition and/or disclosure of existing and potentially new matters. Our assessment considers the probability of adverse judgments and the range of possible losses. We base our assessment of probable outcomes of matters on our judgment of a number of factors including:

●	Similar past experience and history

●	Precedents

●	Relevant financial, scientific and other evidence of each matter

●	Opinions from corporate and outside counsel

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ACCOUNTING RECOGNITION OF PROVISIONS AND CONTINGENCIES UNDER IFRS (INTERNATIONAL ACCOUNTING STANDARDS (IAS) 37)

Likelihood of outcome of matter	Probability of occurrence (policy)	Accounting treatment
Probable	More likely than not – greater than 50 percent	Record a provision
Possible but not probable	5 to 50 percent	Disclose a contingent liability
Remote	Less than 5 percent	No disclosure required

Key definitions
Provision	A liability of uncertain timing or amount, recorded when:
a) a present obligation exists as a result of a past event
b) it is probable that a future outflow of economic benefits will be required to settle the obligation
c) the amount of the obligation can be reasonably estimated
Contingent liability	Either:
a) a possible obligation that arises from past events and whose existence will be confirmed only by future uncertain events not wholly within our control, or
b) a present obligation arising from past events that is not recognized because
i) a future outflow of resources to settle the obligation is not probable, or
ii) the amount of the obligation cannot be reliably measured

IAS 37 also requires that we measure a provision at the present value of our best estimate of the expenditure required to settle the obligation and that we consider risks and uncertainties in measurement of provisions.

ENVIRONMENTAL REMEDIATION ACTIVITIES

Some remediation activities at our sites are subject to the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), the U.S. Resource Conservation and Recovery Act (RCRA) and similar federal, state, provincial and local environmental laws. These laws provide for phases of remediation under regulatory oversight, which may include:

●	Investigation

●	Risk assessment

●	Remedy selection

●	Remedial design

●	Remedial action, including construction

●	Operation, maintenance and long-term monitoring

●	Closure

Some of the above phases may require feasibility studies, analyses, plans, opportunities for public comment and inspections. Because of the complexity of the CERCLA and RCRA and other oversight processes, the time from identification of a matter through to closure may take several years.

68	AGRIUM ANNUAL REPORT 2015

Current developments – specific environmental and other matters
Matter	Developments in 2015

Idaho phosphate mining and processing sites

We are subject to investigations by U.S. federal and state agencies of existing and former phosphate mining and processing sites in Idaho. Nu-West Industries, Inc. (“Nu-West”), a wholly owned subsidiary of Agrium, has been notified of potential violations of federal and state statutes. Nu-West is working co-operatively with federal and state agencies and, depending on the site, is in the investigation or risk assessment stage or has, for some sites, begun preliminary work under agreements with the agencies. Completion of investigations, risk assessments or preliminary work will enable Nu-West and the agencies to determine what, if any, remediation work will be required.

In 2015, Nu-West received a Notice of Intent advising that trustees for U.S. Federal and State agencies will conduct a damage assessment at the Idaho phosphate mining and processing sites. We expect the trustees to begin the assessment in 2016.

Manitoba mining properties

In 1996, Agrium acquired Viridian Inc. (“Viridian”), which is now a wholly owned Canadian subsidiary of Agrium. Viridian has retained certain liabilities associated with the Fox Mine Site – a closed mineral processing site near Lynn Lake, Manitoba. Viridian is currently treating water draining from the site to meet provincial downstream water quality standards. Viridian has substantially completed the investigation phase of remediation and is currently in discussions with the Province of Manitoba regarding remedial alternatives selection.	We adjusted the time frame for concurrence and approval from the Province of Manitoba to 36 months from the previous estimate of 24 to 36 months.

Concurrence and approval from the Province of a remedial design are expected within the next 36 months. For this matter, we have not disclosed information about the amount accrued for site remediation because disclosure of such information would seriously prejudice our position in discussions with the Province.

Oil-for-Food Programme (OFFP)

On June 27, 2008, the Iraqi government filed a civil lawsuit in the U.S. against AWB, a subsidiary we acquired in 2010, and 92 other parties, in a lawsuit alleging that the defendants participated in an illegal conspiracy to divert funds from the United Nations OFFP escrow account. The lawsuit sought total damages in excess of $10-billion from the defendants, jointly and severally, as well as treble damages under the U.S. Racketeer Influenced and Corrupt Organizations.

The plaintiff applied for leave to appeal to the U.S. Supreme Court, which was denied in June 2015. The case was subsequently closed.

For the Idaho phosphate mining and processing sites and Manitoba mining properties matters described above, at the date of issuance of our 2015 Consolidated Financial Statements, we determined that we could not make a reliable estimate of the amount and timing of any financial effect in excess of the amounts accrued. Reasons for this determination include:

●	Complexity of the matters

●	Early phases of most proceedings

●	Lack of information on the nature and timing of future actions in the matters

●	Dependency on the completion and findings of investigations and assessments

●	Lack of specific information as to the nature, extent, timing and cost of future remediation

Until we have greater clarity as to our liability and the extent of our financial exposure, it is not practical to make a reliable estimate of the financial effect. As negotiations, discussions and assessments proceed, we may provide estimates. Events or factors that could alleviate our current inability to make reliable estimates for these matters include:

●	Further identification of allegations or demands

●	Completion of remediation phases

●	A ruling by a court or other regulatory body having jurisdiction

●	Initiation of substantive settlement negotiations

Additional detail of specific litigation matters described above at the date of issuance of this MD&A is set out in our 2015 AIF in the section “Item 5.1 – Business of Agrium – 5.1 (h) Environmental Protection Requirements” .

AGRIUM ANNUAL REPORT 2015	69

Environmental protection requirements

Agrium’s operations are subject to a variety of federal, provincial, state and local laws, regulations, licenses and permits, the purpose of which is to protect the environment. These environmental protection requirements may apply during design and construction, operation or modification, at the time of plant or mine closure, and beyond.

The environmental requirements for new projects typically focus on baseline site conditions; ensuring that the design and equipment selection meet operating requirements; the satisfaction of permitting, preconstruction studies, discharge and other operating requirements; and the use of appropriate safeguards during construction.

Licenses, permits and approvals at operating sites are obtained in accordance with applicable laws and regulations, which may limit or regulate operating conditions, rates and efficiency; land, water and raw material use and management; product storage, quality and transportation; waste storage and disposal; and emissions and other discharges. Additional legal requirements may apply in circumstances where site contamination predates the current applicable regulatory framework where remediation is ongoing or where there is otherwise evidence that historic remediation activities have not been successful in protecting the environment. These additional requirements may result in an environmental remediation liability that must be resolved.

CLIMATE CHANGE AND GREENHOUSE GAS EMISSIONS

Directly and indirectly, Agrium generates greenhouse gas (GHG) emissions through the production, distribution and use of its products. These emissions may be subject to climate change policy and regulations being developed in North America. However, these policies are developing in a unique way within the various state, provincial and federal jurisdictions.

The Government of Alberta has enacted the Specified Gas Emitters Regulation (SGER), which applies to three Agrium facilities in Alberta with CO2e emissions in excess of 100,000 tonnes per year. In the fall of 2015, the Alberta Government released its Climate Leadership Plan (the “Plan”). Although the specifics of the Plan have not yet been finalized, the Plan is predicated upon the intended early phase-out of coal-fired power plants coupled with an increased focus on renewable energy, and the intended replacement of the existing emissions intensity regime with product-based emissions performance standards. With the increased emission reduction stringency and compliance price in 2016 and 2017, the expected compliance cost is expected to rise to between $3-million and $10-million in 2017.

In the U.S., the Environmental Protection Agency issued GHG emissions regulations that establish a reporting program for emissions of CO2, methane and other GHGs, as well as a permitting program for large GHG emissions sources. While the U.S. Congress has considered various legislative initiatives to reduce or tax GHG emissions, to date it has not enacted any laws in that regard. However, if Congress undertakes comprehensive tax reform in the coming year, it is possible that such reform could include a carbon tax. Legal challenges to these regulations are pending.

Additional details on climate change and greenhouse gas emissions are included in our 2015 AIF in the section “Item 5.1 – Business of Agrium – 5.1 (h) Environmental Protection Requirements”.

70	AGRIUM ANNUAL REPORT 2015

Controls and procedures

DISCLOSURE CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by us in our annual filings, interim filings (as these terms are defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings) and other reports filed or submitted by us under provincial and territorial securities legislation is recorded, processed, summarized and reported within the required time periods. Our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), after evaluating the effectiveness of our disclosure controls and procedures as of the end of the period covered by the annual filings, being December 31, 2015, have concluded that, as of such date, our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by Agrium in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is (a) recorded, processed, summarized and reported within the time periods specified in the securities legislation, and (b) accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and, as indicated in the preceding paragraph, the CEO and CFO believe that our disclosure controls and procedures are effective at that reasonable assurance level, although the CEO and CFO do not expect that the disclosure controls and procedures will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS.

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this report based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013). There was no change in our internal control over financial reporting in 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Based on this evaluation, the CEO and CFO concluded that as of December 31, 2015, we did maintain effective internal control over financial reporting.

The effectiveness of internal control over financial reporting as of December 31, 2015, was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included in this 2015 Annual Report to Shareholders.

AGRIUM ANNUAL REPORT 2015	71

Critical accounting estimates

We prepare our financial statements in accordance with IFRS, which requires us to make judgments, assumptions and estimates in applying accounting policies. Critical estimates are those most subject to uncertainty and which have the most significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the following year.

In note 24 of the Notes to the Consolidated Financial Statements, we have described in detail the following accounting estimates, which are the most critical in helping readers understand and evaluate our reported financial results. In our Consolidated Financial Statements, we have also discussed assumptions underlying our estimates and factors that might impact our estimates.

These critical accounting estimates require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effects of matters that are inherently uncertain. We have set out below additional information on events, trends and uncertainties that could impact our estimates. As well, we have described the impact on our financial statements of a reasonably possible change in one assumption while holding all other assumptions constant.

Impairment testing

Sensitivity of the results of goodwill impairment testing to changes in assumptions is described in note 14 of the Notes to the Consolidated Financial Statements. If actual results are not consistent with our estimates or assumptions, we may be exposed to an impairment that could be material. If key assumptions and estimates about our operations change, including lower than assumed sales growth, higher costs or other negative factors, we could record a material impairment to goodwill.

Provisions

Because of the judgments made in determining the recognition and amount of our provisions, they can change significantly due to the inherent uncertainties in our estimates. Changes could have a material impact on our future earnings.

A change in the assumptions underlying our provisions for environmental remediation and asset retirement could significantly impact our financial position and results of operations. A 1 percent increase in the rate we use to discount our provisions at December 31, 2015, would decrease our consolidated net earnings by $11-million in 2015.

A 10 percent change in our provision for litigation at December 31, 2015, would have affected net earnings by $2-million in 2015.

As at January 1, 2015, we revised our estimate of the asset retirement obligation related to our nitrogen assets based on a review of the expected timing of decommissioning costs to be incurred. The revision reflects the cumulative knowledge obtained from operating and completing turnarounds on our nitrogen plants, lack of technological change in nitrogen producing equipment, and increased ability to economically procure natural gas. These revised assumptions are consistent with current industry views and assumptions used by our industry peers. The revision in estimate decreased our asset retirement obligation and our property, plant and equipment by $55-million. The reduction in depreciation and accretion expense for the year ended 2015 is $4-million. The expected reduction in depreciation and accretion expense is $4-million in each of the years 2016 through 2018.

Income taxes

Although we believe our assumptions and estimates are reasonable, our tax assets are realizable and our accruals for tax liabilities are adequate for all open tax years based on our interpretations of tax law and prior experience, actual results could differ. This may affect consolidated income tax expense and earnings in future years.

Our effective income tax rate in a given financial statement period could change materially to the extent that we prevail in matters for which we have recorded a liability or are required to pay amounts in excess of our recorded liability.

Inventory valuation

We continuously assess whether lower prices for our products require that we write down inventories. During 2015 and 2014, we did not record any material inventory write-downs.

A 1 percent reduction in our inventories at December 31, 2015, would have reduced consolidated net earnings by $24-million in 2015. Decreases in global prices of our commodities held in inventory have the greatest potential to cause us to write down inventories.

72	AGRIUM ANNUAL REPORT 2015

Accounting standards and policy changes

New or amended	Standard/ interpretation	Description	Agrium’s date and method of adoption	Impact
New	IFRS 15

Revenue from Contracts with Customers establishes a new model for revenue earned from a contract with a customer. The standard provides specific guidance on identifying separate performance obligations in the contract and allocating the transaction price to the separate performance obligations.

			Agrium expects to adopt for annual periods beginning on or after January 1, 2018.	We have established preliminary terms of reference as an initial step in evaluating the impact. We do not anticipate that the impact will be material.

New	IFRS 16

Leases applies a single model for all recognized leases, which would require recognition of lease-related assets and liabilities and the related interest and amortization expense in the financial statements.

			Agrium expects to adopt for annual periods beginning on or after January 1, 2019.	We expect that adoption will have a material impact on assets and liabilities. However, we are not able, at this time, to estimate the impact.

Amended	Various	• IAS 1 Disclosure Initiative	Amendments adopted January 1, 2015.	No material impact.
• IFRS 9 (2014) Financial Instruments
• IFRS 11 Accounting for Acquisitions of Interests in Joint Operations
• IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization
• Annual Improvements to IFRS (2012-2014)

We changed the method of depreciation from the straight-line basis to the units of production basis for our potash facility mining and milling assets beginning January 1, 2015, and our nitrogen and phosphate mining and plant assets beginning October 1, 2015. The change in method of depreciation reflects anticipated changes to our production schedule due to facility expansions, volatility in market conditions, and the frequency and duration of plant turnarounds. The current and expected reduction in depreciation expense is 2015 – $30-million and 2016 – $7-million.

Non-IFRS financial measures

Certain financial measures in our Annual Report are not prescribed by IFRS. We consider these financial measures discussed herein to provide useful information to both management and investors in measuring our financial performance and financial condition.

IFRS requires that we provide and include subtotals and other financial measures in our Consolidated Financial Statements. Such measures become IFRS measures by virtue of being included in the Consolidated Financial Statements. Other measures that are not specifically defined under IFRS and may not be comparable are non-IFRS measures. These non-IFRS measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

AGRIUM ANNUAL REPORT 2015	73

The following table outlines our non-IFRS financial measures, their definitions and why management uses each measure.

Non-IFRS financial measures	Definition	Why we use the measure and why it is useful to investors
Cash COPM	All fixed and variable costs are accumulated in COPM excluding depreciation and amortization expense and direct freight.	Enables investors to better understand the performance of our manufacturing operations compared to other crop nutrient producers

When COPM costs are divided by the production tonnes for the period, the result is actual COPM per tonne, which is compared to the standard COPM per tonne – a calculation of fixed and variable costs for a standard or typical period of production. The standard COPM per tonne is multiplied by the production tonnes for the period, and the resulting dollar amount is transferred to inventory. Any remaining costs are recorded directly to cost of product sold as production volume or cost efficiency variances.

Direct freight is a transportation cost to move the product from an Agrium location to the point of sale.

There is no directly comparable IFRS measure for cash cost of product manufactured.

Cash operating coverage ratio	Cash operating coverage ratio represents gross profit excluding depreciation and amortization less EBITDA, divided by gross profit excluding depreciation and amortization expense.

Assists management and investors in understanding the costs and underlying economics of our operations and in assessing our operating performance and our ability to generate free cash flow from our business units and overall as a company.

Comparable store sales

Change in current period Retail location sales compared to the prior period. We retain sales of closed locations in the comparable base if the closed location is in close proximity to an existing location, unless we plan to exit the market area or are unable to economically or logistically serve it. We do not adjust for temporary closures, expansions or renovations of stores.

Used by investors, analysts and management to evaluate performance of farm centers by measuring our ability to achieve sales increases from locations we have owned for more than 12 months.

Normalized comparable store sales	Comparable store sales normalized using published NPK benchmark prices, adjusting current year results to reflect nutrient pricing from the previous year.	Allows users of the comparable store sales metric to evaluate sales growth by adjusting for fluctuations in commodity prices.

EBITDA	Earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.

EBITDA is frequently used by investors and analysts for valuation purposes when multiplied by a factor to estimate the enterprise value of a company. EBITDA is also used in determining annual incentive compensation for certain management employees and in calculating certain of our debt covenants.

Adjusted EBITDA	EBITDA before finance costs, income taxes, depreciation and amortization of joint ventures.	Useful in evaluating our business performance by including our proportionate share of joint ventures in operating results.

EBITDA to sales	EBITDA divided by sales.	Measures earnings generated from each dollar of sales, which is useful to evaluate operating profitability on a basis comparable from period to period.

Free cash flow

Cash provided by operating activities excluding the impact of net changes in non-cash working capital less sustaining capital expenditures.

In 2015, we revised our definition of free cash flow to simplify the calculation and improve the effectiveness of the metric for management and other users. We have restated our 2014 comparative information.

Used to assess the quality of our earnings, as it measures our ability to generate cash from our businesses to repay debt, fund business acquisitions, repurchase our shares and pay dividends. Starting 2015, free cash flow is also a component in determining annual incentive compensation for certain management employees and in calculating the value of Performance Share Units awarded as part of management compensation.

74	AGRIUM ANNUAL REPORT 2015

Non-IFRS financial measures	Definition	Why we use the measure and why it is useful to investors

Free cash flow per share	Free cash flow divided by the diluted weighted average number of shares.	Measures our ability to generate cash from our operations on a per share basis.

Dividends paid as a percent of free cash flow	Dividends paid divided by free cash flow.	Provides an analysis of the dividends we pay against free cash flow generated.

Wholesale measures that include Agrium’s proportionate share of results of joint ventures: sales, cost of product sold, gross profit	Wholesale metrics (sales, cost of product sold and gross profit) including the related proportionate share of joint venture equity accounted results.	Useful in evaluating our Wholesale business performance by including our proportionate share of joint ventures in Wholesale operating results.

RECONCILIATIONS OF NON-IFRS FINANCIAL MEASURES

Adjusted EBITDA and EBITDA to EBIT
(millions of U.S. dollars)	Retail	Wholesale	Other	Consolidated
2015
Adjusted EBITDA	1,033	1,322	(221)	2,134
Equity accounted joint ventures:
Finance costs and income taxes	—	19	—	19
Depreciation and amortization	—	19	—	19
EBITDA	1,033	1,284	(221)	2,096
Depreciation and amortization	254	211	15	480
EBIT	779	1,073	(236)	1,616
2014
Adjusted EBITDA	1,119	821	(192)	1,748
Equity accounted joint ventures:
Finance costs and income taxes	—	24	—	24
Depreciation and amortization	—	14	—	14
EBITDA	1,119	783	(192)	1,710
Depreciation and amortization	305	230	15	550
EBIT	814	553	(207)	1,160

Retail comparable store sales and Retail normalized comparable store sales
(millions of U.S. dollars, except as noted)			2015	2014
Retail sales from the current period comparable store base			12,014	11,487
Prior year Retail sales			12,981	11,913
Comparable store sales (%)			(7)	(4)
Current year sales normalized for NPK benchmark prices			12,464	11,635
Normalized comparable store sales (%)			(4)	(2)

Retail cash operating coverage ratio
(millions of U.S. dollars, except as noted)			2015	2014
Gross profit			2,728	2,892
Depreciation and amortization in cost of product sold			6	6
Gross profit excluding depreciation and amortization			2,734	2,898
EBITDA			1,033	1,119
Operating expenses excluding depreciation and amortization			1,701	1,779
Cash operating coverage ratio (%)			62	61

AGRIUM ANNUAL REPORT 2015	75

RECONCILIATION OF OTHER FINANCIAL MEASURES

Return on operating capital employed and return on capital employed
	December 31, 2015		December 31, 2014
(millions of U.S. dollars, except as noted)	Retail North America	Retail	Retail North America	Retail

EBIT	686	779	723	814
Income taxes at a rate of 28 percent (2014 – 27 percent)	192	218	195	220
EBIT less income taxes	494	561	528	594

Average non-cash working capital	1,757	2,200	1,731	2,249
Average property, plant and equipment	948	1,037	901	1,010
Average investments in associates and joint ventures	47	82	39	83
Average other assets	3	11	5	13
Average operating capital employed	2,755	3,330	2,676	3,355
ROOCE (%)	18	17	20	18

Average operating capital employed	2,755	3,330	2,676	3,355
Average intangibles	604	646	644	710
Average goodwill	1,865	1,988	1,810	1,956
Average capital employed	5,224	5,964	5,130	6,021
ROCE (%)	9	9	10	10
2015 Fourth quarter management’s discussion and analysis CONSOLIDATED NET EARNINGS
Financial overview
	Three months ended December 31,
(millions of U.S. dollars, except per share amounts and where noted)	2015	2014	Change	% Change
Sales	2,407	2,705	(298)	(11)
Gross profit	900	732	168	23
Expenses	576	625	(49)	(8)
Earnings before finance costs and income taxes	324	107	217	203
Net earnings from continuing operations	200	70	130	186
Net loss from discontinued operations	—	(19)	19	(100)
Net earnings	200	51	149	292
Diluted earnings per share from continuing operations	1.45	0.46	0.99	215
Diluted loss per share from discontinued operations	—	(0.13)	0.13	(100)
Diluted earnings per share	1.45	0.33	1.12	339
Effective tax rate (%)	20	(4)	N/A	N/A

76	AGRIUM ANNUAL REPORT 2015

Sales and gross profit

	Three months ended December 31,
(millions of U.S. dollars)	2015	2014	Change
Sales
Retail	1,765	2,057	(292)
Wholesale	888	897	(9)
Other	(246)	(249)	3
	2,407	2,705	(298)
Gross profit
Retail	599	614	(15)
Wholesale	320	130	190
Other	(19)	(12)	(7)
	900	732	168

●	Improved utilization rates in our nitrogen and potash segments led to an increase in product available for sale and higher overall Wholesale sales volumes. Realized selling prices, on the other hand, decreased as a result of weaker market conditions. Reduced sales of product purchased for resale contributed to the decrease in sales as Agrium exited non-core, low return portions of this business.

●	Wholesale’s gross profit significantly increased due to manufacturing cost efficiencies associated with higher production volumes, reduced overall fixed costs and lower natural gas input costs for the fourth quarter compared to the same period last year.

●	Retail’s sales and gross profit decreased for the fourth quarter compared to the same period last year primarily due to unfavorable weather conditions and the closure of one of our livestock export businesses in Australia. A decrease in gross profit was partially offset by higher rebates received in the fourth quarter of 2015.

Expenses

●	General and administrative expenses decreased by $4-million (5 percent) for the fourth quarter compared to the same period last year as a result of reduced payroll and office expenses related to our ongoing Operational Excellence program.

●	Our share-based payments expense was lower by $10-million due primarily to a slight decrease in our share price in the fourth quarter of 2015 compared to a share price increase in the fourth quarter of 2014.

Other expenses breakdown
	Three months ended December 31,
(millions of U.S. dollars)	2015	2014
(Gain) loss on foreign exchange and related derivatives and commodity derivatives not designated as hedges	(5)	31
Interest income	(16)	(22)
Gain on sale of assets	(17)	—
Goodwill impairment	19	—
Environmental remediation and asset retirement obligations	1	3
Bad debt expense (recovery)	4	(11)
Potash profit and capital tax	3	1
Other	38	7
	27	9

AGRIUM ANNUAL REPORT 2015	77

In the fourth quarter of 2015, other expenses increased by $18-million due to the following:

●	Costs of $18-million were incurred in the implementation of our Operational Excellence initiatives in the current quarter relating primarily to severance and closure costs.

●	We recorded a goodwill impairment of $19-million for our Wholesale Europe operations.

●	We recognized a $17-million gain from the sale of our West Sacramento nitrogen upgrade facility.

●	We had losses of $15-million on natural gas derivatives in the fourth quarter of 2014, which we recorded directly to other expenses. 2015 did not have comparable results, as effective January 1, 2015, we began to designate all of our natural gas derivatives as qualifying hedges for accounting purposes. Related gains or losses are now recorded as part of cost of product sold when we sell the related product, while unrealized gains or losses are recorded in equity.

●	Bad debt recovery of $11-million was recorded in the fourth quarter of 2014.

Depreciation and amortization

	Three months ended December 31,
(millions of U.S. dollars)	2015				2014
	Cost of product sold	Selling	General and administrative	Total	Cost of product sold	Selling	General and administrative	Total
Retail	1	64	1	66	1	75	1	77
Wholesale
Nitrogen	18			18	21			21
Potash	28			28	15			15
Phosphate	14			14	14			14
Other (a)	4		1	5	5		3	8
	64	—	1	65	55	—	3	58
Other	—	—	4	4	—	—	3	3
Total	65	64	6	135	56	75	7	138

(a)	Includes product purchased for resale, ammonium sulfate, ESN and other products.

Effective tax rate

●	The effective tax rate on continuing operations of 20 percent for the fourth quarter was higher than the tax rate of (4) percent for the comparative quarter in 2014 due to the recognition of previously unrecognized tax assets in the fourth quarter of 2014. Excluding the recognition of the one-time previously unrecognized tax assets, the effective tax rate would have been 19 percent.

BUSINESS SEGMENT PERFORMANCE

Retail

	Three months ended December 31,
(millions of U.S. dollars, except where noted)	2015	2014	Change
Sales	1,765	2,057	(292)
Cost of product sold	1,166	1,443	(277)
Gross profit	599	614	(15)
EBITDA	199	181	18
Selling expense as a percentage of sales (%)	26	25	1

78	AGRIUM ANNUAL REPORT 2015

●	Retail sales and gross profit during the quarter were lower than the same period last year due to lower crop input prices and wet weather across the U.S. impacting the fall application season.

●	Total Retail selling expenses decreased by 10 percent compared to the prior year due to lower depreciation and amortization, the impact of currency valuations in our international businesses and cost reduction measures taken across the business in 2015.

●	Total EBITDA increased 10 percent over the fourth quarter of 2014 primarily due to lower selling expenses, strong margins for crop protection products and improved seed results. Regionally, all key geographies performed well. Canada and the U.S. both showed higher fourth quarter EBITDA figures. Australian EBITDA was down slightly compared to the prior year; however, EBIT in Australia increased compared to the same quarter in 2014 due to a reduction in depreciation and amortization. Our U.S. Retail business also reported an annual 2 percent increase in normalized comparable store sales versus a decrease of 2 percent in 2014.

	Three months ended December 31,
	Sales			Gross profit			Gross profit (%)
(millions of U.S. dollars, except where noted)	2015	2014	Change	2015	2014	Change	2015	2014
Crop nutrients	843	972	(129)	154	156	(2)	18	16
Crop protection products	541	552	(11)	268	260	8	50	47
Seed	75	91	(16)	54	50	4	72	55
Merchandise	156	211	(55)	27	30	(3)	17	14
Services and other	150	231	(81)	96	118	(22)	64	51

Crop nutrients

●	Total crop nutrient sales were 13 percent lower compared to the same period last year due to weaker global pricing and lower application volumes due to weather challenges. However, crop nutrient margins per tonne improved, which offset the lower volumes and resulted in only a 1 percent decline in gross profit.

●	Total crop nutrient volumes were 6 percent lower this quarter across our Retail operations compared to the same period last year. Volumes were lower in the U.S. due to excess rain in the fall application window, while in Canada and Australia, growers were conservative given the uncertainty over nutrient and agricultural markets.

●	Total crop nutrient margins increased slightly on a per tonne basis and gross profit as a percentage of sales rose from 16 percent in the fourth quarter of 2014 to 18 percent this quarter reflecting a focus on inventory management.

Crop protection products

●	Total crop protection sales were down 2 percent this quarter, as slightly higher sales in North America were offset by lower sales in our International operations. U.S. sales were driven by a strong herbicide application season, while Canadian growers purchased higher volumes ahead of the weakening Canadian dollar. In Australia, sales were lower due to the weakening of the Australian dollar against the U.S. dollar; in local currency, Australian sales were higher in the current quarter than in the same quarter last year.

●	Crop protection margins as a percentage of sales increased 3 percent, primarily due to year-end rebate reconciliation and a higher margin product mix in the current quarter.

●	Proprietary product sales as a percentage of total sales increased 2 percent compared to the same period in the prior year.

Seed

●	Seed sales were down 18 percent this quarter compared to the same period last year, primarily due to the significant reduction in planted wheat acres in the U.S. due to wet weather and lower wheat prices.

●	Despite lower sales, seed margins increased 8 percent compared to the prior year due to strong supplier rebates and seed sales mix.

Merchandise

●	Merchandise sales decreased compared to the same period last year as a result of lower fuel pricing and demand in Canada and lower animal health and fencing product sales in Australia due to dry conditions.

●	Gross profit as a percentage of sales increased 3 percent this quarter, primarily due to a reduction in the lower-margin Canadian fuel business compared to the prior year.

AGRIUM ANNUAL REPORT 2015	79

Services and other

●	Sales for services and other was down 35 percent this quarter, due mainly to the closure of one of our livestock export businesses in Australia. Application and other services were down in North America, due to the wet conditions in the U.S. during the fall application season.

Wholesale

	Three months ended December 31,
(millions of U.S. dollars, except where noted)	2015	2014	Change
Sales	888	897	(9)
Sales volumes (tonnes ’000)	2,292	1,999	293
Cost of product sold	568	767	(199)
Gross profit	320	130	190
Adjusted EBITDA	372	150	222
Expenses	33	46	(13)

●	Wholesale successfully completed its Canpotex proving run for the Vanscoy potash expansion at the end of the fourth quarter, resulting in our annual Canpotex allocation increasing to 10.3 percent in 2016 from 7.3 percent in 2015. Higher operating production rates at our nitrogen facilities also supported increased sales volumes this quarter. Total sales were slightly lower this quarter due to lower global nutrient prices and our decision to sell non-core, lower-return purchase for resale facilities in 2015 related to our asset portfolio review.

●	Adjusted EBITDA increased by $222-million this quarter, and more than doubled compared to the same quarter last year. The increase was primarily due to lower production costs per tonne and higher utilization rates from our potash and nitrogen operations.

Wholesale product information	Three months ended December 31,
	Nitrogen			Potash			Phosphate
	2015	2014	Change	2015	2014	Change	2015	2014	Change
Gross profit (millions of U.S. dollars)	186	113	73	63	(50)	113	37	37	—
Sales volumes (tonnes 000’s)	912	879	33	656	19	637	325	305	20
Selling price ($/tonne)	403	459	(56)	267	482	(215)	610	656	(46)
Cost of product sold ($/tonne)	199	331	(132)	171	2,992	(2,821)	495	534	(39)
Gross margin ($/tonne)	204	128	76	96	(2,510)	2,606	115	122	(7)

Nitrogen

●	Nitrogen gross profit increased by 65 percent over the same period last year as a result of higher sales volumes and significantly lower cost of production.

●	Sales volumes increased by 4 percent over the same period last year, driven by stronger urea and ammonia sales volumes. The increase was due to strong demand in our core markets and higher on-stream time at our production facilities, creating additional product availability compared to the same period last year. Sales volumes were partly impacted by a narrow window for ammonia application in the U.S. and lower nitrogen solution sales volumes due to the closure and subsequent sale of our West Sacramento upgrading facility in 2015.

●	Cost of product sold per tonne was 40 percent lower than the same period last year. Operational improvements and higher on-stream time compared to the same period last year decreased fixed costs per tonne, while lower natural gas costs reduced variable costs. The weaker Canadian dollar also reduced operating costs at our Canadian plants.

●	Nitrogen margins were $204 per tonne – a $76 per tonne increase over the same period last year despite a 12 percent reduction in average selling prices.

80	AGRIUM ANNUAL REPORT 2015

Natural gas prices: North American indices and North American Agrium prices	Three months ended December 31,
(U.S. dollars per MMBtu)	2015	2014
Overall gas cost excluding realized derivative impact	2.15	3.47
Realized derivative impact	0.31	0.15
Overall gas cost	2.46	3.62
Average NYMEX	2.28	3.94
Average AECO	2.00	3.17

As of January 1, 2015, we have designated all of our natural gas derivatives as accounting hedges1, with realized gains and losses now recorded to cost of product sold (which also includes transportation and administration costs).

Potash

●	Potash gross profit this quarter was $113-million higher than the same period last year. The significant increase was due to higher production volumes and lower costs this quarter after the completion of the Vanscoy expansion project as compared to the significant outage in the fourth quarter of 2014 in order to tie in the expansion, which resulted in a negative gross profit of $50-million.

●	Sales volumes were 637,000 tonnes higher compared to the same period in the prior year. Production volumes this quarter were 691,000 tonnes and the Canpotex proving run was completed successfully before the end of 2015. We expect Agrium’s new Canpotex allotment will be 10.3 percent of Canpotex’s total annual international shipments.

●	Realized selling prices were lower than the same period last year due to slow spot market demand in both domestic and international markets.

●	Cost of product sold was reduced as a result of cost efficiencies associated with the ramp-up of the Vanscoy expansion compared to the outage last year for the final tie in of the expansion project. The significant weakening of the Canadian dollar also reduced production costs reported in U.S. dollars. As a result, cash cost of product manufactured continued to improve and was $64 per tonne this quarter compared to $89 per tonne in the third quarter of 2015.

Phosphate

●	Sales volumes were slightly higher than last year, while reduced selling prices were largely offset by lower cost of production. As a result, phosphate margin per tonne was only 6 percent lower than the same quarter last year.

●	Phosphate gross profit was unchanged from the prior year.

Wholesale Other

Wholesale Other: gross profit breakdown	Three months ended December 31,
(millions of U.S. dollars)	2015	2014	Change
Ammonium sulfate	16	14	2
ESN	15	13	2
Product purchased for resale	1	3	(2)
Other	2	—	2
	34	30	4

●	Gross profit for Wholesale’s Other product category increased this quarter primarily due to higher ammonium sulfate sales volumes and higher ESN margins resulting from lower cost of product sold. This was partly offset by lower ESN realized selling prices.

Expenses

●	Expenses in the current quarter were $13-million lower than the same period last year as a result of lower selling and general and administrative expenses and a $17-million gain on sale of the West Sacramento upgrading facility. Partially offsetting this was a $19-million goodwill impairment in our European purchase for resale business resulting from our ongoing portfolio review in 2015.

1	In the prior year, unrealized and realized gains and losses on derivatives not designated as hedges were included in other expenses.

AGRIUM ANNUAL REPORT 2015	81

Other

EBITDA for our Other non-operating business unit for the fourth quarter of 2015 had a net expense of $92-million, compared to a net expense of $78-million for the fourth quarter of 2014. The variance was due to the following:

●	$7-million higher gross profit elimination expense as a result of higher inter-segment inventory held at the end of the fourth quarter of 2015.

●	Increase of $12-million in other expenses of our Other business unit primarily due to costs incurred in implementing our Operational Excellence initiatives including severance and closure costs.

●	$10-million lower share-based payments expenses due primarily to a slight decrease in our share price in the fourth quarter of 2015 compared to a share price increase in the same period last year.

RECONCILIATIONS OF FOURTH QUARTER NON-IFRS FINANCIAL MEASURES

Adjusted EBITDA and EBITDA to EBIT

	Three months ended December 31, 2015				Three months ended December 31, 2014
(millions of U.S. dollars)	Retail	Wholesale	Other	Consolidated	Retail	Wholesale	Other	Consolidated
Adjusted EBITDA	199	372	(92)	479	181	150	(78)	253
Equity accounted joint ventures:
Finance costs and income taxes	—	13	—	13	—	4	—	4
Depreciation and amortization	—	7	—	7	—	4	—	4
EBITDA	199	352	(92)	459	181	142	(78)	245
Depreciation and amortization	66	65	4	135	77	58	3	138
EBIT	133	287	(96)	324	104	84	(81)	107

Key assumptions and risks in respect of forward-looking statements

All of the forward-looking statements contained in this MD&A are qualified by the cautionary statements contained herein and by stated or inherent assumptions and apply only as of the date of this MD&A. Except as required by law, Agrium disclaims any intention or obligation to update or revise any forward-looking statements as a result of new information or future events.

The following table outlines significant forward-looking statements contained in this MD&A and provides the material assumptions used to develop such forward-looking statements and material risk factors that could cause actual results to differ materially from the forward-looking statements. Although Agrium believes the material assumptions outlined below are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements. Readers should not place undue reliance on these assumptions and such forward-looking statements.

82	AGRIUM ANNUAL REPORT 2015

Forward-looking statements	Material assumptions		Material risk factors
Continued growth in free cash flow and shareholder returns through dividends	•	Agrium is able to achieve its performance targets, complete proposed projects on time and on budget, and maintain its investment grade rating.	•	Agrium’s ability to generate free cash flows as planned.
	•	Agrium’s business conditions are within normal parameters with respect to prices, margins, product availability and supplier agreements for our major products.	•	Unexpected increase in input costs and inflation rate.
			•	Unexpected changes in prices, margins, product availability, foreign exchange or tax rates, or supplier agreements for our major products.
Expected results from our Operational Excellence initiatives, including further costs savings, continuous improvement on our utilization rates, and use of our Retail distribution network to enable increased production in Wholesale	•	Actual production levels are consistent with forecasts.	•	Inflation and currency rate fluctuations that could affect Wholesale’s costs.
			•	Unexpected outages and turnarounds at our facilities.
			•	Unexpected logistics issues that could affect distribution of Wholesale products using Retail’s network.
			•	Continued or further disruptions to natural gas supply at the Profertil and MOPCO nitrogen facilities.
Market outlook, including anticipated supply and demand for our three major crop nutrients, product and input price outlook, and other expected economic, legal and business conditions	•	Global demand for nitrogen, potash and phosphate will remain stable or increase in 2016.	•	Changes in global demand or supply for our three major crop nutrients.
	•	Crop input demand will increase in North America in 2016.	•	Changes in government policies, legislation and regulations that could impose restrictions in exportation.
	•	Normal weather will allow intended crop area to be planted within North America in 2016.	•	Volatility in global currency values.
			•	Changes in the global prices of key raw materials for the production of crop nutrients.
•

Changes in global crop production level, general economic, market, business and weather conditions, industry competition and various events that could disrupt operations and/or crop input market conditions.

Factors that will drive improvement in Retail’s key metrics and financial measures, including growth in our proprietary products	•	Retail business conditions are within normal parameters with respect to prices, margins, product availability and supplier agreements for our major products.	•	Retail’s ability to effectively implement planned business strategy.
	•	Agrium is able to identify suitable candidates for acquisitions and to negotiate acceptable terms.	•	Changes in general economic, market, business and weather conditions, industry competition and various events that could disrupt operations.
	•	Agrium is able to implement its standards, controls, procedures and policies at the acquired businesses to realize the expected synergies.	•	General operating risks associated with investment in foreign jurisdictions.
Expected percentage of Agrium’s share in Canpotex total sales and statements related to Agrium’s guarantee in Canpotex	•	Actual production capacities of Agrium and other Canpotex producers are as expected.	•	Agrium’s ability to meet the expected production capacities of its potash facilities.
			•	Unexpected outages or delays on its major turnarounds.
Completion of the Borger nitrogen facility expansion, including estimated completion date	•	Necessary permits, utilities and project approvals are secured on time.	•	Labor shortages and/or inefficiency causing schedule delays and/or cost increases.
	•	Resources are available to meet the project’s scheduled timeline.

AGRIUM ANNUAL REPORT 2015	83

Forward-looking statements	Material assumptions		Material risk factors
Expected increase in Wholesale’s nitrogen capacity and production coming from the Borger and MOPCO nitrogen expansion projects	•	Borger expansion project is completed on time and as planned.	•	Change in the demand for and viability of the product.
	•	Actual capacity and production levels are consistent with forecasts.	•	Unexpected outages and turnarounds at our facilities.
			•	Expected volumes are below target.
			•	Interruptions in the gas supply.
			•	Delays in the provisional acceptance of the additional trains.
Our ability to sustain projected potash production with existing reserves and resources, including mine life estimates, and expected reductions in cost of production as facility continues to ramp-up	•	Potash reserves are accessible and of sufficient quality to provide the required ore for long-term production.	•	Flooding and/or poor ground conditions limiting access to major sections of the ore body or resulting in poor ore quality.
	•	Actual production levels are consistent with forecasts.	•	Unexpected outages and turnarounds.
Agrium’s ability to meet its capital requirements, including the ability to expand existing sources of financing or to access other sources of financing and to meet debt repayments and future obligations in the foreseeable future	•	North American and global economic growth.	•	Inflation, currency and interest rate fluctuations and changes in tax rates that could affect Agrium’s ability to meet obligations.
	•	Access to capital markets.
	•	Agrium is able to maintain.
		• Adequate credit ratios. • Investment grade credit ratings.	•	Level and performance of future capital expenditures.
• Adequate cash generated from operations.
Expected level of capital expenditures, existing or planned acquisitions, expansion and growth of our business and operations including the development of new markets and products	•	Adequate cash is generated from operations and other sources of financing.	•	Integration risks that might cause anticipated synergies from our recent and future acquisitions to be less than expected.
	•	Agrium is able to utilize our available credit facilities or access capital markets for additional sources of financing.	•

Changes in development plans for our expansion, efficiency, debottleneck and other major projects, including the potential for capital construction costs to be higher than expected or construction progress to be delayed due to various factors.

			•	The level of sustaining and investing capital may vary significantly depending on corporate priorities as the year progresses and based on changes in the rate of inflation or engineering costs.
			•	Potential inability to access or utilize our credit facilities or access capital markets.
Statements relating to the supply of our phosphate rock	•	Commitments agreed with our suppliers.	•	Interruption in the supply of phosphate rock.
			•	Changes in the terms of agreements with our suppliers.
Expected compliance with environmental requirements and associated costs, as well as the installation and timing of emissions reduction technology and impact to Agrium	•	Tentative start-up of carbon capture technology in the first quarter of 2017.	•	Carbon capture and storage funding not received from Alberta government.
			•	Upgrader projects (specifically the Northwest Upgrader) cancelled or delayed.
			•	Issues with engineering/procurement or construction of the facility or pipeline.
Anticipated environmental remediation liabilities and asset retirement obligations	•	Timing and amount of expenditures.	•	Changes in government policies, legislation and regulations that could increase estimated costs.
	•	Estimated discount and inflation rates.	•	Inflation, currency and interest rate fluctuations.

84	AGRIUM ANNUAL REPORT 2015

FINANCIAL STATEMENTS AND NOTES

February 24, 2016

AGRIUM ANNUAL REPORT 2015	85

Financial Reporting Responsibilities

Party	Responsibility for financial reporting
Board of Directors	Reviews and approves the annual consolidated financial statements and notes and related Management’s Discussion and Analysis contained in this Annual Report. The Board appoints the Audit Committee to carry out this responsibility on its behalf.

Audit Committee

Oversees Agrium’s accounting and financial reporting processes and audits of its financial statements.

Recommends approval of the annual consolidated financial statements to the Board.

Considers, for review by the Board and approval by the shareholders, appointment of the independent auditors; reviews and approves the terms of the auditors’ engagement as well as the fee, scope and timing of their services; evaluates the auditors’ performance.

Management	Prepares (a) financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and (b) the information in the accompanying Management’s Discussion and Analysis, and ensures that it is consistent with the consolidated financial statements.

As disclosed in note 24 to the annual financial statements:

● Makes reasonable estimates and judgments as an essential part of the preparation of financial statements; and

● Considers alternative accounting methods and chooses those it considers most appropriate in the circumstances.

Establishes and maintains adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended.

Independent Auditors	On behalf of the shareholders, KPMG LLP, an independent registered public accounting firm, as stated in their reports, which are included in this 2015 Annual Report:

● Audits the annual consolidated financial statements as at and for the years ended December 31, 2015 and 2014, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States); and

● Audits the effectiveness of internal control over financial reporting as of December 31, 2015 in accordance with the standards of the Public Company Accounting Oversight Board (United States) based on the criteria described below.

The Audit Committee is comprised entirely of independent directors. The auditors have full and unrestricted access to the Audit Committee and may meet with or without the presence of management.

Management’s Report on Internal Control over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Under our supervision and with the participation of management, we conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this report, based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013). Based on this evaluation, management concluded that as of December 31, 2015, Agrium Inc. did maintain effective internal control over financial reporting.

Chuck Magro	Steve Douglas
President & Chief Executive Officer	Senior Vice President & Chief Financial Officer
February 24, 2016

86	AGRIUM ANNUAL REPORT 2015

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF AGRIUM INC.

We have audited Agrium Inc.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Agrium Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Agrium Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Agrium Inc. as at December 31, 2015, and December 31, 2014, and the related consolidated statements of operations, comprehensive income, cash flows and shareholders’ equity for the years then ended, and our report dated February 24, 2016, expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Chartered Accountants

February 24, 2016

Calgary, Canada

AGRIUM ANNUAL REPORT 2015	87

Independent Auditors’ Report of Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF AGRIUM INC.

We have audited the accompanying consolidated financial statements of Agrium Inc., which comprise the consolidated balance sheets as at December 31, 2015 and December 31, 2014, the consolidated statements of operations, comprehensive income, cash flows and shareholders’ equity for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Agrium Inc. as at December 31, 2015 and December 31, 2014, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Agrium Inc.’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 24, 2016, expressed an unmodified (unqualified) opinion on the effectiveness of Agrium Inc.’s internal control over financial reporting.

Chartered Accountants

February 24, 2016

Calgary, Canada

88	AGRIUM ANNUAL REPORT 2015

Consolidated Statements of Operations

Years ended December 31,
(millions of U.S. dollars, unless otherwise stated)	Notes	2015	2014
Sales		14,795	16,042
Cost of product sold	5	10,907	12,490
Gross profit		3,888	3,552
Expenses
Selling	5	1,921	2,048
General and administrative	5	268	299
Share-based payments	5, 9	51	50
Loss (earnings) from associates and joint ventures	15	4	(23)
Other expenses	5	28	18
Earnings before finance costs and income taxes		1,616	1,160
Finance costs related to long-term debt	6	181	62
Other finance costs	6	71	70
Earnings before income taxes		1,364	1,028
Income taxes	7	376	230
Net earnings from continuing operations		988	798
Net loss from discontinued operations		—	(78)
Net earnings		988	720
Attributable to
Equity holders of Agrium		988	714
Non-controlling interest		—	6
Net earnings		988	720

Earnings per share attributable to equity holders of Agrium
Basic and diluted earnings per share from continuing operations		6.98	5.51
Basic and diluted loss per share from discontinued operations		—	(0.54)
Basic and diluted earnings per share		6.98	4.97
Weighted average number of shares outstanding for basic and diluted earnings per share (millions of common shares)		142	144

See accompanying notes.

Basis of preparation and statement of compliance

We prepared these financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Board of Directors of Agrium (“the Board”) approved these consolidated financial statements for issuance on February 24, 2016.

The presentation currency of these financial statements is U.S. dollars. We prepared the financial statements using the historical cost basis, with the exception of items that IFRS requires us to measure at fair value. Our significant accounting policies, judgments, assumptions and estimates are described in note 24.

AGRIUM ANNUAL REPORT 2015	89

Consolidated Statements of Comprehensive Income

Years ended December 31,
(millions of U.S. dollars)	Notes	2015	2014
Net earnings		988	720
Other comprehensive loss
Items that are or may be reclassified to earnings
Cash flow hedges	4
Effective portion of changes in fair value		(45)	(36)
Deferred income taxes		12	9
Share of comprehensive loss of associates and joint ventures	15	(6)	(4)
Foreign currency translation
Losses		(617)	(341)
Reclassifications to earnings		8	—
		(648)	(372)
Items that will never be reclassified to earnings
Post-employment benefits	8
Actuarial gains (losses)		14	(31)
Deferred income taxes		(4)	9
		10	(22)
Other comprehensive loss		(638)	(394)
Comprehensive income		350	326
Attributable to
Equity holders of Agrium		350	320
Non-controlling interest		—	6
Comprehensive income		350	326

See accompanying notes.

90	AGRIUM ANNUAL REPORT 2015

Consolidated Balance Sheets

	Notes	December 31,
(millions of U.S. dollars)		2015	2014
Assets
Current assets
Cash and cash equivalents	10	515	848
Accounts receivable	11	2,053	2,075
Income taxes receivable		4	138
Inventories	12	3,314	3,505
Prepaid expenses and deposits		688	710
Other current assets	16	144	122
		6,718	7,398
Property, plant and equipment	13	6,333	6,272
Intangibles	14	632	695
Goodwill	14	1,980	2,014
Investments in associates and joint ventures	15	607	576
Other assets	16	54	78
Deferred income tax assets	7	53	75
		16,377	17,108
Liabilities and shareholders’ equity
Current liabilities
Short-term debt	17	835	1,527
Accounts payable	18	3,919	4,197
Income taxes payable		82	5
Current portion of long-term debt	17	8	11
Current portion of other provisions	19	85	113
		4,929	5,853
Long-term debt	17	4,513	3,559
Post-employment benefits	8	124	151
Other provisions	19	336	367
Other liabilities	20	85	69
Deferred income tax liabilities	7	383	422
		10,370	10,421
Shareholders’ equity
Share capital		1,757	1,821
Retained earnings		5,533	5,502
Accumulated other comprehensive loss		(1,287)	(643)
Equity holders of Agrium		6,003	6,680
Non-controlling interest		4	7
Total equity		6,007	6,687
		16,377	17,108

See accompanying notes.

AGRIUM ANNUAL REPORT 2015	91

Consolidated Statements of Cash Flows

Years ended December 31,
(millions of U.S. dollars)	Notes	2015	2014
Operating
Net earnings from continuing operations		988	798
Adjustments for
Depreciation and amortization		480	550
Loss (earnings) from associates and joint ventures		4	(23)
Share-based payments		51	50
Unrealized gain on derivative financial instruments		(21)	(32)
Unrealized foreign exchange (gain) loss		(35)	56
Interest income		(68)	(83)
Finance costs		252	132
Income taxes		376	230
Other		(20)	20
Interest received		70	85
Interest paid		(212)	(105)
Income taxes paid		(111)	(320)
Dividends from associates and joint ventures		2	49
Net changes in non-cash working capital	10	(93)	(95)
Cash provided by operating activities		1,663	1,312
Investing
Business acquisitions, net of cash acquired	21	(127)	(179)
Proceeds from sale of discontinued operations		—	94
Capital expenditures		(1,188)	(2,021)
Capitalized borrowing costs		(45)	(111)
Purchase of investments		(128)	(116)
Proceeds from sale of investments		83	123
Proceeds from sale of property, plant and equipment		104	—
Other		(4)	(20)
Net changes in non-cash working capital		(198)	162
Cash used in investing activities		(1,503)	(2,068)
Financing
Short-term debt		(514)	845
Long-term debt issued		1,000	512
Transaction costs on long-term debt		(14)	(8)
Repayment of long-term debt		(19)	(64)
Dividends paid		(468)	(430)
Shares issued		1	1
Shares repurchased		(559)	—
Cash (used in) provided by financing activities		(573)	856
Effect of exchange rate changes on cash and cash equivalents		80	(35)
(Decrease) increase in cash and cash equivalents from continuing operations		(333)	65
Cash and cash equivalents used in discontinued operations		—	(18)
Cash and cash equivalents – beginning of year		848	801
Cash and cash equivalents – end of year	10	515	848

See accompanying notes.

92	AGRIUM ANNUAL REPORT 2015

Consolidated Statements of Shareholders’ Equity

				Other comprehensive income (loss)
(millions of U.S. dollars, except share data)	Millions of common shares	Share capital	Retained earnings	Cash flow hedges	Comprehensive loss of associates and joint ventures	Available for sale financial instruments	Foreign currency translation	Total	Equity holders of Agrium	Non- controlling interest	Total equity
December 31, 2013	144	1,820	5,253	—	(7)	(8)	(264)	(279)	6,794	2	6,796
Net earnings	—	—	714	—	—	—	—	—	714	6	720
Other comprehensive income (loss), net of tax
Post-employment benefits	—	—	(22)	—	—	—	—	—	(22)	—	(22)
Other	—	—	—	(27)	(4)	—	(341)	(372)	(372)	—	(372)
Comprehensive income (loss), net of tax	—	—	692	(27)	(4)	—	(341)	(372)	320	6	326
Dividends ($3.03 per share)	—	—	(435)	—	—	—	—	—	(435)	—	(435)
Non-controlling interest transactions	—	—	—	—	—	—	—	—	—	(1)	(1)
Share-based payment transactions	—	1	—	—	—	—	—	—	1	—	1
Impact of adopting IFRS 9 at January 1, 2014	—	—	(8)	—	—	8	—	8	—	—	—
December 31, 2014	144	1,821	5,502	(27)	(11)	—	(605)	(643)	6,680	7	6,687
Net earnings	—	—	988	—	—	—	—	—	988	—	988
Other comprehensive income (loss), net of tax
Post-employment benefits	—	—	10	—	—	—	—	—	10	—	10
Other	—	—	—	(33)	(6)	—	(609)	(648)	(648)	—	(648)
Comprehensive income (loss), net of tax	—	—	998	(33)	(6)	—	(609)	(648)	350	—	350
Dividends ($3.41 per share)	—	—	(478)	—	—	—	—	—	(478)	—	(478)
Non-controlling interest transactions	—	—	—	—	—	—	—	—	—	(3)	(3)
Shares repurchased	(6)	(70)	(489)	—	—	—	—	—	(559)	—	(559)
Share-based payment transactions	—	6	—	—	—	—	—	—	6	—	6
Reclassification of cash flow hedges, net of tax	—	—	—	4	—	—	—	4	4	—	4
December 31, 2015	138	1,757	5,533	(56)	(17)	—	(1,214)	(1,287)	6,003	4	6,007

See accompanying notes.

AGRIUM ANNUAL REPORT 2015	93

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

1.	CORPORATE MANAGEMENT

Agrium Inc. (“Agrium”) is incorporated under the laws of Canada with common shares listed under the symbol “AGU” on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX). Our Corporate head office is located at 13131 Lake Fraser Drive S.E., Calgary, Canada. We conduct our operations globally from our Wholesale head office in Calgary and our Retail head office in Loveland, Colorado, United States. In these financial statements, “we”, “us”, “our” and “Agrium” mean Agrium Inc., its subsidiaries and joint arrangements.

Our Executive Leadership Team (ELT) comprises the following officers at the date of release of these financial statements:

●	Charles (Chuck) V. Magro – President & Chief Executive Officer

●	Steve J. Douglas – Senior Vice President & Chief Financial Officer

●	Henry (Harry) Deans – Senior Vice President and President, Wholesale Business Unit

●	Stephen G. Dyer – Senior Vice President and President, Retail Business Unit

●	Susan C. Jones – Senior Vice President & Chief Legal Officer

●	Leslie A. O’Donoghue – Executive Vice President, Corporate Development & Strategy & Chief Risk Officer

●	Michael R. Webb – Senior Vice President, Human Resources

ELT and Board of Directors compensation included in these financial statements:

Related party transactions
	2015	2014
Short-term benefits	11	17
Post-employment benefits	2	2
Share-based payments	20	15

The ELT is responsible for strategic decision making, resource allocation, and assessing financial performance and is identified as our Chief Operating Decision Maker (CODM) for the purposes of reporting segment operations under IFRS. The CODM reviews the results of our operations and our financial position on consolidated and operating segment levels. Our operating segments are defined by the organization and reporting structure through which we operate our business. We categorized our operating segments within the Retail and Wholesale business units as follows:

●	Retail: Distributes crop nutrients, crop protection products, seed, merchandise and services directly to growers through a network of farm centers in two geographical segments:

–	North America: including the United States and Canada

–	International: including Australia and South America

●	Wholesale: Produces, markets and distributes crop nutrients and industrial products through the following businesses:

–	Nitrogen: Manufacturing in Alberta, Texas and Argentina

–	Potash: Mining and processing in Saskatchewan

–	Phosphate: Mining and production facilities in Alberta and Idaho

–	Wholesale Other: Purchasing and reselling crop nutrient products from other suppliers to customers in the Americas and Europe, and producing blended crop nutrients and Environmentally Smart Nitrogen polymer-coated nitrogen crop nutrients.

94	AGRIUM ANNUAL REPORT 2015

Principal subsidiaries, associates and joint ventures
	Relationship/ Ownership	Location	Principal activity	Method of accounting
Agrium, a general partnership	Subsidiary, 100%	Canada	Manufacturer and distributor of crop nutrients	Consolidation

Agrium Europe S.A.	Subsidiary, 100%	Belgium	Distributor of crop nutrients	Consolidation

Agrium U.S. Inc.	Subsidiary, 100%	United States	Manufacturer and distributor of crop nutrients	Consolidation

Agroservicios Pampeanos S.A.	Subsidiary, 100%	Argentina	Crop input retailer	Consolidation

Crop Production Services, Inc.	Subsidiary, 100%	United States	Crop input retailer	Consolidation

Crop Production Services (Canada) Inc.	Subsidiary, 100%	Canada	Crop input retailer	Consolidation

Landmark Operations Ltd.	Subsidiary, 100%	Australia	Crop input retailer	Consolidation

Loveland Products Inc.	Subsidiary, 100%	United States	Crop input developer and retailer	Consolidation

Misr Fertilizers Production Company S.A.E.	Associate, 26%	Egypt	Manufacturer and distributor of crop nutrients	Equity method

Profertil S.A.	Joint venture, 50%	Argentina	Manufacturer and distributor of crop nutrients	Equity method

AGRIUM ANNUAL REPORT 2015	95

2.	OPERATING SEGMENTS

Segment information
	2015
	North America	International	Retail	Nitrogen	Potash	Phosphate	Wholesale Other	Wholesale	Other (a)	Total
Sales – external	10,093	2,075	12,168	1,129	364	471	663	2,627	—	14,795
– inter-segment	31	—	31	401	151	270	153	975	(1,006)	—
Total sales	10,124	2,075	12,199	1,530	515	741	816	3,602	(1,006)	14,795

Earnings (loss) before finance costs and income taxes	686	93	779	699	143	116	115	1,073	(236)	1,616
Depreciation and amortization	229	25	254	72	71	51	17	211	15	480
EBITDA (b)	915	118	1,033	771	214	167	132	1,284	(221)	2,096
Share of joint ventures
Finance costs and income taxes	—	—	—	19	—	—	—	19	—	19
Depreciation and amortization	—	—	—	19	—	—	—	19	—	19
Adjusted EBITDA	915	118	1,033	809	214	167	132	1,322	(221)	2,134

Total assets	7,797	1,167	8,964	1,556	3,614	745	782	6,697	716	16,377
Additions to non-current assets (c)	272	22	294	525	436	88	27	1,076	16	1,386

Segment information
	2014
	North America	International	Retail	Nitrogen	Potash	Phosphate	Wholesale Other	Wholesale	Other (a)	Total
Sales – external	10,449	2,518	12,967	1,124	274	456	1,221	3,075	—	16,042
– inter-segment	14	—	14	358	117	245	178	898	(912)	—
Total sales	10,463	2,518	12,981	1,482	391	701	1,399	3,973	(912)	16,042

Earnings (loss) before finance costs and income taxes	723	91	814	367	28	45	113	553	(207)	1,160
Depreciation and amortization	257	48	305	86	65	52	27	230	15	550
EBITDA (b)	980	139	1,119	453	93	97	140	783	(192)	1,710
Share of joint ventures
Finance costs and income taxes	—	—	—	24	—	—	—	24	—	24
Depreciation and amortization	—	—	—	14	—	—	—	14	—	14
Adjusted EBITDA	980	139	1,119	491	93	97	140	821	(192)	1,748

Total assets	7,915	1,197	9,112	1,416	3,666	734	1,065	6,881	1,115	17,108
Additions to non-current assets (c)	399	32	431	506	1,356	26	19	1,907	5	2,343

(a)	Non-cash share-based payments expense of $51-million (2014 – $50-million) is recorded in our Other segment.
(b)	EBITDA is earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.
(c)	Includes property, plant and equipment, intangibles and goodwill.

96	AGRIUM ANNUAL REPORT 2015

Retail sales by product line
	2015	2014
Crop nutrients	4,944	5,222
Crop protection products	4,543	4,613
Seed	1,425	1,481
Merchandise	638	871
Services and other	649	794
	12,199	12,981

Key data by geographic region
	2015		2014
	Sales (a)	Non-current assets (b)	Sales (a)	Non-current assets (b)
Canada	2,774	4,294	3,227	4,689
United States	9,706	4,461	9,702	4,017
Europe	231	7	584	34
South America	331	276	406	278
Australia	1,752	246	1,910	281
Egypt	—	283	—	264
Other	1	2	213	3
	14,795	9,569	16,042	9,566

(a)	Sales by location of customers.
(b)	Excludes financial instruments and deferred tax assets.

Our CODM measures performance and allocates resources based on information that it believes is most relevant in evaluating the results of operating segments relative to other entities that operate in similar industries. The main operating measure used by the CODM is Adjusted EBITDA. On a regular basis, the CODM also reviews Retail sales by product line. The CODM does not review Retail net earnings information by product line, reflecting how Retail aggregates expenses and net earnings in its accounting records and financial reports. The CODM also does not regularly review (a) financial information aggregated on any other product line or geographic basis or (b) segment finance costs, income taxes or balance sheet information. We have not aggregated any operating segments in determining our reportable segments.

We continually monitor changes in facts and circumstances that could cause a change in the composition of our operating segments, as determined by the information regularly reviewed by the CODM. In 2015, the CODM modified the regular reports it reviews, reflecting our exit of a significant portion of our Wholesale product purchased for resale business. We have modified our segment reporting to reflect this change.

The accounting policies of segments are the same as the accounting policies described in note 24. We record sales between operating segments at prices equivalent to those charged to third parties. We eliminate such sales on consolidation. We report a non-operating segment, “Other”, for inter-segment eliminations and corporate functions.

AGRIUM ANNUAL REPORT 2015	97

3.	CAPITAL MANAGEMENT

Information monitored on a regular basis to manage capital (a)
	2015 Target	December 31,
		2015	2014
Net-debt to EBITDA		2.3	2.5
Debt covenant ratios (b)
Interest coverage (c)	≥ 2.5	8	13
Debt-to-capital (d)	≤ 0.65	0.46	0.40
Retail measures (%)
Average non-cash working capital to sales	18	18	17
Return on operating capital employed (e)	22	17	18
Return on capital employed (f)	13	9	10
Components of ratios
EBITDA		2,096	1,710
Calculation of components of ratios
1) Net debt
Short-term debt		835	1,527
Long-term debt, including current portion		4,521	3,570
Cash and cash equivalents		(515)	(848)
Net debt		4,841	4,249
2) Adjusted total debt
Guarantees and letters of credit (specified in credit facility agreements)		222	196
Adjusted total debt		5,063	4,445

(a)	Includes measures identified as non-IFRS in our 2015 Management’s Discussion and Analysis, which includes reconciliations to the most directly comparable IFRS measures.
(b)	Our revolving credit facilities require that we maintain these ratios, as well as other non-financial covenants. We were in compliance with all covenants at December 31, 2015.
(c)	EBITDA divided by finance costs, which includes finance costs related to long-term debt plus other finance costs.
(d)	Adjusted total debt divided by the sum of adjusted total debt and total equity.
(e)	Last 12 months’ earnings from continuing operations before finance costs and income taxes (EBIT) less income taxes at a tax rate of 28 percent (2014 – 27 percent) divided by rolling four quarter average operating capital employed. Operating capital employed includes non-cash working capital, property, plant and equipment, investments in associates and joint ventures, and other assets.
(f)	Last 12 months’ EBIT less income taxes at a tax rate of 28 percent (2014 – 27 percent) divided by rolling four quarter average capital employed. Capital employed includes operating capital employed, intangibles and goodwill.

Policies and objectives in managing capital

We consider capital to be adjusted total debt plus total equity. Our objectives for managing capital are to (a) maintain a strong balance sheet and flexible capital structure to optimize the cost of capital at an acceptable level of risk, (b) support an investment grade credit rating profile, (c) improve the overall efficiency of our assets and deliver on our growth opportunities to grow our earnings, and (d) maximize total shareholder return.

To maintain or adjust our capital structure, we may adjust the amount of dividends paid to shareholders, issue new shares, buy back shares, issue or redeem debt, or adjust anticipated future capital expenditures and resources available for other growth opportunities. Our authorized share capital consists of unlimited common shares without par value and unlimited preferred shares. During 2015, we purchased for cancellation 5,574,331 of our own shares at an average share price of $100.25 for total consideration of $559-million.

We maintain a base shelf prospectus, which permits issuance to May 2016 in Canada and the United States, of common shares, debt and other securities up to $2.5-billion, less $1.5-billion of securities already issued under the prospectus. Issuance of further securities under the base shelf prospectus requires filing a prospectus supplement and is subject to the availability of funding in capital markets.

98	AGRIUM ANNUAL REPORT 2015

4.	RISK MANAGEMENT

a) Financial risk management objectives and policies

In the normal course of business, our balance sheet, results of operations and cash flows are exposed to various risks. Annually, the Board approves a strategic plan that takes into account the opportunities and major risks of our business and mitigating factors to reduce these risks. The Board sets upper limits on the time periods and transactional and balance sheet exposures management can manage. Our Corporate Financial Risk Committee reviews risk management policies and procedures annually and monitors compliance with these limits and associated exposure management activity. We manage risk in accordance with our Global Exposure Management Policy, whose objective is to reduce volatility in cash flows and net earnings. We hold all derivative financial instruments for risk management purposes only.

Risks we manage are described under Risk Management Policies in section (j).

b) Market risk – currency risk

Foreign exchange derivative financial instruments outstanding
	December 31,
	2015				2014
Sell/Buy (notional amounts in millions of U.S. dollars)	Notional	Maturities	Average contract price (a)	Fair value of assets (liabilities)	Notional	Maturities	Average contract price (a)	Fair value of assets (liabilities)
Not designated as hedges
Forwards
USD/CAD	190	2016	1.38	(1)	—	—	—	—
CAD/USD	1,805	2016	1.35	45	1,675	2015	1.14	31
USD/AUD	19	2016	1.37	—	33	2015	1.13	(3)
Swaps
USD/AUD	54	2016	1.43	2	26	2015	1.12	(1)
AUD/USD	138	2016	1.43	(3)	21	2015	1.13	2
Options
USD/AUD	59	2016	1.38	(1)	—	—	—	—
				42				29

(a)	Foreign currency per U.S. dollar.

We determine the functional currency of our subsidiaries in reference to the primary economic environment in which each entity operates. We are exposed to currency risk from financial instruments denominated in currencies other than the functional currency of an operation. The majority of this currency risk arises from exposure to the Canadian dollar. We manage this exposure by entering into foreign currency derivative contracts. Although the derivatives have not been designated in hedging relationships, our risk management strategy is to offset substantially all of the earnings impact from the translation of the underlying financial instruments that could occur from a reasonably possible strengthening or weakening of the U.S. dollar.

c) Market risk – commodity price risk

Commodity price risk management and cash flow hedges

Natural gas is a significant component of our cost of product sold for nitrogen-based fertilizers. We use physical contracts and financial derivative contracts to manage the risk of market fluctuations in natural gas prices and to reduce the variability of cash flows from our planned purchases of natural gas used in our fertilizer production facilities. Our Board of Directors has established limits on risk management activities, including the following:

Use of derivatives to hedge exposure to natural gas market price risk
Term (gas year – 12 months ending October 31)	2016	2017	2018	2019
Maximum allowable (% of forecast gas requirements)	75	75	75	25	(a)
Forecast average monthly natural gas consumption (millions of MMBtu)	9	9	9	9
Gas requirements hedged using derivatives designated as hedges (%)	25	25	21	—

(a)	Maximum monthly hedged volume may not exceed 90 percent of planned monthly requirements.

AGRIUM ANNUAL REPORT 2015	99

In 2015, we began to designate all of our natural gas derivatives as qualifying hedges for accounting purposes. During 2014, we designated only certain longer-term derivatives as hedges. The contracts settle in the months hedged using AECO futures price indexes, which we use to determine fair value. The contracts are denominated in Canadian dollars for purchases of gas in Canadian dollars. At the inception of each designated derivative contract, we prepare formal designation and documentation of the hedging relationship and our risk management objective and strategy for undertaking the hedge. We record the effective portion of changes in fair value to other comprehensive income. We record any ineffective portion to earnings.

The underlying risk of the derivative contracts is identical to the hedged risk, and accordingly we have established a ratio of 1:1 for all natural gas hedges. Due to a strong correlation between AECO future contract prices and our delivered cost, we did not experience any ineffectiveness on our hedges, and accordingly we have recorded the full change in the fair value of the natural gas derivative contracts designated as hedges to other comprehensive income.

Potential sources of ineffectiveness may come from changes in timing of forecast transactions, changes in volume delivered or changes in credit risk of Agrium or the counterparty.

Natural gas derivative financial instruments outstanding
	December 31,
	2015				2014
(notional amounts in millions of MMBtu)	Notional	Maturities	Average contract price (a)	Fair value of assets (liabilities)	Notional	Maturities	Average contract price (a)	Fair value of assets (liabilities)
Designated as hedges
AECO swaps	74	2016-2018	2.78	(56)	69	2015-2018	3.32	(25)
				(56)				(25)
Not designated as hedges
NYMEX swaps	—	—	—	—	1	2015	3.83	(1)
AECO swaps	—	—	—	—	10	2015	3.40	(10)
				—				(11)
				(56)				(36)

(a)	U.S. dollars per MMBtu.

Maturities of natural gas derivative contracts
	Fair value
	2016	2017	2018
Designated as hedges	(23)	(18)	(15)

Natural gas derivative financial instruments outstanding
	December 31,
	2015			2014
	Gross amount	Netting	Carrying amount	Gross amount	Netting	Carrying amount
Designated as hedges
Accounts receivable	48	(48)	—	12	(12)	—
Other assets	101	(101)	—	193	(193)	—
Accounts payable	(71)	48	(23)	(15)	12	(3)
Other liabilities	(134)	101	(33)	(215)	193	(22)
	(56)	—	(56)	(25)	—	(25)
Not designated as hedges
Accounts receivable	—	—	—	27	(27)	—
Accounts payable	—	—	—	(38)	27	(11)
	—	—	—	(11)	—	(11)
	(56)	—	(56)	(36)	—	(36)

100	AGRIUM ANNUAL REPORT 2015

Impact of change in fair value of natural gas derivative financial instruments
	December 31,
	2015	2014
A $ 10-million impact to net earnings requires movement in gas prices per MMBtu	—	1.23
A $ 10-million impact to other comprehensive income requires movement in gas prices per MMBtu	0.28	0.19

d) Market risk – interest rate risk

Impact of change in short-term debt (basis points)
December 31,
2015
A $ 10-million decrease in net earnings requires an increase in interest rates	165

Sensitivity – impact of change in fair value of debentures
December 31,
2015
Interest rate increase of 1%	(387)
Interest rate decrease of 1%	453

The weighted average effective interest rate on long-term debt at December 31, 2015, was 5 percent (December 31, 2014 – 5 percent).

e) Credit risk

Maximum exposure to credit risk
	December 31,
	2015	2014
Cash and cash equivalents	515	848
Accounts receivable	2,053	2,075
Other current assets	142	94
Other non-current assets	37	69
	2,747	3,086

Trade accounts receivable – aging
	December 31,
	2015		2014
	Gross	Allowance for doubtful accounts	Gross	Allowance for doubtful accounts
Not past due	1,431	(10)	1,443	(9)
30 days or less	192	(4)	171	(6)
31 – 60 days	46	(3)	46	(4)
61 – 90 days	23	(3)	20	(3)
Greater than 90 days	167	(61)	169	(57)
	1,859	(81)	1,849	(79)

AGRIUM ANNUAL REPORT 2015	101

Trade accounts receivable – risk concentration

Trade accounts receivable have significant concentrations of credit risk in the agriculture sector. We determine and monitor concentrations of credit risk using our aging analysis of trade receivables. Geographic and industry diversity and crop insurance programs in Canada and the United States mitigate this concentration of risk. Our Wholesale business unit diversifies and mitigates risk concentration by selling to industrial customers outside the agriculture sector and by using letters of credit and credit insurance. We are closely monitoring the economic environment in Argentina and have taken measures to limit our exposure to that country. Our exposure to credit risk in the Eurozone is negligible. We do not expect any significant losses from trade accounts receivable other than the amounts classified as doubtful accounts, based on historical information about default rates and our analysis of current receivables. No single customer accounts for more than 10 percent of our sales.

We also mitigate credit risk in accounts receivable in our Retail operations in Western Canada through an agency agreement with a Canadian financial institution whereby the financial institution provides credit to qualifying Agrium customers to assist in financing their crop input purchases. The agency agreement, which expires in 2018, results in customers having loans directly with the institution while Agrium has only a limited recourse involvement to the extent of an indemnification of the institution for 50 percent of its future bad debts to a maximum of 5 percent of the qualified customer loans. Outstanding customer credit with the financial institution was $509-million at December 31, 2015, which is not recognized in our consolidated balance sheet. Historical indemnification losses on this arrangement have been negligible and the average aging of the customer loans with the financial institution is current.

Derivatives and cash and cash equivalents – risk concentration

At December 31, 2015, all counterparties to derivative financial instruments have maintained an investment grade credit rating, and there is no indication that any counterparty to a derivative financial contract or to cash and cash equivalents will be unable to meet its obligations. The carrying amount of financial assets represents the maximum credit exposure.

f) Liquidity risk

The table below summarizes the maturity profile of our financial liabilities based on contractual undiscounted payments, including estimated interest payments. The amounts included for derivative financial instruments are subject to change as interest rates, exchange rates or commodity prices change.

December 31, 2015	Carrying amount	Contractual cash flows	Less than one year	One to three years	Four to five years	More than five years
Short-term debt	835	835	835	—	—	—
Accounts payable	2,417	2,417	2,417	—	—	—
Current portion of long-term debt	8	9	9	—	—	—
Long-term debt	4,513	8,190	226	537	868	6,559
Other liabilities	17	17	—	17	—	—
Foreign exchange derivative contracts	6	6	6	—	—	—
Natural gas derivative contracts	56	56	23	33	—	—
	7,852	11,530	3,516	587	868	6,559

g) Netting arrangements

We enter into derivative transactions under master netting arrangements. Under these arrangements, we aggregate the amounts owed by each counterparty for all contracts outstanding in the same currency or commodity into a single net amount receivable or payable by us or our counterparty. If a default occurs, all outstanding transactions under the arrangement are terminated and the net termination value is receivable or payable for settlement purposes.

We record the carrying amounts of our foreign exchange derivative contracts on a gross basis and the carrying amounts of our natural gas, power and nutrient derivative contracts on a net basis.

102	AGRIUM ANNUAL REPORT 2015

h) Gain (loss) on derivative financial instruments included in earnings

		2015			2014
	Realized gain (loss)	Unrealized gain (loss)	Total gain (loss)	Realized gain (loss)	Unrealized gain (loss)	Total gain (loss)
Foreign exchange derivatives
Recorded in sales	14	—	14	—	—	—
Recorded in other expenses	246	21	267	60	32	92
	260	21	281	60	32	92
Commodity derivatives
Recorded in cost of product sold	(7)	—	(7)	—	—	—
Recorded in other expenses	—	—	—	18	—	18
	(7)	—	(7)	18	—	18
	253	21	274	78	32	110

i) Fair value hierarchy

We determine the fair value of financial instruments classified as Level 1 using independent quoted market prices for identical instruments in active markets. We estimate the fair value of financial instruments classified as Level 2 using quoted prices for similar instruments in active markets or prices for identical or similar instruments in markets that are not active, or using valuation techniques based on industry-accepted third-party models that make maximum use of market-based inputs. We classify fair value estimates not based on observable market data as Level 3. We consider a market active if quoted prices are readily and regularly available and based on actual and regularly occurring market transactions. For any significant Level 3 measurements, we employ a valuation team or retain valuation experts to calculate certain measurements, and we review any third-party information we utilize.

We monitor the availability of observable market data to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or market liquidity generally drive changes in the availability of observable market data. Changes in the availability of observable market data that may result in changing the valuation technique used are generally the cause of transfers between hierarchy levels. We have not made any transfers between levels during 2015 or 2014. We do not measure any of our financial instruments using Level 3 inputs.

Fair value measurement techniques and inputs for financial instruments measured using Level 2 inputs

Financial instrument	Measurement technique	Key inputs
Foreign exchange forward contracts, swaps and options	Discounted cash flow	Forward exchange rates, contract forward and interest rates, observable yield curves
Natural gas and power swaps	Market comparison	Current market and contractual prices, forward pricing curves, quoted forward prices, basis differentials, volatility factors and interest rates

AGRIUM ANNUAL REPORT 2015	103

		2015			2014
Financial instruments measured at fair value on a recurring basis	Fair value		Carrying	Fair value		Carrying
	Level 1	Level 2	value	Level 1	Level 2	value
Cash and cash equivalents	—	515	515	—	848	848
Accounts receivable – derivatives	—	48	48	—	33	33
Other current financial assets – marketable securities (a)	20	122	142	20	70	90
Accounts payable – derivatives	—	29	29	—	18	18
Other financial liabilities – derivatives	—	33	33	—	22	22
Financial instruments measured at amortized cost
Current portion of long-term debt (b)
Floating rate debt	—	8	8	—	11	11
Long-term debt (b)
Debentures	—	4,464	4,469	—	3,879	3,483
Fixed and floating rate debt	—	44	44	—	76	76

(a)	Marketable securities consist of equity and fixed income securities. We determine the fair value of equity securities based on the bid price of identical instruments in active markets. We value fixed income securities using quoted prices of instruments with similar terms and credit risk.
(b)	We determine the fair value of long-term debt based on comparable debt instruments with similar maturities to our debt, adjusted where necessary to our credit spread, based on information published by financial institutions. Carrying amount of floating rate debt approximates fair value.

j) Risk management policies

Item	Primarily affected by	Risk management policies
Sales	Product prices and foreign currency exchange rates	Foreign currency forward and swap contracts

Cost of product sold – natural gas and power	Prices of natural gas and power	Natural gas forward, swap and option contracts; power swap contracts

Cost of product sold – inventory purchased for resale	Prices of nutrients purchased for resale	Nutrient swaps and fixed price product purchase commitments

Selling, general and administrative, and other expenses denominated in local currencies	Foreign currency exchange rates	Foreign currency forward and swap contracts

Capital expenditures	Foreign currency exchange rates	Foreign currency forward and swap contracts

Finance costs	USD interest rates	Maintaining a combination of fixed and floating rate debt; interest rate swaps to manage risk for up to 10 years

Financial instruments

Market risk – currency risk	USD balances in Canadian, Australian, European and South American subsidiaries; foreign currencies held in USD-denominated subsidiaries	Foreign currency forward and swap contracts to manage risk for up to three years

Market risk – commodity price risk (natural gas, power and nutrient price risk)	Market prices of natural gas, power and nutrients	Natural gas forward, swap and option contracts; power swap contracts to manage power price risk for up to five years; nutrient swap contracts up to one year

Market risk – interest rate risk Floating: short-term debt, floating rate long-term debt, cash and cash equivalents Fixed: long-term debt	Changes in market interest rates	Maintaining a combination of fixed and floating rate debt; interest rate swaps to manage risk for up to 10 years; cash management policies

Credit risk	Ability of customers or counterparties to financial instruments to meet obligations	Credit approval and monitoring practices; counterparty policies; master netting arrangements; counterparty credit policies and limits; arrangements with financial institutions

Liquidity risk	Fluctuations in cash flows	Preparing and monitoring forecasts of cash flows; cash management policies; multiple-year credit facilities

104	AGRIUM ANNUAL REPORT 2015

5.	EXPENSES

We present expenses in our statements of operations by function. IFRS also requires us to provide information about expenses by nature.

Expenses by nature
	2015	2014
Decrease in finished goods inventory	19	73
Purchased and produced raw materials and product for resale	11,297	12,770
Rebates	(1,100)	(1,059)
Freight and distribution	657	479
Short-term employee benefits	1,288	1,382
Post-employment benefits	59	64
Share-based payments	51	50
Depreciation of property, plant and equipment	375	423
Amortization of intangibles	105	127
Operating leases	206	226
Other	190	352
	13,147	14,887
Expense line items
Cost of product sold	10,907	12,490
Selling	1,921	2,048
General and administrative	268	299
Share-based payments	51	50
	13,147	14,887
Other expenses
	2015	2014
Loss on foreign exchange and related derivatives and commodity derivatives not designated as hedges	8	15
Interest income	(68)	(83)
Gain on sale of assets	(55)	—
Goodwill impairment	19	—
Environmental remediation and asset retirement obligations	16	24
Bad debt expense	32	19
Potash profit and capital tax	16	10
Other	60	33
	28	18

6. FINANCE COSTS

Finance costs related to long-term debt
	2015	2014
Gross finance costs related to long-term debt	226	173
Less: Borrowing costs capitalized at a rate of 4% (2014 – 5%)	45	111
	181	62
Other finance costs
	2015	2014
Accretion of environmental remediation and asset retirement obligations	7	12
Other interest expense	64	58
	71	70

AGRIUM ANNUAL REPORT 2015	105

7.	INCOME TAXES

Components of income taxes
	2015	2014
Current tax expense	326	266
Previously unrecognized tax assets	—	(10)
Current income taxes	326	256
Origination and reversal of temporary differences	53	6
Change in income tax rate (a)	18	—
Previously unrecognized tax assets	(21)	(32)
Deferred income taxes	50	(26)
	376	230

(a)	Alberta corporate income tax rate increased from 10 percent to 12 percent effective July 1, 2015.

Reconciliation of statutory tax rate to effective tax rate
	2015	2014
Earnings before income taxes
Canada	642	266
Foreign	722	762
	1,364	1,028
Statutory rate (%)	26	26
Income taxes at statutory rate	359	264
Foreign currency (losses) gains relating to Canadian operations	(3)	1
Differences in foreign tax rates	20	25
Loss (earnings) from associates and joint ventures	3	(9)
Canadian tax rate adjustment	18	—
Recognition of previously unrecognized tax assets	(21)	(42)
Other	—	(9)
Income taxes	376	230
Current
Canada	112	37
Foreign	214	219
	326	256
Deferred
Canada	63	19
Foreign	(13)	(45)
	50	(26)
	376	230

106	AGRIUM ANNUAL REPORT 2015

Components of deferred income taxes	Components of deferred income tax liabilities (assets)		Components recognized in earnings		Components not recognized in earnings
	2015	2014	2015	2014 (b)	2015	2014
Receivables, inventories and accrued liabilities	(144)	(115)	(32)	20	3	3
Property, plant and equipment	529	457	131	26	(59)	(26)
Intangibles	111	138	(21)	(29)	(6)	(6)
Asset retirement and environmental remediation provisions	(137)	(145)	1	7	7	4
Deferred partnership income	58	119	(44)	(56)	(17)	(12)
Loss carry-forwards (a)	(44)	(59)	8	1	7	6
Other	(43)	(48)	7	(28)	(2)	(18)
Net deferred income tax liabilities	330	347	50	(59)	(67)	(49)
Deferred income tax assets	(53)	(75)
Deferred income tax liabilities	383	422
Net deferred income tax liabilities	330	347

(a)	Unused tax losses of $43-million (2014 – $57-million) expiring through 2035 (2014 – expiring through 2034) have not been recognized in the financial statements. We have recognized unused tax losses of $30-million (2014 – $53-million) as we expect to earn future taxable income in that tax jurisdiction in 2016 and following years, and the tax losses do not expire under current tax legislation.
(b)	Components recognized in continuing operations and discontinued operations.

8.	POST-EMPLOYMENT BENEFITS

We sponsor post-employment pension and medical plans subject to broadly similar regulatory frameworks in Canada and the United States. For funded plans, we contribute to trustee-administered plans that are legally separate from Agrium. Regulations in each country govern the administration of assets that we hold in trust for the plans. We are responsible for governance, which includes oversight of all aspects of the plans, including investment and contribution decisions. Our pension committee assists in managing the plans, including the appointment of independent trustees, actuaries and investment professionals. Fewer than 15 percent of our employees are members of defined benefit pension plans that provide pension benefits at retirement based on years of service and final average salary contributions. Entitlement to benefits is generally conditional on the employee remaining in service for a minimum period or reaching a specified age. We engage a qualified actuary to perform calculations of our net benefit obligations using the projected unit credit method.

Post-employment benefit plans expose us to actuarial risks such as longevity risk, interest rate risk and market (investment) risk. We fund the cost of the registered and qualified defined benefit pension plans based on minimum statutory requirements. Our contributions include the cost of any current year accrual and any amortized payments relating to past service. We have the right to increase contributions beyond the minimum requirement. We do not fund the majority of pension obligations for executive plans. Employees cannot contribute to the defined benefit pension plans. The estimated contribution to fund our defined benefit pension plans for 2016 is $7-million.

AGRIUM ANNUAL REPORT 2015	107

Continuity of obligation and plan assets
	Defined benefit pension plans			Other post-employment benefit plans
	Obligation	Plan assets	Net	Obligation	Plan assets	Net	Total
December 31, 2014	(354)	281	(73)	(78)	—	(78)	(151)
Expense included in earnings
Service cost	(6)	—	(6)	(3)	—	(3)	(9)
Past service cost	(2)	—	(2)	1	—	1	(1)
Interest (expense) income	(12)	10	(2)	(2)	—	(2)	(4)
Administrative costs	—	(1)	(1)	—	—	—	(1)
	(20)	9	(11)	(4)	—	(4)	(15)
Included in other comprehensive income
Actuarial gain (loss) arising from:
Liability experience adjustments	3	—	3	3	—	3	6
Changes in financial assumptions	7	—	7	—	—	—	7
Return on plan assets, excluding interest	—	1	1	—	—	—	1
	10	1	11	3	—	3	14
Cash flows
Employee contributions	—	—	—	(1)	1	—	—
Employer contributions	—	8	8	—	—	—	8
Benefits paid	16	(13)	3	3	(1)	2	5
	16	(5)	11	2	—	2	13
Foreign currency translation	38	(33)	5	10	—	10	15
December 31, 2015	(310)	253	(57)	(67)	—	(67)	(124)
Arising from:
Funded plans	(262)			—			(262)
Unfunded plans	(48)			(67)			(115)
December 31, 2015	(310)			(67)			(377)

108	AGRIUM ANNUAL REPORT 2015

Continuity of obligation and plan assets
	Defined benefit pension plans			Other post-employment benefit plans
	Obligation	Plan assets	Net	Obligation	Plan assets	Net	Total
December 31, 2013	(324)	258	(66)	(69)	—	(69)	(135)
Expense included in earnings
Service cost	(6)	—	(6)	(3)	—	(3)	(9)
Interest income (expense)	(14)	11	(3)	(3)	—	(3)	(6)
Administrative costs	—	(1)	(1)	—	—	—	(1)
	(20)	10	(10)	(6)	—	(6)	(16)
Included in other comprehensive income
Actuarial gain (loss) arising from:
Liability experience adjustments	2	—	2	—	—	—	2
Changes in demographic assumptions	(10)	—	(10)	2	—	2	(8)
Changes in financial assumptions	(38)	—	(38)	(11)	—	(11)	(49)
Return on plan assets, excluding interest	—	24	24	—	—	—	24
	(46)	24	(22)	(9)	—	(9)	(31)
Cash flows
Employee contributions	—	—	—	(1)	1	—	—
Employer contributions	—	16	16	—	—	—	16
Benefits paid	17	(14)	3	3	(1)	2	5
	17	2	19	2	—	2	21
Foreign currency translation	19	(13)	6	4	—	4	10
December 31, 2014	(354)	281	(73)	(78)	—	(78)	(151)
Arising from:
Funded plans	(299)			—			(299)
Unfunded plans	(55)			(78)			(133)
December 31, 2014	(354)			(78)			(432)

Post-employment benefits expense
						2015	2014
Defined contribution pension plans						54	57
Defined benefit pension plans						11	10
Other post-employment benefit plans						4	6
						69	73
Expense line items
Cost of product sold						32	38
General and administrative						27	26
Other expenses						5	3
Other finance costs						5	6
						69	73

AGRIUM ANNUAL REPORT 2015	109

Assumptions and sensitivities

Actuarial assumptions (%)	Future benefits obligation		Future benefits expense
(expressed as weighted averages)	2015	2014	2015	2014
Defined benefit pension plans
Discount rate	4	4	4	5
Expected long-term rate of return on assets	N/A	N/A	4	6
Rate of increase in compensation levels	3	3	4	4
Other post-employment benefit plans
Discount rate	4	4	4	5

Basis for key assumptions
Discount rate – liabilities	High-quality (minimum AA) fixed income investments with cash flows that match the currency, timing and amount of the expected cash flows of the plans

Rate of return – assets	Long-term expectations of inflation and real return for each asset class, weighted in accordance with the investment policy for the plans

Real returns and inflation	Current market conditions, historical capital market data and future expectations

Life expectancy	Actuarial mortality tables published in Canada and the United States

	2015	2014
Assumed and ultimate health care cost trend rates
Health care cost trend rate assumed for the next fiscal year (%)	7	7
Ultimate health care cost trend rate (%)	5	5
Fiscal year the rate reaches the ultimate trend rate	2021	2021
Mortality assumptions per latest available standard mortality tables (remaining years)
Average life expectancy – currently aged 65 years (2014 – 65 years)
Male	22	22
Female	24	24
Average duration of benefit obligation (years)
Active members	17	18
Retired members	11	11
Average duration of the benefit obligation	14	14

A 1 percent change in discount rate would change our defined benefit obligation by approximately $55-million.

Asset allocation and investment strategy

Our investment objective for our defined benefit pension plans is to maximize long-term return on plan assets using a mix of equities and fixed income investments while managing an appropriate level of risk. It is our policy not to invest in commodities, precious metals, mineral rights, bullion or collectibles. We may use derivative financial instruments to create a desirable asset mix position, adjust the duration of a fixed income portfolio, replicate the investment performance of interest rates or a recognized capital market index, manage currency exposure or reduce risk. We do not use derivative financial instruments to create exposures to securities that our investment policy would not permit.

110	AGRIUM ANNUAL REPORT 2015

Defined benefit pension plans – asset allocation	Target allocation	Plan assets
Asset categories (%)	2016	2015	2014
Equity securities (with quoted market prices)	31
Canadian equity funds		8	15
U.S. equity funds		2	24
International equity funds		18	13
Emerging market equity funds		4	3
Debt securities (with quoted market prices)	68
Canadian debt securities		32	31
U.S. debt securities		35	12
Cash and other	1	1	2

9.	SHARE-BASED PAYMENTS

Plan features
Form of payment	Eligibility	Granted	Vesting period	Term	Settlement
Stock Options (a)	Officers and employees	Annually	25% per year over four years	10 years	Shares

Stock Appreciation Rights (“SARs”) (a)	Certain employees outside Canada	Annually	25% per year over four years	10 years	Cash

Performance Share Units (“PSUs”)	Executive officers and other eligible employees	Annually	On third anniversary of grant date	N/A	Cash

Restricted Share Units (“RSUs”) (a)	Eligible employees	Annually	On third anniversary of grant date	N/A	Cash

Director Deferred Share Units (“DSUs”)	Non-executive directors	At the discretion of the Board of Directors	Fully vested upon grant	N/A	In cash on director’s departure from the Board

(a)	In December 2014, the Board of Directors approved changes to the Stock Option Plan applicable to awards granted subsequent to January 1, 2015. Eligible officers and employees will receive stock options and RSUs in place of tandem stock appreciation rights, which we no longer issue. Tandem stock appreciation rights granted in Canada prior to January 1, 2015 have similar terms and vesting conditions to SARs and also provide the holder with the ability to choose between receiving the price of our shares on the date of exercise in excess of the exercise price of the right, and receiving common shares by paying the exercise price of the right. Our past experience and future expectation is that substantially all option holders will elect to exercise their options as a SAR, surrendering their options and receiving settlement in cash.

Stock Option and Stock Appreciation Rights Plans

Stock option and SAR activity
	2015		2014
(number of units in thousands; weighted average exercise price in U.S. dollars)	Units	Exercise price	Units	Exercise price
Outstanding, beginning of year	2,185	82.06	2,592	65.62
Granted	522	115.87	582	90.53
Forfeited	(87)	100.76	(44)	95.37
Exercised	(487)	67.99	(940)	41.23
Expired	(3)	91.13	(5)	98.96
Outstanding, end of year (a)	2,130	92.78	2,185	82.06
Exercisable, end of year	1,041	81.58	1,204	73.05
Maximum available for future grants, end of year	5,197		5,208
Cash received from equity-settled awards		1		1
Weighted average fair value of outstanding		25.66		33.42
Weighted average share price at exercise date		106.86		96.39

(a)	Includes 1.707 million SARs (2014 – 2.182 million), of which 1.257 million (2014 – 1.694 million) issued prior to January 1, 2015 have options attached. Stock options and SARs with options attached are potentially dilutive.

AGRIUM ANNUAL REPORT 2015	111

Stock options and SARs outstanding (number of units in thousands; weighted average remaining contractual life in years; weighted average exercise price in U.S. dollars)
At December 31, 2015	Options outstanding			Options exercisable
Range of exercise prices	Remaining contractual life	Units	Exercise price	Units	Exercise price
Less than $84.10	3	323	54.37	323	54.37
$84.11 to $89.93	5	249	88.25	197	88.25
$89.94 to $90.83	8	494	90.53	110	90.53
$90.84 to $108.50	5	569	98.43	411	97.37
$108.51 to $115.87	9	495	115.87	—	—
	6	2,130	92.78	1,041	81.58

Performance and Restricted Share Units

Each PSU and RSU confers a right to the holder to receive a cash payment of the fair market value of a common share of Agrium. Holders are also entitled to the value of dividends paid on common shares in the form of additional rights or units.

PSUs vest based on total shareholder return over a three-year performance cycle, compared to the average quarterly total shareholder return of a peer group of companies over the same period. For PSUs granted subsequent to January 1, 2015, free cash flow per share over a three-year performance cycle is compared to Board-approved targets as an additional performance condition. We base the value of each PSU granted on the average closing price of our common shares on the NYSE during the last five days of the three-year cycle. RSUs are not subject to performance conditions and vest at the end of the three-year vesting period.

PSU and RSU activity (number of units in thousands)
	2015		2014
	PSU	RSU	PSU
Outstanding, beginning of year	623	—	629
Granted	220	128	254
Forfeited	(18)	(7)	(86)
Exercised	(217)	—	(174)
Outstanding, end of year	608	121	623
Weighted average fair value of outstanding	109.43	90.50	97.81

Other information
Compensation expense by plan
	2015	2014
Stock options	5	—
SARs	—	21
PSUs and RSUs	41	24
DSUs	5	5
	51	50
Liabilities for cash-settled plans
	December 31,
	2015	2014
Total fair value liability for cash-settled plans	106	123
Total intrinsic liability for cash-settled plans	69	83

At December 31, 2015, unrecognized compensation expense for unvested awards was $38-million. During 2015, we settled $46-million of awards in cash.

112	AGRIUM ANNUAL REPORT 2015

Valuation models

We determine the fair value of stock options and SARs using a Black-Scholes model and the fair value of PSUs and RSUs using a Monte Carlo simulation model. We estimate expected annual volatility taking into consideration historic share price volatility.

Valuation model inputs
	December 31,
	2015	2014
Grant price (NYSE closing price on day immediately preceding grant date)	80.41	81.24
Share price (NYSE closing price at December 31)	89.34	94.72
Expected annual volatility (%)	31.57	33.57
Risk-free interest rate (%)	1.55	1.48
Expected annual dividend yield (%)	3.92	3.29
Expected life (years)	5	6
Forfeiture rate (%)	3.98	4.04
10. CASH FLOW INFORMATION
Cash and cash equivalents
	December 31,
	2015	2014
Cash	503	787
Short-term investments (original maturity of three months or less)	12	61
	515	848

Net changes in non-cash operating working capital
	December 31,
	2015	2014
Accounts receivable	(106)	14
Inventories	79	(185)
Prepaid expenses and deposits	10	84
Accounts payable	(76)	(8)
	(93)	(95)
11. ACCOUNTS RECEIVABLE
	December 31,
	2015	2014
Trade accounts	1,859	1,849
Allowance for doubtful accounts	(81)	(79)
Rebates	150	188
Other non-trade accounts	51	58
Derivative financial instruments	48	33
Other taxes	26	26
	2,053	2,075

AGRIUM ANNUAL REPORT 2015	113

12.	INVENTORIES

	December 31,
	2015	2014
Raw materials	379	409
Finished goods	365	346
Other product for resale (a)	2,570	2,750
	3,314	3,505

(a)	Includes biological assets of $28-million (2014 – $35-million) measured at fair value less costs of disposal, a Level 3 measurement.

13.	PROPERTY, PLANT AND EQUIPMENT

December 31, 2015	Land	Buildings and improvements	Machinery and equipment	Assets under construction	Other	Total
Cost
December 31, 2014	137	1,307	4,016	3,502	190	9,152
Additions	4	65	240	954	1	1,264
Business acquisitions	2	20	30	—	—	52
Disposals	(5)	(27)	(114)	—	—	(146)
Transfers (a)	—	2,214	805	(3,031)	12	—
Other adjustments	(3)	(12)	(34)	3	—	(46)
Foreign currency translation	(9)	(260)	(564)	(219)	(18)	(1,070)
December 31, 2015	126	3,307	4,379	1,209	185	9,206
Accumulated depreciation
December 31, 2014	—	(566)	(2,254)	—	(60)	(2,880)
Depreciation	—	(89)	(284)	—	(8)	(381)
Disposals	—	11	89	—	—	100
Foreign currency translation	—	41	241	—	6	288
December 31, 2015	—	(603)	(2,208)	—	(62)	(2,873)
Net book value	126	2,704	2,171	1,209	123	6,333

(a)	We transferred $2.6-billion related to the Vanscoy expansion project from assets under construction to buildings and improvements and machinery and equipment when the assets became available for use.

December 31, 2014	Land	Buildings and improvements	Machinery and equipment	Assets under construction	Other	Total
Cost
December 31, 2013	140	1,313	3,650	2,460	157	7,720
Additions	4	14	510	1,563	16	2,107
Business acquisitions	1	11	31	—	—	43
Disposals	(3)	(8)	(134)	—	(2)	(147)
Transfers	—	41	170	(238)	27	—
Other adjustments	—	(1)	28	(52)	—	(25)
Foreign currency translation	(5)	(63)	(239)	(231)	(8)	(546)
December 31, 2014	137	1,307	4,016	3,502	190	9,152
Accumulated depreciation
December 31, 2013	—	(517)	(2,186)	—	(57)	(2,760)
Depreciation	—	(81)	(326)	—	(8)	(415)
Disposals	—	4	107	—	2	113
Other adjustments	—	2	11	—	—	13
Foreign currency translation	—	26	140	—	3	169
December 31, 2014	—	(566)	(2,254)	—	(60)	(2,880)
Net book value	137	741	1,762	3,502	130	6,272

114	AGRIUM ANNUAL REPORT 2015

Depreciation of property, plant and equipment
	2015	2014
Cost of product sold	210	226
Selling	145	175
General and administrative	20	22
	375	423
Depreciation recorded in inventory	17	10
Turnaround costs included in machinery and equipment
	2015	2014
Cost
Balance, beginning of year	246	180
Additions	79	89
Retirements	(50)	(23)
Other adjustments	(2)	—
Balance, end of year	273	246
Accumulated depreciation
Balance, beginning of year	(94)	(61)
Depreciation	(58)	(55)
Retirements	50	22
Balance, end of year	(102)	(94)
Net book value	171	152

Turnaround costs include replacement or overhaul of equipment and items such as compressors, turbines, pumps, motors, valves, piping and other parts; assessment of production equipment; replacement of aged catalysts; new installation or recalibration of measurement and control devices; and other costs. We capitalize turnaround costs only if they meet the capitalization criteria of IFRS.

14.	INTANGIBLES AND GOODWILL

December 31, 2015	Trade names (a)	Customer relationships (b)	Technology	Other	Total intangibles	Goodwill
Cost
December 31, 2014	32	739	197	227	1,195	2,214
Additions	—	—	18	—	18	—
Business acquisitions	—	35	—	17	52	—
Disposals	—	—	(45)	—	(45)	—
Other adjustments	—	—	—	(9)	(9)	4
Foreign currency translation	(2)	(19)	(22)	(2)	(45)	(41)
December 31, 2015	30	755	148	233	1,166	2,177
Accumulated amortization and impairment losses
December 31, 2014	(4)	(297)	(78)	(121)	(500)	(200)
Amortization	(1)	(56)	(21)	(27)	(105)	—
Impairment losses (c)	—	—	—	—	—	(19)
Disposals	—	—	45	—	45	—
Other adjustments	—	—	—	8	8	—
Foreign currency translation	—	7	9	2	18	22
December 31, 2015	(5)	(346)	(45)	(138)	(534)	(197)
Net book value	25	409	103	95	632	1,980

(a)	Trade names with a net book value of $18-million have indefinite useful lives for accounting purposes.
(b)	The remaining amortization period of customer relationships at December 31, 2015, is approximately eight years.
(c)	We recorded an impairment of $19-million in our Wholesale Europe operations.

AGRIUM ANNUAL REPORT 2015	115

December 31, 2014	Trade names (a)	Customer relationships	Technology	Other	Total intangibles	Goodwill
Cost
December 31, 2013	30	730	162	205	1,127	2,177
Additions	—	—	49	2	51	—
Business acquisitions	4	27	—	24	55	87
Disposals	—	—	(1)	—	(1)	—
Other adjustments	—	(3)	—	(1)	(4)	(14)
Foreign currency translation	(2)	(15)	(13)	(3)	(33)	(36)
December 31, 2014	32	739	197	227	1,195	2,214
Accumulated amortization and impairment losses
December 31, 2013	(3)	(241)	(48)	(97)	(389)	(219)
Amortization	(1)	(64)	(36)	(27)	(128)	—
Other adjustments	—	4	(1)	1	4	—
Foreign currency translation	—	4	7	2	13	19
December 31, 2014	(4)	(297)	(78)	(121)	(500)	(200)
Net book value	28	442	119	106	695	2,014

(a)	Trade names with a net book value of $20-million have indefinite useful lives for accounting purposes.

Amortization of finite-lived intangibles
	2015	2014
Cost of product sold	3	3
Selling	99	116
General and administrative	3	8
	105	127

Goodwill impairment testing

Goodwill by cash generating unit
	December 31,
	2015	2014
Retail – North America	1,858	1,859
Retail – Australia	115	124
Other	7	31
	1,980	2,014

In calculating the recoverable amount for goodwill, we selected the fair value less costs of disposal (FVLCD) methodology and incorporated assumptions an independent market participant would apply. We adjust discount rates for each group of cash generating units (CGU) for the risk associated with achieving our forecasts (five-year projections) and for the currency in which we expect to generate cash flows. FVLCD is a Level 3 measurement. We use our market capitalization and comparative market multiples to corroborate discounted cash flow results.

The key assumptions with the greatest influence on our calculation of the recoverable amounts are the discount rates, terminal growth rates and cash flow forecasts for each CGU as derived from our Board approved strategic plan. Key inputs to our test of Retail – North America included a pre-tax discount rate of 10.6 percent and a terminal growth rate per annum of 2.5 percent.

116	AGRIUM ANNUAL REPORT 2015

15.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	Reporting period	Interest (%)	Location	December 31,
				2015	2014
Investments in associates
Misr Fertilizers Production Company S.A.E. (“MOPCO”) – a private nitrogen producer	September 30	26	Egypt	283	264
Other				82	74
				365	338
Investments in joint ventures
Profertil S.A. (“Profertil”)	December 31	50	Argentina	242	234
Other				—	4
				242	238
				607	576

Associates

We have representation on MOPCO’s Board of Directors as well as employees who participate in management decision-making. Accordingly, we maintain significant influence over MOPCO. We record our share of the earnings of MOPCO on a one-quarter lag because financial statements of MOPCO are not available on the date of issuance of our financial statements. We adjust for the effects of any significant unrecorded transactions or events between the period-end date of MOPCO and our fiscal year-end date. Future conditions, including those related to MOPCO operating in Egypt, which has been subject to political instability and civil unrest, may restrict our ability to obtain dividends from MOPCO.

Summarized financial information of MOPCO
	December 31,
	2015	2014
Current assets	129	72
Non-current assets	1,840	1,706
	1,969	1,778
Current liabilities	233	214
Non-current liabilities	966	773
	1,199	987
Net assets of MOPCO	770	791
Proportionate ownership interest in MOPCO	200	206
Dividend receivable	29	—
Unamortized purchase price adjustment	54	58
Carrying amount of interest in MOPCO	283	264

	2015	2014
Sales	87	155
Net (loss) earnings	(4)	10
Total comprehensive (loss) income	(4)	10
Proportionate share of MOPCO (loss) income	(1)	3
Purchase price adjustment amortization	(4)	(4)
Loss from MOPCO	(5)	(1)

AGRIUM ANNUAL REPORT 2015	117

We own a one-third interest in Canpotex Limited (“Canpotex”), which exports the portion of our produced potash that Canpotex sells outside of Canada and the United States. Canpotex is an industry association owned equally by us and two other producers of potash in Canada. We have significant influence through our ability to appoint directors to the board of Canpotex. We account for our investment based on our economic interest of 7.3 percent (2014 – 8 percent), which is our allocation of production capacity among the members of the association.

We are contractually obligated to reimburse Canpotex for our 7.3 percent share of any operating losses or other liabilities incurred by Canpotex. We believe the probability of conditions arising that would trigger this guarantee is remote. Reimbursements, if any, would be made through reductions of our cash receipts from Canpotex.

Joint ventures

We have a 50 percent ownership interest in Profertil – a corporation based in Argentina. Profertil is a producer and wholesale distributor of nitrogen crop nutrients. A contractual agreement establishes joint control over Profertil and provides us with 50 percent of the voting rights. Profertil has declared dividends to us that we have loaned back to the joint venture. The loans, which are unsecured and due in 2016, total $105-million (2014 – $89-million) and bear interest at a weighted average rate of 3.9 percent. We received no cash dividends during 2015 (2014 – $44-million). In December 2015, the government of Argentina ended currency controls; however, Argentina is subject to economic uncertainty that could affect the timing of repayment of the loans.

Summarized financial information of Profertil
	December 31,
	2015	2014
Current assets (a)	262	226
Non-current assets	588	630
	850	856
Current liabilities (b)	366	228
Non-current liabilities (c)	208	308
	574	536
Net assets of Profertil	276	320
Proportionate share of net assets of Profertil	138	160
Elimination of unrealized profit	(1)	(1)
Loans and accrued interest (d)	105	76
Other	—	(1)
Carrying amount of interest in Profertil	242	234

(a)	Includes cash and cash equivalents of $86-million (2014 – $106-million).
(b)	Includes current financial liabilities (excluding trade and other payables and provisions) of $150-million (2014 – $70-million).
(c)	Includes non-current financial liabilities (excluding trade and other payables and provisions) of $78-million (2014 – $220-million).
(d)	Dividends receivable of nil (2014 – $13-million) are included in accounts receivable.

	2015	2014
Sales	394	469
Depreciation and amortization	36	30
Interest expense	24	7
Income taxes	14	42
Net (loss) earnings	(10)	37
Total comprehensive (loss) income	(10)	37
Proportionate share of Profertil (loss) earnings	(5)	18
Elimination of unrealized loss (earnings)	1	(1)
Dividends received from Profertil	—	44

Summarized financial information of associates and joint ventures represents amounts that investees have recorded in their financial statements, adjusted for any fair value adjustments at acquisition and for differences in accounting policies.

118	AGRIUM ANNUAL REPORT 2015

Transactions with associates and joint ventures

	2015	2014
For the year ended December 31,
Sales to Canpotex	189	180
Purchases from MOPCO	5	25
Purchases from Profertil	53	67
As at December 31,
Amounts receivable from Canpotex	18	24
Amounts owed to Profertil	4	4

16. OTHER ASSETS

Other current assets
	December 31,
	2015	2014
Other financial assets
Marketable securities (a)	142	94
Other non-financial assets	2	28
	144	122

Other assets
	December 31,
	2015	2014
Other financial assets
Investments	—	4
Receivables (b)	37	65
	37	69
Other non-financial assets	17	9
	54	78

(a)	Comprised primarily of U.S. equities (11 percent), U.S. Government debt (34 percent) and U.S. corporate debt (44 percent). All securities are rated as investment grade or higher and are capable of liquidation within five trading days.
(b)	Unsecured term loan receivable bearing interest at 3.4 percent per annum, repayable $8-million annually until 2020.

AGRIUM ANNUAL REPORT 2015	119

17.	DEBT

			December 31,
			2015	2014
	Maturity	Rate (%) (a)	Utilized	Utilized
Short-term debt
Commercial paper (b)	2016	0.83	632	1,117
Credit facilities (c)(d)		3.22	203	410
			835	1,527
Long-term debt (e)
Floating rate bank loans	—		—	11
Fixed rate bank loans	2016		8	12
7.7% debentures	2017		100	100
6.75% debentures	2019		500	500
3.15% debentures	2022		500	500
3.5% debentures	2023		500	500
3.375% debentures	2025		550	—
7.8% debentures	2027		125	125
4.125% debentures	2035		450	—
7.125% debentures	2036		300	300
6.125% debentures	2041		500	500
4.9% debentures	2043		500	500
5.25% debentures	2045		500	500
Other			44	64
			4,577	3,612
Unamortized transaction costs			(56)	(42)
Current portion of long-term debt			(8)	(11)
			4,513	3,559

(a)	Weighted average rates at December 31, 2015.
(b)	Program maximum U.S. $2.5-billion. Amounts borrowed under the commercial paper program reduce our borrowing capacity under the multi-jurisdictional credit facility.
(c)	Short-term debt is unsecured and consists of U.S. dollar-denominated debt of $110-million, euro-denominated debt of $72-million and other debt of $21-million (2014 – $274-million, $109-million and $27-million).
(d)	Total capacity available on our multi-jurisdictional credit facility, which expires in 2020, is $2.5-billion.
(e)	Debentures have various provisions that allow redemption prior to maturity, at our option, at specified prices.

Debt capacity available
December 31,
2015
Multi-jurisdictional credit facility	2,500
European facilities	217
South American facilities	110
Australian facilities	50
2,877
Short-term debt drawn	(835)
Letters of credit issued	(1)
Debt capacity available	2,041

120	AGRIUM ANNUAL REPORT 2015

18.	ACCOUNTS PAYABLE

	December 31,
	2015	2014
Trade	1,495	1,470
Customer prepayments	1,375	1,505
Accrued liabilities	729	921
Other taxes	27	25
Accrued interest	72	53
Dividends	121	112
Derivative financial instruments	29	18
Share-based payments	71	93
	3,919	4,197

19.	OTHER PROVISIONS

	Notes	Environmental remediation (a)	Asset retirement (b)	Litigation	Total
December 31, 2014		169	271	40	480
Additional provisions or changes in estimates	23	22	(25)	19	16
Draw-downs		(25)	(9)	(17)	(51)
Reversals		—	—	(8)	(8)
Accretion		2	5	—	7
Foreign currency translation		(10)	(13)	—	(23)
December 31, 2015		158	229	34	421
Current portion		33	18	34	85
Non-current portion		125	211	—	336
		158	229	34	421

(a)	We estimate that we will settle our environmental remediation liabilities between 2016 and 2041. We discount obligations using rates ranging from 0.65 percent to 4.19 percent (2014 – 0.65 percent to 4.19 percent). Provisions include $43-million for our Idaho phosphate mining and processing sites. No individual site provision is material.
(b)	Mining, extraction, processing and distribution activities result in asset retirement obligations in the normal course of operations. Obligations include closure, dismantlement, site restoration or other legal or constructive obligations for termination and retirement of assets. Expenditures may occur before and after closure. We expect to incur expenditures for our phosphate obligations over the next 58 years. We expect to make payments for our potash and nitrogen obligations after that time. Timing of expenditures depends on a number of factors, such as the life and nature of the asset, legal requirements and technology. We estimate obligations using discount rates ranging from 1.39 percent to 4.55 percent (2014 – 1.57 percent to 4.55 percent). Provisions include $159-million for our Idaho phosphate mining and processing sites. No other site provision is material.

20.	OTHER LIABILITIES

	December 31,
	2015	2014
Other financial liabilities
Derivative financial instruments	33	22
Other	17	17
	50	39
Other non-financial liabilities
Share-based payments	35	30
	85	69

AGRIUM ANNUAL REPORT 2015	121

21.	BUSINESS ACQUISITIONS

Provisional estimate of fair values of assets acquired and liabilities assumed in individually immaterial business acquisitions by the Retail business unit
December 31,
2015
Current assets	43
Property, plant and equipment	52
Intangibles (a)	52
Current liabilities	(20)
Total consideration	127
(a) Intangibles include customer relationships of $35-million.
Financial information related to our business acquisitions
2015 (a)
Sales from the date of acquisition	94
Estimated sales if acquisitions occurred at the beginning of the year	176

(a)	Net earnings and pro forma net earnings related to these acquisitions are $11-million and $17-million, respectively.

22.	COMMITMENTS

Operating leases

Operating lease commitments consist primarily of leases for railcars and contractual commitments at distribution facilities in our Wholesale business unit, vehicles and application equipment in our Retail business unit, and office equipment and property leases throughout our operations. Commitments represent minimum payments under each agreement.

Future minimum lease payments for operating leases
	December 31,
	2015	2014
Less than one year	137	137
One to five years	250	276
More than five years	100	21
	487	434

122	AGRIUM ANNUAL REPORT 2015

Other commitments

	2016	2017	2018	2019	2020
Operating
Long-term debt – interest	226	219	218	185	183
Cost of product sold
Natural gas and other (a)(b)	241	112	15	16	15
Power, sulfuric acid and other (c)(d)	203	163	156	42	34
Purchase commitments	75	6	—	—	—
Derivative financial instruments
Foreign exchange	6	—	—	—	—
Natural gas	23	18	15	—	—
Other commitments	121	52	52	9	8
	895	570	456	252	240
Capital (e)
Long-term debt – principal repayments	8	100	—	500	—
Asset retirement obligations	18	2	2	22	16
Environmental remediation liabilities	33	35	24	13	11
	59	137	26	535	27
	954	707	482	787	267

(a)	Our minimum commitments for North American natural gas purchases, which include both floating rate and fixed rate contracts, are calculated using the prevailing NYMEX forward prices for U.S. facilities and AECO forward prices for Canadian facilities at December 31, 2015.
(b)	Commitments include our proportionate share of commitments of joint ventures. Profertil has long-term gas contracts denominated in U.S. dollars and expiring in 2017, which account for approximately 74 percent of Profertil’s gas requirements. YPF S.A., our joint venture partner in Profertil, supplies approximately 35 percent of the gas under these contracts.
(c)	We have a power co-generation agreement for our Carseland facility that expires on December 31, 2026. The maximum commitment under this agreement is to purchase 60 megawatt-hours of power per hour through 2026. The price for the power is based on a fixed charge adjusted for inflation and a variable charge based on the cost of natural gas provided to the facility for power generation.
(d)	Our phosphate rock supply agreement extends to 2020. Our minimum commitment is to purchase 798,000 tonnes until 2018, with subsequent volumes to be determined in 2016. The purchase price is based on a formula that tracks finished product pricing and key published phosphate input costs. We entered into a freight contract to import phosphate rock extending to 2018, with a total commitment of $94-million at December 31, 2015.
(e)	Future capital expenditures for the Texas nitrogen expansion project not included above are estimated at $300-million.

23.	CONTINGENT LIABILITIES

From time to time, we become involved in legal or administrative proceedings related to our current and acquired businesses. Such proceedings expose us to possible losses, and we expect our involvement in such matters to continue in the normal conduct of our business. We will represent our interests vigorously in all of the proceedings in which we are involved. Legal and administrative proceedings involving possible losses are inherently complex, and we apply significant judgment in estimating probable outcomes. As a result, potential exists for adjustments to liabilities and material variance between actual costs and estimates.

Information on the amounts accrued for litigation, environmental remediation and asset retirement are disclosed in note 19. Our assessment of specific matters at the date of issuance of these financial statements is set out below.

Environmental contingencies

We are responsible for environmental remediation of certain facilities and sites. Work at these sites is in various stages of environmental management: we are assessing and investigating some sites and remediating or monitoring others. We have established a provision for our estimated liabilities (see note 19). However, new information, including changes in regulations or results of investigations, could lead to reassessment of our exposure related to these matters. In addition, we may revise our estimates of our future obligations because they are dependent on a number of uncertain factors including the method and extent of the remediation, as well as cost-sharing arrangements with other parties involved.

For the matters described below, at the date of issuance of these financial statements, we determined that we could not make a reliable estimate of the amount and timing of any financial effect in excess of the amounts accrued.

AGRIUM ANNUAL REPORT 2015	123

Idaho phosphate mining and processing sites

We are subject to investigations by U.S. federal and state agencies of existing and former phosphate mining and processing sites in Idaho. Nu-West Industries, Inc. (“Nu-West”), a wholly owned subsidiary of Agrium, has been notified of potential violations of federal and state statutes. Nu-West is working co-operatively with federal and state agencies and, depending on the site, is in the investigation or risk assessment stage or has, for some sites, begun preliminary work under agreements with the agencies. Completion of investigations, risk assessments or preliminary work will enable Nu-West and the agencies to determine what, if any, remediation work will be required. In 2015, Nu-West received a Notice of Intent advising that trustees for U.S. Federal and State agencies will conduct a damage assessment at the Idaho phosphate mining and processing sites. We expect the trustees to begin the assessment in 2016.

Manitoba mining properties

In 1996, Agrium acquired Viridian Inc. (“Viridian”), which is now a wholly owned Canadian subsidiary of Agrium. Viridian has retained certain liabilities associated with the Fox Mine Site – a closed mineral processing site near Lynn Lake, Manitoba. Viridian is currently treating water draining from the site to meet provincial downstream water quality standards. Viridian has substantially completed the investigation phase of remediation and is currently in discussions with the Province of Manitoba regarding remedial alternatives selection. Concurrence and approval from the Province of a remedial design are expected within the next 36 months. For this matter, we have not disclosed information about the amount accrued for site remediation because disclosure of such information would seriously prejudice our position in discussions with the Province.

24.	ACCOUNTING POLICIES, JUDGMENTS, ASSUMPTIONS AND ESTIMATES

We describe below significant accounting policies, without repeating or restating the actual text of the accounting standards, where disclosure would assist users in understanding how we reflect transactions and other events and conditions in our financial statements. In addition, IFRS requires us to describe (a) information about the assumptions and estimates we make in applying our accounting policies and (b) judgments we have made in the process of applying our accounting policies.

a) Accounting policies and underlying assumptions and estimates

In preparing financial statements, we make assumptions and estimates based on our historical experience, current trends and all available information we believe is relevant at the time we prepare the financial statements. However, we cannot determine future events and their effects with certainty. Accordingly, as confirming events occur, actual results could ultimately differ from our assumptions and estimates. Such differences could be material. We have provided analysis of sensitivity to assumptions elsewhere in the notes to these financial statements in instances where it is relevant to understanding management’s assumptions about the future. Sensitivity analysis presents the impact of reasonably possible hypothetical changes to one assumption at December 31, 2015, while holding other assumptions constant. In practice, it is unlikely that the hypothetical change would occur in isolation as variables may have interdependencies. Accordingly, such analysis provides only an approximation of the sensitivity to the individual assumptions shown and may not be representative of the full impact on our financial position and results of operations.

Financial statement area	Accounting policy		Assumptions and estimation uncertainty
Revenue recognition (IAS 18)

We recognize revenue when we meet the requirements of IAS 18. For the sale of goods, risks and rewards of ownership pass to our customers based on the contractual terms of the arrangement. In most cases, the terms of the arrangement are such that risks and rewards transfer when product is:

We make various estimates to recognize revenue, including our ability to collect consideration for a sale, the impact of estimated customer sales returns and some customer incentive programs, whether we are acting as an agent or principal in a sale, and whether a service is complete. We make estimates based on historical and forecasted data, contractual terms and current conditions. Because of the nature of our sales of goods and services, any single estimate would have only a negligible impact on revenue recognition.
	●	picked up by the customer
	●	delivered to the destination specified by our customer
	●	delivered to the vessel on which the product will be shipped, or
	●	delivered to the destination port.
We recognize revenue for services when the service is complete. We deduct provisions for returns, trade discounts and rebates from revenue. We recognize interest income using the effective interest method.

124	AGRIUM ANNUAL REPORT 2015

Financial statement area	Accounting policy	Assumptions and estimation uncertainty
Property, plant and equipment (IAS 16, IAS 23, IAS 36, IAS 37)

We present property, plant and equipment at cost net of accumulated depreciation and accumulated impairment losses. We capitalize components requiring replacement at regular intervals, major inspections and overhauls, spare parts used in connection with specific equipment and standby equipment. We capitalize such costs if they meet the asset recognition criteria of IAS 16 and the asset has an estimated useful life of greater than one year. We immediately write off remaining carrying value of components replaced. We depreciate each component over the lesser of its estimated useful life and the remaining period until the next replacement or major inspection or overhaul. If the construction or preparation for use of property, plant or equipment extends over more than 12 months, we capitalize borrowing costs up to the date of completion as part of the cost of acquisition or construction.

We move an asset from the construction phase to the production phase and begin depreciation when the asset is available for use in the manner intended by management.

We changed the method of depreciation from the straight-line basis to the units of production basis for our potash facility mining and milling assets beginning January 1, 2015, and our nitrogen and phosphate mining and plant assets beginning October 1, 2015.

We depreciate property, plant and equipment directly related to our nitrogen, phosphate and potash operations using the units of production method. We depreciate the rest of our property, plant and equipment using the straight-line method using the following estimated useful lives, which we reassess annually:

		Buildings and improvements	3 – 60 years
		Machinery and equipment	1 – 60 years
		Other	1 – 45 years

We make assumptions about the use of an asset based on the level of capital expenditures compared to construction cost estimates; completion of a reasonable period of testing of the asset; ability to produce product in saleable form within specifications; and ability to sustain ongoing production.

We depreciate potash related assets over the shorter of estimates of reserves and service lives and nitrogen and phosphate plant assets based on their productive capacity. The change in method of depreciation reflects anticipated changes to our production schedule due to facility expansions, volatility in market conditions, and the frequency and duration of plant turnarounds. The change in estimate is accounted for prospectively. The current and expected reduction in depreciation expense is 2015 – $30-million and 2016 – $7-million.

Intangible assets other than goodwill (IAS 38)

We initially measure finite-lived intangible assets at cost and amortize them over their estimated useful lives, except for intangible assets with indefinite useful lives. We capitalize costs for internally generated intangible assets when costs meet criteria for feasibility. We expense research and development expenditures that do not meet the capitalization criteria.

We amortize finite-lived intangible assets on a straight-line basis using the following estimated useful lives, which we reassess annually:
		Trade names	5 – 10 years
		Customer relationships	7 – 10 years
		Technology	3 – 7 years
		Other	5 – 20 years
Rebates (IAS 2)

We account for rebates and prepay discounts as a reduction of the prices of the suppliers’ products. Rebates based on the amount of materials purchased reduce cost of product as we sell inventory. We offset rebates based on sales volume to cost of product sold if we have earned the rebate based on sales volume of products.

We accrue rebates that are probable and that we can reasonably estimate. We accrue rebates that are not probable or estimable when we achieve certain milestones. We accrue rebates not covered by binding agreements or published vendor programs when we obtain conclusive documentation of right of receipt.

We record accruals for some rebates by estimating the point at which we will have completed our performance under an agreement. Due to the complexity and diversity of individual vendor agreements, we analyze and review historical trends to apply rates negotiated with our vendors to estimated and actual purchase volumes to determine accruals. Estimated amounts accrued throughout the year could be impacted if actual purchase volumes differ from projected volumes.

AGRIUM ANNUAL REPORT 2015	125

Financial statement area	Accounting policy	Assumptions and estimation uncertainty
Inventories (IAS 2)

We measure inventories at the lower of cost on a weighted average basis and net realizable value.

Wholesale inventories consist primarily of crop nutrients, operating supplies and raw materials, including both direct and indirect production and purchase costs, depreciation and amortization of assets employed directly in production, and freight to transport product to storage facilities.

Retail inventories consist primarily of crop nutrients, crop protection products, seed and merchandise and include the cost of delivery to move the product to storage facilities.

Calculating the net realizable value of inventories requires estimates and assumptions about a combination of interrelated factors affecting forecasted selling prices, including demand and supply variables. Demand variables include grain and oilseed prices, stock-to-use ratios and changes in inventories in distribution channels. Supply variables include forecasted prices of raw materials such as natural gas, operating rates and crop nutrient inventory levels.

Provisions (IAS 37)

Our most significant provisions relate to litigation, asset retirement and environmental remediation.

We measure provisions (liabilities of uncertain timing or amount) at the best estimate of the expenditure required to settle the liability. We take risks and uncertainties into account when measuring a provision. We discount a provision to its present value using a pre-tax, risk-free discount rate. We do not recognize contingent liabilities (obligations that we cannot measure with sufficient reliability or obligations for which it is not probable that an outflow of resources will be required to settle the obligation). We have described policy choices applying to provisions and contingent liabilities in notes 19 and 23.

Estimating the ultimate settlement of provisions requires us to make complex and interrelated assumptions based on experience with similar matters, past history, precedents, evidence and facts specific to each matter.

As at January 1, 2015, based on a review of the expected timing of future expenditures, we revised our estimate for decommissioning costs of our nitrogen assets. The revision in estimate decreased our asset retirement obligation provision and property, plant and equipment by $55-million. The reduction in depreciation and accretion expense for the year ended 2015 is $4-million. The expected reduction in depreciation and accretion expense is $4-million in each of the years 2016 through 2018.

Share-based compensation (IFRS 2)

We recognize share-based payment transactions when we obtain services from an employee. With the exception of stock options, we expect to settle our share-based compensation plans in cash. These cash-settled awards are measured at the fair value of the liability and we remeasure liabilities at the end of each reporting period and at the date of settlement. We have described our policy choices applying to our plans in note 9.

In valuing share-based payment transactions and liabilities, we make assumptions about the future volatility of our share price, expected dividend yield, future employee turnover rates, future employee stock option exercise behavior and corporate performance. Such estimates and assumptions are inherently uncertain.

Leases (IAS 17, IFRIC 4)	An arrangement may be or contain a lease according to the substance of the arrangement. This is the case if the arrangement is dependent on the use of an asset or conveys a right to use an asset, even if not explicitly stated.

Leasing arrangements primarily relate to railcars and other rolling stock, which we have classified as operating leases as we do not have substantially all the risks and rewards of ownership of the leased assets.

126	AGRIUM ANNUAL REPORT 2015

Financial statement area	Accounting policy	Assumptions and estimation uncertainty
Income taxes (IAS 12)

In determining our provision for income taxes, we use an annual effective income tax rate based on annual income, permanent differences between book and tax income, and substantially enacted income tax rates. We adjust our annual effective income tax rate as additional information on outcomes or events becomes available.

We recognize a tax benefit or liability for an uncertain tax position when our best estimate is that the position is more likely than not to be sustained on examination, based on a qualitative assessment of all relevant factors.

We make assumptions to estimate the exposures associated with our various filing positions. We recognize a provision when it becomes probable that we will incur additional tax liabilities for such exposures. Changes in tax law, the level and geographic mix of earnings and the results of tax audits also affect our effective income tax rate.

Determining tax provisions requires that we make assumptions about the ultimate outcome of a filing position, which can change over time depending on facts and circumstances.

Employee future benefits (IAS 19)	We establish a liability when an employee has provided service in return for benefits that we expect to pay in the future. For defined benefit pension plans, we recognize a defined benefit obligation, based on actuarial assumptions, net of the fair value of plan assets.	We use actuarial assumptions to determine the obligations for employee future benefits at each reporting period. These assumptions include the discount rate, expected long-term rate of return on assets, rate of increase in compensation levels, mortality rates, and health care cost trend rates. We have provided detailed information on the assumptions used in note 8.
Impairment of goodwill and indefinite-lived intangible assets (IAS 36)	In completing our goodwill impairment testing, we selected FVLCD methodology. For some impairment calculations, we may use an income approach with a discounted cash flow technique. For other calculations, we may use a market approach based on prices and other information generated by market transactions. We deduct the incremental cost of disposing of the asset in determining FVLCD. We do not calculate value in use if there is no impairment under FVLCD.	Refer to note 14 for significant assumptions and estimates.
Business combinations (IFRS 3)	We recognize the consideration transferred, assets acquired and liabilities assumed at their acquisition date fair values, recognizing any goodwill acquired or a gain on a purchase, and any non-controlling interest in the acquired business. For each business combination, we elect to measure the non-controlling interest in the acquired entity either at fair value or at the proportionate share of the acquiree’s identifiable net assets.	We make assumptions to identify tangible and intangible assets acquired, liabilities assumed, and their fair values. To determine fair values, we use quoted market prices or widely accepted valuation techniques. Assumptions include economic conditions, interest rates, industry economic factors, and business strategies and risks specific to the acquired asset or liability.
Financial instruments (IFRS 9 (2014))	We record all derivatives not designated as qualifying hedges and marketable securities at fair value through profit and loss. We record derivatives designated as hedges at fair value through other comprehensive income. We record other assets and liabilities at amortized cost.	Refer to note 4 for significant assumptions and estimates.

AGRIUM ANNUAL REPORT 2015	127

b)	Accounting policy choices requiring judgments that have the most significant effect on the amounts recognized in the financial statements

We consider judgments made in recording impairment of property, plant and equipment, goodwill and indefinite-lived intangible assets, foreign currency and provisions to be critical accounting estimates that require our most difficult, subjective and complex assumptions.

Financial statement area	Accounting policy judgment	Judgment factors
Long-lived assets (IAS 16, IAS 36, IAS 38)

For property, plant and equipment and finite-lived intangible assets, we review for indicators of impairment at each reporting period. We perform this review at the CGU level. A CGU may be a single asset or a group of assets if we cannot identify independent cash flows from an asset. If indicators of impairment of a CGU exist, we will calculate its recoverable amount.

We perform an impairment test of goodwill and indefinite-lived intangibles in the fourth quarter annually or earlier if indicators of impairment exist. We allocate goodwill to CGU groups based on the level at which goodwill is monitored internally by management. This level does not exceed the level of our operating segments before aggregation.

We determine CGUs based on geographic regions, economic and commercial influences, product lines, extent of shared infrastructure and interdependence of cash flows. We grouped (a) Wholesale assets by product lines because of differing production processes and inputs for each nutrient and (b) Retail assets by geographic regions based on customers, products and distribution methods.

We have allocated substantially all of the carrying amount of goodwill to two groups of CGUs within the Retail business unit: Retail – North America and Retail – Australia.

Foreign currency (IAS 21)	The functional currency of our operations is generally the local currency. Our presentation currency for the consolidated financial statements is the U.S. dollar. We also make judgments about whether an entity may have multiple branches with different functional currencies.	In determining the functional currency of our operations, we primarily considered the currency that determines the pricing of transactions rather than focusing on the currency in which transactions are denominated.
Provisions (IAS 37)	We distinguish between provisions and contingent liabilities based on the probability of an outflow of resources embodying economic benefits and the availability of information to make a sufficiently reliable estimate. We make judgments as to whether an obligation exists and whether an outflow of resources embodying economic benefits for a liability of uncertain timing or amount is probable, not probable, or remote. These judgments determine whether we recognize or disclose an amount in the financial statements.	Our provisions are measured based on our best estimate of the amount and timing of expected future cash outflows to settle the obligation. We consider all available information relevant to each specific matter. In 2015, we continued to review our litigation, asset retirement and environmental remediation provisions which resulted in a revision to our estimate of when we expect to incur decommissioning costs for our nitrogen assets.

128	AGRIUM ANNUAL REPORT 2015

c) Recent accounting pronouncements

The International Accounting Standards Board has issued the following accounting pronouncements, which we have either adopted or will adopt in the future, and which could have a material impact.

New or amended	Standard/ interpretation	Description	Agrium’s date and method of adoption	Impact
New	IFRS 15	Revenue from Contracts with Customers establishes a new model for revenue earned from a contract with a customer. The standard provides specific guidance on identifying separate performance obligations in the contract and allocating the transaction price to the separate performance obligations.	Agrium expects to adopt for annual periods beginning on or after January 1, 2018.	We have established preliminary terms of reference as an initial step in evaluating the impact. However, we are not able, at this time, to estimate the impact.
New	IFRS 16	Leases applies a single model for all recognized leases, which would require recognition of lease-related assets and liabilities and the related interest and depreciation expense in the financial statements.	Agrium expects to adopt for annual periods beginning on or after January 1, 2019.	We expect that adoption will have a material impact on assets and liabilities. However, we are not able, at this time, to estimate the impact.
Amended	Various

•   IAS 1 Disclosure Initiative

•   IFRS 9 (2014) Financial Instruments

•   IFRS 11 Accounting for Acquisitions of Interests in Joint Operations

•   IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization

•   Annual Improvements to IFRS (2012-2014)

			Amendments adopted January 1, 2015.	No material impact.

AGRIUM ANNUAL REPORT 2015	129

10-YEAR FINANCIAL HIGHLIGHTS (UNAUDITED)

(millions of U.S. dollars, except per share data and ratios)	2006 (a)	2007 (a)	2008 (a)	2009 (a)	2010	2011	2012 (b)	2013	2014	2015
Operations
Sales	4,193	5,270	10,031	9,129	10,743	15,470	16,024	15,727	16,042	14,795
Gross profit	956	1,598	3,223	1,943	2,648	4,333	4,308	3,773	3,552	3,888
EBIT (c)(h)(i)(j)(k)(l)(m)(n)	72	715	2,016	581	1,113	2,223	2,216	1,630	1,160	1,616
EBITDA (d)(f)(l)(m)(n)	377	888	2,321	823	1,447	2,604	2,629	2,102	1,710	2,096
Earnings (loss) from continuing operations (h)(i)(j)(k)(l)(m)(n)	33	441	1,322	366	730	1,508	1,516	1,080	798	988
Diluted earnings (loss) per share from continuing operations (h)(i)(j)(k)(l)(m)(n)	0.25	3.25	8.34	2.33	4.62	9.52	9.67	7.31	5.51	6.98
Finance costs	63	70	105	110	119	160	130	156	132	252
Dividends declared per common share	0.11	0.11	0.11	0.11	0.11	0.28	1.00	2.50	3.03	3.41
Cash Flow
Cash provided by operating activities	155	494	1,058	1,399	589	1,350	2,070	1,767	1,312	1,663
Capital expenditures	209	454	506	313	441	663	1,225	1,755	2,021	1,188
Balance Sheet
Non-cash working capital from continuing operations	735	979	2,564	1,712	2,262	2,612	2,366	2,302	2,113	1,973
Total assets	3,265	5,832	9,837	9,785	12,892	13,140	15,805	15,977	17,108	16,377
Total debt	897	950	2,232	1,805	2,760	2,363	3,901	3,888	5,097	5,356
Shareholders’ equity	1,233	3,088	4,110	4,592	5,193	6,428	6,920	6,796	6,687	6,007
Common Share Statistics
Weighted average common shares outstanding (in millions)	132	135	158	157	157	158	156	148	144	142
Closing share price (USD)	31.49	72.21	34.13	61.50	91.75	67.11	99.87	91.48	94.72	89.34
Market capitalization (USD) (g)	4,188	11,409	5,358	9,656	14,497	10,603	14,881	13,173	13,613	12,344
Profitability Ratios
Return on operating capital employed (%) (e)	4	20	31	11	19	29	26	15	10	13
Return on capital employed (%) (e)	4	18	22	7	12	19	17	11	7	10
Return on average shareholders’ equity (%)	3	20	37	8	15	26	23	16	12	16
Debt Ratios
Debt to debt-plus-equity (%)	42	24	35	28	35	27	36	36	43	47
Interest coverage	6.0	12.7	22.1	7.5	12.2	16.3	20.2	13.5	13.0	8.3

(a)	Years prior to 2010 have not been adjusted for the transition to IFRS.
(b)	Restated for the application of IFRS 11 Joint Arrangements requiring equity accounting for joint ventures. Also restated for discontinued operations of the Turf and Ornamental and Direct Solutions businesses where required. Prior years have not been restated.
(c)	Earnings (loss) from continuing operations before finance costs and income taxes.
(d)	Earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.
(e)	Tax rate applied on return on operating capital employed and return on capital employed ratio calculations was 28 percent for 2015, 27 percent for 2013 – 2014 and 28 percent for 2010 – 2012.
(f)	This is a non-IFRS financial measure and is not a measure of financial performance under previous Canadian generally accepted accounting principles.
(g)	Market capitalization is calculated as period end common shares outstanding multiplied by share price in U.S. dollars on the NYSE on the last trading day of the accounting period.
(h)	Data for 2006 includes an impairment charge on our Kapuskasing phosphate rock mine and Redwater phosphate facility of $136-million ($95-million net of tax).
(i)	Data for 2008 includes an inventory and purchase commitment write-down of $216-million ($149-million net of tax).
(j)	Data for 2008 includes an impairment charge on our EAgrium investment of $87-million ($45-million net of non-controlling interest).
(k)	Data for 2009 includes an inventory and purchase commitment write-down of $63-million ($49-million net of tax).
(l)	Data for 2011 includes an impairment charge on our Hanfeng investment of $61-million ($47-million net of tax).
(m)	Data for 2013 includes a goodwill impairment charge on our Retail Australia operations of $220-million and a purchase gain on the Viterra acquisition of $257-million. Combined amount of $37-million with no tax impact.
(n)	Data for 2015 includes a goodwill impairment charge on our Wholesale Europe operations of $19-million ($14-million net of tax).

130	AGRIUM ANNUAL REPORT 2015

RATIOS

	2015	2014
LIQUIDITY RATIOS (:1 except percentages)
Quick ratio	0.7	0.7
Current ratio	1.4	1.3
Working capital to sales	0.1	0.1
Average non-cash working capital to sales (%)	15	14
Sales to total assets	0.9	0.9
Total asset turnover	0.9	1.0
PROFITABILITY RATIOS (%)
Return on operating capital employed	13	10
Return on capital employed	10	7
Return on average shareholders’ equity	16	12
Cash operating coverage	49	55
EBITDA to sales	14	11
DEBT RATIOS (:1 except percentages)
Debt to debt-plus-equity (%)	47	43
Net-debt to net-debt-plus-equity (%)	45	39
Interest coverage	8.3	13.0
EBIT interest coverage	6.4	8.8

Ratio definitions
Quick ratio =	current assets - inventories
current liabilities
Current ratio =	current assets / current liabilities
Working capital =	(current assets - assets held for sale) - (current liabilities - liabilities held for sale)
Non-cash working capital =	(current assets - cash and cash equivalents - other current assets - assets held for sale)
- (current liabilities - short-term debt - current portion of long-term debt - liabilities held for sale)
Average non-cash working capital to sales =	rolling four quarter average non-cash working capital / sales
Total asset turnover =	sales / average total assets
EBIT =	earnings (loss) from continuing operations before finance costs and income taxes
EBITDA =	earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization
Return on operating capital employed =	last 12 months’ EBIT less income taxes (tax rate: 28% for 2015, 27% for 2014)
rolling four quarter average (non-cash working capital + property, plant and equipment + investments in associates and joint ventures + other assets)
Return on capital employed =	last 12 months’ EBIT less income taxes (tax rate: 28% for 2015, 27% for 2014)
rolling four quarter average (non-cash working capital + property, plant and equipment + investments in associates and joint ventures + other assets + intangibles + goodwill)
Return on average shareholders’ equity =	net earnings (loss) from continuing operations
average shareholders’ equity
Cash operating coverage =	gross profit excluding depreciation and amortization - EBITDA gross profit excluding depreciation and amortization
Debt to debt-plus-equity =	debt (short-term debt and long-term debt)
debt + shareholders’ equity
Net-debt to net-debt-plus-equity =	net-debt (short-term debt and long-term debt, less cash and cash equivalents)
net-debt + shareholders’ equity
Interest coverage =	EBITDA / finance costs
EBIT interest coverage =	EBIT / finance costs

AGRIUM ANNUAL REPORT 2015	131

DIRECTORS AND OFFICERS

Agrium’s Board of Directors

Victor J. Zaleschuk, Board Chair

Charles (Chuck) V. Magro

Maura J. Clark

David C. Everitt

Russell K. Girling

Susan A. Henry

Russell J. Horner

Miranda C. Hubbs

The Honourable Anne McLellan, P.C.

Derek G. Pannell

Mayo M. Schmidt

William S. Simon

Agrium’s Officers

Charles (Chuck) V. Magro	President & Chief Executive Officer

Steve J. Douglas	Senior Vice President & Chief Financial Officer

Henry (Harry) Deans	Senior Vice President and President, Wholesale Business Unit

Stephen G. Dyer	Senior Vice President and President, Retail Business Unit

Susan C. Jones	Senior Vice President & Chief Legal Officer

Leslie A. O’Donoghue	Executive Vice President, Corporate Development & Strategy & Chief Risk Officer

Michael R. Webb	Senior Vice President, Human Resources

Patrick J. Freeman	Vice President, Corporate Development & Strategy

Angela S. Lekatsas	Vice President & Treasurer

Fredrick R. Thun	Vice President, Finance

Thomas E. Warner	Vice President, North America Retail

Gary J. Daniel	Corporate Secretary

Please visit Agrium’s website (www.agrium.com) for biographies of Agrium’s Board of Directors and leadership team members.

132	AGRIUM ANNUAL REPORT 2015

SHAREHOLDER INFORMATION

Annual General Meeting

The Annual General Meeting of the shareholders of Agrium Inc. will be held at 11:00 a.m. (MDT) on Wednesday, May 4, 2016 at Agrium Place, Main Floor Rotunda, 13131 Lake Fraser Drive SE, Calgary, Alberta. Shareholders of record on March 9, 2016 are urged to attend and participate in the business of the meeting. It will be carried live on the Company’s website at www.agrium.com.

Stock exchanges and trading symbol

Common shares are listed on the Toronto and New York Stock Exchanges under AGU.

Compliance with NYSE listing standards on corporate governance

Our common shares are listed on the New York Stock Exchange (NYSE), but as Agrium is a listed foreign private issuer, the NYSE does not require us to comply with all of its listing standards regarding corporate governance. Notwithstanding this exemption, we are in compliance in all material respects with the NYSE listing standards, and we intend to continue to comply with those standards to ensure there are no significant differences between our corporate governance practices and those practices required by the NYSE of other publicly listed companies. Readers are also referred to the Corporate Governance Section of our website at www.agrium.com for further information.

Dividend information

A cash dividend of eighty-seven and a half cents U.S. per common share was paid on January 21, 2016, to shareholders of record on December 31, 2015.

A cash dividend of eighty-seven and a half cents U.S. per common share was paid on October 15, 2015, to shareholders of record on September 30, 2015.

A cash dividend of eighty-seven and a half cents U.S. per common share was paid on July 16, 2015, to shareholders of record on June 30, 2015.

A cash dividend of seventy-eight cents U.S. per common share was paid on April 16, 2015, to shareholders of record on March 31, 2015.

Electronic financial data tool

An interactive electronic database of over five years’ historical financial information is available in the investor section of Agrium’s website (www.agrium.com/en/ investors). Viewers can select quarterly or annual information, refine results by business segments and view interactive charts. The complete database is also available for download in spreadsheet format for modelling or further analysis. Results are updated in the data tool simultaneously with each quarterly and annual earnings announcement.

Investor and media relations contacts

Richard Downey

Vice President, Investor and Corporate Relations

Telephone 403-225-7357

Todd Coakwell

Director, Investor Relations

Telephone 403-225-7437

E-mail aginvest@agrium.com

Privacy Officer

Telephone 403-225-7542

Toll free 877-247-4866

E-mail privacyofficer@agrium.com

Auditors

KPMG LLP

Suite 2700, 205 – 5 Avenue SW

Calgary, Alberta, Canada T2P 4B9

Telephone 403-691-8000

Fax 403-691-8008

Transfer Agent – Common Shares

CST Trust Company

P.O. Box 700

Station B

Montreal, Quebec, Canada H3B 3K3

Telephone

Outside North America 416-682-3860

Inside North America 800-387-0825

Fax

Outside North America 514-985-8843

Inside North America 888-249-6189

E-mail inquiries@canstockta.com

Website www.canstockta.com

Trustee – Unsecured Notes and Debentures

The Bank of New York Mellon

P.O. Box 396

111 Sanders Creek Parkway

East Syracuse, New York, U.S. 13057

Attention: Bondholder Relations

Telephone 800-254-2826

Website www.bnymellon.com

AGRIUM ANNUAL REPORT 2015	133

CORPORATE INFORMATION

Corporate and Wholesale head office

AGRIUM INC.

13131 Lake Fraser Drive SE

Calgary, Alberta, Canada T2J 7E8

Telephone 403-225-7000

Retail head offices

CROP PRODUCTION SERVICES, INC.

3005 Rocky Mountain Avenue

Loveland, Colorado, U.S. 80538

Telephone 970-685-3300

CANADA

CROP PRODUCTION SERVICES (CANADA) INC.

Box 5234

64137 Hwy 543 E.,

High River, Alberta, Canada T1V 1M4

Telephone 403-603-6000

SOUTH AMERICA

AGROSERVICIOS PAMPEANOS S.A.

Dardo Rocha 3278, Piso 2

(B1640FTX) Martinez

Provincia de Buenos Aires

Argentina

Telephone +54-11-4717-6441

AUSTRALIA

LANDMARK OPERATIONS LIMITED

380 La Trobe Street

Melbourne, Victoria 3000

Australia

Telephone +61-3-9209-0001

Wholesale sales offices

CANADA

AGRIUM INC.

13131 Lake Fraser Drive SE

Calgary, Alberta, Canada T2J 7E8

Telephone 403-225-7000

UNITED STATES OF AMERICA

AGRIUM U.S. INC.

4582 South Ulster Street, Suite 1700

Denver, Colorado, U.S. 80237

Telephone 303-804-4400

ARGENTINA

PROFERTIL S.A.

Puerto Ingeniero White

Zona Cangrejales

Bahia Blanca (8103)

Provincia de Buenos Aires,

Argentina

Telephone +54-291-459-8191

EUROPE

AGRIUM EUROPE S.A.

Avenue Louise 326/36

1050 Bruxelles

Belgium

Telephone +32-2-646-7000

Corporate website

www.agrium.com

Please direct inquiries about shareholdings, share transfer requirements, elimination of duplicate mailings, address changes or lost certificates to CST Trust Company.

134	AGRIUM ANNUAL REPORT 2015

AGRIUM ANNUAL REPORT 2015	135

AGRIUM INC.
13131 Lake Fraser Drive SE
Calgary, Alberta, Canada T2J 7E8
T: 403-225-7000
AGRIUM U.S. INC.
4582 South Ulster Street, Suite 1700
Denver, Colorado, U.S. 80237
T: 303-804-4400
NYSE AND TSX: AGU
www.agrium.com